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As filed with the Securities and Exchange Commission on October 31, 2007.

Registration No. 333-145844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANACOR PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	25-1854385 (I.R.S. Employer Identification No.)
1060 East Meadow Circle Palo Alto, CA 94303-4230 (650) 739-0700 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David P. Perry
President and Chief Executive Officer
Anacor Pharmaceuticals, Inc.
1060 East Meadow Circle
Palo Alto, CA 94303-4230
(650) 739-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark B. Weeks Stephen B. Thau Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 Telephone: (650) 324-7000 Facsimile: (650) 324-0638	Bruce K. Dallas Martin A. Wellington Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued October 31, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                              Shares

COMMON STOCK

Anacor Pharmaceuticals, Inc. is offering                              shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "ANAC."

Concurrent with this offering, Schering Corporation, a wholly-owned subsidiary of Schering-Plough, or Schering, and SmithKline Beecham d/b/a GlaxoSmithKline, or GSK, have each agreed to purchase in private placements $10 million in common stock at the initial public offering price. A portion of the stock being sold to Schering will be purchased from certain of our stockholders.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                            shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete.    Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                        , 2007.

MORGAN STANLEY	COWEN AND COMPANY

PACIFIC GROWTH EQUITIES, LLC
NEEDHAM & COMPANY, LLC

                        , 2007

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until                       , 2007 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

ANACOR PHARMACEUTICALS, INC.

Corporate Overview

        We are a biopharmaceutical company developing novel small-molecule therapeutics derived from our boron chemistry platform. We believe that our expertise in creating new boron-based compounds enables us to develop proprietary product candidates rapidly and cost-effectively that address unmet medical needs across many therapeutic areas. We have focused initially on developing topical applications of our compounds to treat fungal, bacterial and inflammatory diseases. We believe topical therapeutics generally have lower development costs, reduced risk of side effects and faster time to market than systemic therapeutics.

        Our most advanced product candidate is AN2690, a novel topical antifungal in development for the treatment of toenail onychomycosis, a fungal infection of the nail and nail bed. In February 2007, we entered into a worldwide license, development and commercialization agreement with Schering Corporation, a wholly-owned subsidiary of Schering-Plough, or Schering, for AN2690 for all indications including the treatment of onychomycosis. Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently anticipate that Schering will initiate Phase 3 clinical trials for AN2690 in onychomycosis by the end of 2008. We also have a portfolio of other topical product candidates in development for the treatment of psoriasis, gingivitis, acne, vaginal candidiasis and tinea pedis. All of our product candidates are presently in clinical trials or earlier stages of development and none has received FDA or other regulatory approval for commercial sale. To date, we have not generated any revenue from the sale of our products.

        In October 2007, we entered into a research and development collaboration, option and license agreement with SmithKline Beecham d/b/a GlaxoSmithKline, or GSK, for the discovery, development, manufacture and worldwide commercialization of novel systemic therapeutics for viral and bacterial diseases utilizing our boron-based chemistry. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option to obtain an exclusive license to such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis.

        Our core technology platform is based on the use of boron to develop novel product candidates, which we believe confers a number of advantages in our drug development efforts. Boron-based compounds interact with biological targets in novel ways, and can address targets not amenable to intervention by traditional, carbon-based compounds. We have demonstrated that our boron-based compounds have antibiotic, anti-inflammatory, antiparasitic and antifungal properties, giving them broad utility across multiple disease areas. Technological advances in the synthesis of boron-based compounds have allowed us to rapidly create large families of compounds with drug-like properties. Finally, we believe the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that for carbon-based products, providing an attractive opportunity for us to build our intellectual property portfolio.

        By exploiting these advantages of our boron chemistry platform, we have discovered and advanced into clinical development several novel and proprietary boron-based product candidates that address attractive market opportunities.

Our Product Candidates

        Our objective is to discover, develop and commercialize proprietary boron-based drug compounds with superior efficacy, safety and convenience for the treatment of a variety of diseases. Our current proprietary product candidates include the following:

  •
  AN2690 is our product candidate for the topical treatment of onychomycosis, a fungal infection of the nail and nail bed. AN2690 is a potent antifungal that, according to our preclinical studies, penetrates the human nail plate 250 times more effectively than Penlac, the only currently approved topical therapy. We believe this enhanced penetration will allow AN2690 to more effectively treat onychomycosis. According to Podiatry Today, onychomycosis affects 35 to 36 million people in the United States; however, 47% of those affected are not receiving treatment according to the manufacturer of Lamisil, the leading prescription treatment for onychomycosis. While Lamisil, a systemic antifungal, is effective for many patients, it carries the risk of liver failure. Despite this potential toxicity, worldwide sales of Lamisil peaked at $1.2 billion in 2004 and totaled $978 million in 2006. Phase 2 clinical trials suggest AN2690 is effective in the treatment of onychomycosis but with lowered risk of systemic side effects due to its topical administration. Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently expect Schering to initiate Phase 3 clinical trials for AN2690 by the end of 2008.

  •
  AN2728 is our topical anti-inflammatory product candidate for the treatment of psoriasis. AN2728 is designed to inhibit the production of TNF-alpha, a precursor of the inflammation associated with psoriasis and a validated target, as well as other cytokines, which are proteins produced by the immune system that are involved in the inflammation process. Psoriasis is an inflammation of the skin caused by a reaction of the immune system that affects approximately 10 million people worldwide, according to Decision Resources. Patients with psoriasis can be categorized as having mild, moderate or severe forms of the disease, with approximately 80% of patients having mild to moderate forms according to Decision Resources. Although current treatments attempt to decrease the severity of the disease, none of them cures the disease. Currently available treatments include topical, oral and injectable therapies. According to IMS Health, 87% of all prescriptions for psoriasis in the United States in 2006 were for topical treatments. For patients with moderate to severe psoriasis, oral and injectable biologic therapies are available that provide significant efficacy. However, these treatments involve systemic exposure, which can lead to serious side effects. We believe that AN2728 has the potential to combine the effect of injectable biologics with a better safety profile than existing therapies. AN2728 has demonstrated initial safety and activity against psoriatic lesions in a Phase 1b clinical trial and we intend to begin an additional Phase 1b clinical trial and a Phase 2 clinical trial in parallel in 2007 to better characterize the safety profile of AN2728 and evaluate the appropriate efficacious dose for treating psoriasis.

  •
  AN0128 is our product candidate that has both antibiotic and anti-inflammatory properties. We have demonstrated in preclinical studies and an initial clinical trial that AN0128 kills types of bacteria most frequently found on the skin and in the mouth, and also bacteria resistant to other drugs. We are evaluating the use of AN0128 in diseases that have components of both infection and inflammation. We are exploring opportunities with leading manufacturers of oral care products to evaluate development of AN0128 for gingivitis. We may also choose to develop AN0128 for the treatment of acne. In a Phase 1b clinical trial, AN0128 showed activity similar to clindamyacin, the most commonly prescribed antibiotic for acne, in eliminating bacteria from pores in the skin.

  •
  AN2718 is our product candidate in preclinical development for the topical treatment of vaginal candidiasis, or yeast infections, and tinea pedis, or athlete's foot. In preclinical studies, AN2718 has been shown to have activity against yeasts associated with vaginal candidiasis, including those resistant to current treatments, which are becoming more prevalent. Additionally, AN2718 has been shown in preclinical studies to have activity against fungal strains that cause tinea pedis. We have engineered AN2718 to penetrate the thick skin of the foot, which we believe is important to treat tinea pedis effectively. If our planned preclinical studies are successful, we expect to file investigational new drug applications, or INDs, for both of these indications in 2008. We also may develop AN2718 for treatment of other fungal skin infections.

        All of the intellectual property in our current product candidates was initially developed by us. In the course of our development and commercialization collaborations, additional intellectual property relating to our product candidates may be developed by us and our collaborators, such as Schering and GSK.

Our Development and Commercialization Strategy

        We believe topical therapeutics generally have lower development costs, reduced risks of side effects and a faster time to market than systemic products. We intend to develop our topical compounds ourselves through proof of concept studies, which are designed to demonstrate initial indications of safety and effectiveness, or pivotal trials, which are designed to confirm their safety and effectiveness for a particular indication in a larger population to support regulatory approval. Initially, we intend to partner programs for potential systemic compounds at an early stage of development, as demonstrated by our agreement with GSK. We expect that under such alliances, we will undertake early research and initial clinical development of resulting product candidates. We intend to commercialize our products in specialty markets in the United States and to seek commercialization partners for international markets and non-specialty U.S. markets.

Our Agreement with Schering

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690, including for the treatment of onychomycosis. Pursuant to the agreement, Schering paid us a $40 million up-front fee and we have the right to require Schering to purchase up to $10 million of our capital stock. In addition to assuming sole responsibility for the costs of development and commercialization of AN2690, Schering has also agreed to pay us double-digit royalties up to twenty percent on sales of AN2690 and up to an additional $505 million if certain development, regulatory and commercial milestones for onychomycosis are achieved. Schering is also obligated to pay us additional fees for each additional indication for which Schering develops AN2690 treatments if certain milestones are achieved. We retained the option to co-promote AN2690 for the treatment of onychomycosis to dermatologists in the United States, subject to certain conditions. Schering did not acquire any rights to any of our other product candidates under this agreement.

Our Agreement with GSK

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, manufacture and worldwide commercialization of boron-based systemic therapeutics for at least eight product options in up to four target-based projects, one of which will target the Hepatitis C Virus (HCV) and others of which will be in the area of antibiotics. Under the agreement, we will collaborate with GSK to identify and develop boron-based small molecule product candidates.

        Pursuant to the agreement, GSK paid us a $12 million up-front fee in October 2007 and we have the right to require GSK to purchase $10 million of our capital stock. In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved proof of concept criteria. In the HCV project, GSK also has an option to obtain an exclusive license at the time a product candidate is selected. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate. GSK is obligated to make payments to us if certain milestones are met, which range up to $252 million to $331 million in the aggregate per product candidate. GSK is further obligated to pay us tiered double-digit royalties, with the potential to reach the mid-teens, on annual net sales of products containing optioned compounds. In the event that GSK exercises its option for a product candidate in the HCV project at the candidate selection stage, milestone payments for which we are eligible and the product royalties payable to us would be lower.

Risk Related to Our Business

        In executing our business strategy, we face significant risks and uncertainties, as more fully described in the section entitled "Risk Factors." For example:

  •
  we may incur substantial and increasing net losses for the foreseeable future because we have no products approved for sale and we have not generated any revenue from sales of our products;

  •
  we may need to obtain substantial additional funding for our clinical trials;

  •
  milestones and associated revenues in our agreements with Schering or GSK may not be achieved;

  •
  to receive regulatory approval for any of our product candidates, we or our partners, such as Schering in the case of AN2690 and GSK in the case of certain systemic product candidates, must conduct adequate and well-controlled clinical trials to demonstrate safety and efficacy in humans. If clinical trials do not produce results necessary to support regulatory approval, we or our partners will be unable to commercialize these products;

  •
  Schering may not develop, manufacture and commercialize our lead product candidate, AN2690, as quickly as we would like;

  •
  we expect to devote substantial resources to our collaboration with GSK to discover and develop boron-based systemic therapeutics, but we may not succeed in identifying product candidates through the collaboration and GSK may not license and commercialize product candidates from the collaboration; and

  •
  it is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. We currently are the owner of record of one non-U.S. issued patent and no issued U.S. patents. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending any patents that may issue in the future against third party challenges. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Accordingly, we cannot predict whether our patents will issue or the breadth of claims that may be allowed or enforced in any patents that may issue from the applications that we currently or may in the future own.

Concurrent Private Placements

        Concurrent with this offering, Schering and GSK have agreed to purchase directly from us in private placements $       million and $10 million, respectively, in shares of our common stock at the initial public offering price. In addition, concurrent with this offering, Schering has agreed to purchase from certain of our stockholders in a private placement $         million in shares of our common stock at the initial public offering price.

Corporate Information

        We were incorporated in Delaware in December 2000 as AnaMax, Inc. We began operations in March 2002 and changed our name to Anacor Pharmaceuticals, Inc. in October 2002. Our principal executive offices are located at 1060 East Meadow Circle, Palo Alto, CA 94303-4230, and our telephone number is (650) 739-0700. Our website address is www.anacor.com. The information on, or accessible through, our website is not part of this prospectus.

        Anacor™ and Anacor Pharmaceuticals™ are our trademarks. This prospectus also contains trademarks and trade names of other companies.

THE OFFERING

Common stock offered by us	shares
Common stock sold to GSK in the concurrent private placement	shares
Common stock sold to Schering by us in the concurrent private placement	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We plan to use the proceeds of this offering and the funds we receive from the concurrent private placements to Schering and GSK to fund our research and development activities, including preclinical studies and clinical trials for our development programs, to increase our working capital and to provide funding for general corporate purposes. See "Use of Proceeds."
Proposed NASDAQ Global Market symbol	ANAC

        The number of shares of common stock to be outstanding immediately after this offering is based on 47,627,080 shares of common stock outstanding as of June 30, 2007 and excludes:

  •
  4,676,003 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.49 per share;

  •
  shares of our common stock reserved for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, which will become effective on the completion of this offering (including                         shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2007 Equity Incentive Plan upon the effectiveness of the 2007 Equity Incentive Plan); and

  •
  300,578 shares of common stock issuable upon the exercise of a warrant outstanding at an exercise price of $1.73 per share.

Except as otherwise indicated, all information in this prospectus assumes:

  •
  the conversion of all outstanding shares of our convertible preferred stock into 40,842,356 shares of common stock;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

Share numbers in this prospectus do not reflect a reverse stock split that we expect to effect prior to completion of this offering.

SUMMARY FINANCIAL DATA

        The following summary financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        We derived the statements of operations data for 2004, 2005 and 2006 from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 is derived from our unaudited condensed financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$7,052	$107	$861	$308	$9,320
Operating expenses
Research and development	10,586	14,023	16,627	7,754	10,164
General and administrative	1,646	2,827	3,629	1,656	4,143

Total operating expenses	12,232	16,850	20,256	9,410	14,307

Loss from operations	(5,180)	(16,743)	(19,395)	(9,102)	(4,987)
Interest income	31	343	311	138	571
Interest and other expenses, net	(42)	(44)	(505)	—	(950)

Net loss	$(5,191)	$(16,444)	$(19,589)	$(8,964)	$(5,366)

Net loss per share-basic and diluted(1)	$(1.10)	$(3.18)	$(3.17)	$(1.52)	$(0.79)

Weighted average shares outstanding used in calculating net loss per share-basic and diluted(1)	4,713,871	5,173,237	6,172,694	5,878,624	6,757,945

Pro forma net loss per share-basic and diluted(1)			$(0.43)		$(0.11)

Pro forma weighted average shares outstanding used in calculating net loss per share-basic and diluted(1)			45,706,365		47,600,305

(1)
Please see Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of June 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,854
Working capital	15,693
Total assets	38,124
Notes payable	8,074
Preferred stock warrant liability	845
Convertible preferred stock	37,637
Accumulated deficit	(48,413)
Total stockholders' equity (deficit)	(47,662)

        The pro forma as adjusted balance sheet data reflects the (i) conversion of all of our outstanding shares of convertible preferred stock into 40,842,356 shares of common stock, (ii) sale of                         shares of common stock in this offering at the assumed initial public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) sale of                         shares of common stock and                          shares of common stock in concurrent private placements to Schering and GSK, respectively, at the assumed initial public offering price of $            per share.

        A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following adverse developments described in the following risk factors could harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Development, Regulatory Approval and Commercialization of Our Product Candidates

        We are largely dependent on the regulatory approval of our most advanced product candidates, especially AN2690, and we cannot be certain that these product candidates will receive regulatory approval.

        We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidates, especially AN2690, which is currently in clinical trials for the treatment of onychomycosis. Our ability to generate revenue related to product sales, which we do not expect will occur for at least the next several years, if ever, will depend on the successful development and regulatory approval of our product candidates. We entered into a license, development and commercialization agreement with Schering in February 2007, pursuant to which Schering is responsible for Phase 3 clinical trials, regulatory approval and commercialization of AN2690. If Schering is not able to obtain regulatory approval for AN2690 or the milestones set forth in the agreement are not achieved or if Schering terminates our agreement, we may not be able to commercialize AN2690. In addition, our clinical development programs for our other product candidates may not lead to regulatory approval from the FDA and similar foreign regulatory agencies and we may therefore fail to commercialize those product candidates. Any failure to obtain regulatory approvals would have a material and adverse effect on our business.

        We currently have no approved products for sale and we cannot guarantee that we will ever have marketable products. The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA. We have not submitted an NDA for any of our product candidates. Obtaining approval of an NDA is a lengthy, expensive and uncertain process.

        Delays in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our product candidates.

        Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs and hinder our ability to commence marketing our product candidates. We do not know whether Schering will commence Phase 3 clinical trials for AN2690 as planned or whether these trials will be completed on schedule, if at all. In particular, the timing of commencement of Phase 3 clinical trials for AN2690 is subject to satisfactory completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA. The outcome of such testing could delay commencement of the Phase 3 clinical trials beyond the end of 2008. In addition, we do not know whether planned clinical trials for our other most advanced product candidates will begin on time or will be completed on schedule or at all. The commencement and completion of clinical trials requires us, Schering, GSK or our potential future partners to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs for the same indication as our product candidates. Clinical trial sites may also be required to withdraw from a clinical trial as a result of changing standards of care or may otherwise become ineligible to participate in our clinical trials. The commencement, enrollment and completion of clinical trials can be delayed for a variety of other reasons, including delays related to:

  •
  inability to reach agreements on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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  regulatory objections to commencing a clinical trial;

  •
  inability to obtain institutional review board, or IRB, approval to conduct a clinical trial at prospective sites;

  •
  difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our product candidates; and

  •
  inability to retain patients in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy, particularly for those patients receiving a placebo.

        In addition, a clinical trial may be suspended or terminated by us, our partners, the FDA or other regulatory authorities due to a number of factors, including:

  •
  failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

  •
  inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

  •
  unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks; or

  •
  lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties or other reasons.

        If we or our partners are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates. In addition, our partners may suspend or terminate their development and commercialization efforts, including clinical trials for our product candidates, at any time.

        Changes in regulatory requirements and guidance may occur and we or our partners may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us or our partners to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. If we or our partners experience delays in the completion of, or if we or our partners terminate, our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate revenue from sales of our products will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

        Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we, Schering, GSK or our potential future partners advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

        Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and we or our partners may decide, or regulators may require us, to conduct additional clinical or non-clinical testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of a product candidate. If the results of ongoing or future clinical trials of AN2690 do not demonstrate expected safety or efficacy, including over a longer treatment period, the prospects for commercialization of AN2690 would be adversely affected. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

        Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently anticipate that Schering will initiate Phase 3 clinical trials for AN2690 by the end of 2008. The data collected from our previous clinical trials is not adequate to support regulatory approval of AN2690 or any of our other product candidates. Despite the results reported in earlier clinical trials for our product candidates, we do not know whether any Phase 2, Phase 3 or other clinical trials we or our partners may conduct will demonstrate adequate efficacy and safety to obtain regulatory approval to market our product candidates. In particular, changes in study protocols from Phase 2 clinical trials to Phase 3 clinical trials, such as an expected increase in the period of treatment for AN2690 or differences in study populations, could result in side effects or changes in efficacy that were not seen in earlier trials, as well as a higher rate of drop-out among clinical trial participants.

        Furthermore, additional safety studies are required for AN2690 and our other product candidates prior to submission of an NDA. If AN2690 or our other product candidates are found unsafe, they will not be commercialized and our business would be harmed.

        Our product candidates may have undesirable side effects which may delay or prevent marketing approval or, if approval is received, require them to be taken off the market or otherwise limit their sales.

        A small number of patients who received AN2690 treatment experienced skin irritation around their toenails during clinical trials of AN2690 for onychomycosis. These side effects were reversible and did not interrupt or delay our clinical trials. However, the results of future clinical trials may show that our product candidates may cause more severe skin irritation or other undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities. If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products:

  •
  regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

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  we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

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  we may have limitations on how we promote our drugs;

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  sales of our products may decrease significantly;

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  regulatory authorities may require us to take our approved drug off the market;

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  we may be subject to litigation or product liability claims; and

  •
  our reputation may suffer.

        Any of these events could prevent us, Schering, GSK or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our product candidates.

        Increased scrutiny of clinical trials by regulatory agencies may delay or prevent marketing approval of our product candidates.

        In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or result in approval for a more limited indication than originally sought. Failure to adequately demonstrate the efficacy and safety of AN2690 or any of our other product candidates would prevent regulatory approval and, ultimately, the commercialization of that product candidate.

        All of our products in development require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our products in development will harm our business.

        All of our products in development require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products in development would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

        The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We, Schering, GSK or our potential future partners may be unable to submit any NDA in the United States or any marketing approval application or other foreign applications for any of our products. If we or our partners submit any NDA, including any amended NDA or supplemental NDA, to the FDA seeking marketing approval for any of our product candidates, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that the marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we or our partners will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products will receive favorable recommendation from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products.

        Data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our product candidates. In addition, as a routine part of the evaluation of any potential drug, clinical trials are generally conducted to assess the potential for drug-to-drug interactions that could impact potential product safety. To date, we and our partners have not been requested to perform drug-to-drug interaction studies on our product candidates, but any such request may delay any potential product approval and will increase the expenses associated with clinical programs. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

        In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for marketing approval applications have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. In addition, review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

        Our use of boron chemistry to develop pharmaceutical product candidates is novel and may not prove successful in producing approved products. Undesirable side effects of any of our product candidates, or of boron-based drugs developed by others, could prevent us from obtaining regulatory approval for our product candidates, extend the time period required to obtain regulatory approval or harm market acceptance of our product candidates, if approved.

        All of our product development activities are centered around compounds containing boron. The use of boron chemistry to develop new drugs is largely unproven. The only FDA-approved boron-based pharmaceutical product, Velcade, is an anticancer chemotherapy agent that has significant adverse side effects. We believe that the adverse side effects associated with Velcade are due to its unique mechanism of action. None of our product candidates or research activities employs the same mechanism of action as Velcade. Nonetheless, if potential patients, regulatory authorities, third-party payors or medical providers associate the adverse side effects of Velcade or other boron-based therapeutics that may be developed with all potential boron-based therapies, the market for our products could be adversely affected.

        Additionally, there can be no assurance that our product candidates will be free of adverse side effects. For example, a small number of our patients who received AN2690 treatment experienced reversible skin irritation around their toe nails during clinical trials of AN2690 for onychomycosis. Also, our preclinical and clinical safety studies to date have focused upon our product candidates for topical treatments and we have not conducted safety studies on potential side effects of systemic therapeutics using boron-based compounds, including those that may be developed pursuant to our collaboration with GSK. If boron-based drug treatments result in significant adverse side effects, they may not be useful as therapeutic agents. If we are unable to develop product candidates that are safe and effective using our boron chemistry platform, our business will be materially and adversely affected.

        Regulatory authorities may also require additional safety testing of boron-based compounds, which could delay the timing of and increase the cost for regulatory approvals of our product candidates. Even if topical treatments using our boron-based compounds do not have adverse side effects, systemic therapeutics might. Additionally, even if our boron-based compounds do not have adverse side effects but boron-based drugs developed by others do, it could affect the willingness of regulatory authorities, third-party payors and medical providers to approve, provide reimbursement for or use our boron-based drugs. If boron-based compounds prove unsuitable as therapeutic agents, our business will be significantly harmed.

        We have limited experience developing systemic therapeutics and may not be able to do so.

        Most of our drug discovery and clinical development efforts to date have focused upon the identification and development of boron-based topical treatments and all of our leading product candidates are topical treatments. Pursuant to our agreement with GSK, we will significantly increase our research and development efforts to identify boron-based compounds for use in systemic therapeutics. We have limited experience in the development and approval process for systemic therapeutics. Accordingly, it may take us longer or we may fail to develop a systemic product candidate, in which case we will not receive additional payments from GSK.

        If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

        The commercial success of AN2690 or our other product candidates will depend upon the acceptance of these products among physicians, patients and the medical community. The degree of market acceptance of AN2690 or any of our other product candidates will depend on a number of factors, including:

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  limitations or warnings contained in a product's FDA-approved labeling;

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  changes in the standard of care for the targeted indications for any of our product candidates;

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  limitations in the approved indications for our product candidates;

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  lower demonstrated clinical safety and efficacy compared to other products;

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  prevalence and severity of adverse side effects;

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  ineffective sales, marketing and distribution support;

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  lack of availability of reimbursement from managed care plans and other third-party payors;

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  lack of cost-effectiveness;

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  timing of market introduction and perceived effectiveness of competitive products;

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  availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;

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  adverse publicity about our product candidates or favorable publicity about competitive products;

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  patients' potential preferences to utilize oral medications over topical medications; and

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  potential product liability claims.

        If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If our product candidates fail to achieve market acceptance after regulatory approval, we will not be able to generate significant revenue, if any.

        We have never marketed a drug before, and if we are unable to establish an effective sales force and marketing infrastructure, we may not be able to commercialize our product candidates successfully.

        We plan to market or co-promote our products in certain U.S. specialty markets. We currently do not have any internal sales, distribution and marketing capabilities. The development of a sales and marketing infrastructure for U.S. specialty markets will require substantial resources, will be expensive and time consuming and could negatively impact our commercialization efforts, including delay of any product launch. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish our sales force and marketing capability, our operating results may be adversely affected.

        We expect that our existing and future product candidates will face competition and some of our competitors have significantly greater resources than us.

        The pharmaceutical industry is highly competitive, with a number of established, large pharmaceutical companies, as well as many smaller companies. Most of these companies have greater financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates than us.

There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products that may target the same markets as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy, price, extent of adverse side effects experienced and convenience of treatment procedures. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective or more cost effective than any future products developed by us.

        The commercial opportunity for our product candidates could be significantly harmed if competitors are able to develop alternative formulations that compete with our product candidates. Compared to us, many of our potential competitors have substantially greater:

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  development resources, including personnel and technology;

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  clinical trial experience;

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  regulatory experience;

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  intellectual property portfolios;

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  expertise in prosecution of intellectual property rights;

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  manufacturing and distribution experience; and

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  sales and marketing experience.

        As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more widely-used and less costly than ours and may also be more successful than us in manufacturing and marketing their products.

        The dermatology market is competitive, which may adversely affect our ability to commercialize our dermatological product candidates.

        If approved for the treatment of onychomycosis, we anticipate that AN2690 would compete with other marketed nail fungal therapeutics including Lamisil, Sporanox, Penlac and generic versions of those compounds. AN2690 will also compete against over-the-counter products. If approved for the treatment of psoriasis, AN2728 will compete against Tazorac, vitamin D analogues and corticosteroids, as well as over-the-counter therapies. Certain of our other product candidates will, if they receive regulatory approval, compete against branded prescription drugs, generics or over-the-counter products. Even if a generic product or an over-the-counter product is less effective than our product candidates, a less effective generic or over-the-counter product may be more quickly adopted by health insurers and consumers than our competing product candidates based upon cost or convenience. In addition, each of our product candidates may compete against product candidates currently under development by other companies.

        Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If patients seek coverage or sufficient reimbursement for our products and are unable to obtain it, it is less likely that our products will be widely used.

        Successful commercialization of pharmaceutical products usually depends on the availability of adequate coverage and reimbursement from third-party payors. Patients or healthcare providers who purchase drugs generally rely on third-party payors to reimburse all or part of the costs associated with such products. Adequate coverage and reimbursement from governmental payors, such as Medicare and

Medicaid, and commercial payors, such as HMOs and insurance companies, can be central to new product acceptance.

        Current treatments for onychomycosis are often not reimbursed by third-party payors. We do not know the extent to which AN2690 will be reimbursed. Reimbursement decisions by third-party payors may have an effect on pricing and market acceptance. Our other leading product candidates, such as AN2728 for the treatment of psoriasis, are also subject to uncertain reimbursement decisions by third-party payors. Patients are less likely to use products if they do not receive adequate reimbursement.

        The market for our product candidates may depend on access to third-party payors' drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a competing generic product is available.

        All third-party payors, whether governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medicines exists among all these payors. Therefore, coverage of and reimbursement for drugs can differ significantly from payor to payor and can be difficult and costly to obtain.

        We expect that a substantial portion of the market for our product candidates will be outside the United States. Even if our product candidates receive regulatory approval in the United States, we, Schering, GSK or our potential future partners may never receive approval or commercialize our product candidates outside of the United States.

        To market and commercialize any product candidates outside of the United States, we or our partners must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidates may not be approved for all indications requested, or at all, which could limit the uses of our product candidates and have an adverse effect on product sales and potential royalties, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

        Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

        Even if regulatory approval is obtained for any of our product candidates, regulatory authorities may still impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of recent high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications. Furthermore, in the United States, heightened Congressional scrutiny on the adequacy of the FDA's drug approval process and the agency's efforts to assure the safety of marketed drugs has resulted in the proposal of new legislation addressing drug safety issues. If enacted, any new legislation could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. Any of these restrictions or requirements could force us or our partners to conduct costly studies.

        Our product candidates will also be subject to ongoing regulatory requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. In addition, approved products, manufacturers and manufacturers' facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, such as current Good Manufacturing Practices, or cGMPs, a regulatory agency may:

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  issue warning letters;

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  require us or our partners to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

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  impose other civil or criminal penalties;

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  suspend regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve pending applications or supplements to approved applications filed by us, Schering, GSK or our potential future partners;

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  impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products or require a product recall.

        Our limited experience in regulatory affairs could delay or harm our ability to obtain regulatory approvals necessary to market our product candidates.

        We have limited experience in preparing, submitting and prosecuting regulatory filings, including NDAs and other applications necessary to gain regulatory approvals. As a result, we may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of products that we develop, license or acquire.

        Guidelines and recommendations published by various organizations may affect the use of our products.

        Government agencies may issue regulations and guidelines directly applicable to us, Schering, GSK or our potential future partners and our product candidates. In addition, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time publish guidelines or recommendations to the health care and patient communities. These various sorts of recommendations may relate to such matters as product usage, dosage, route of administration and use of related or competing therapies. Changes to these recommendations or other guidelines advocating alternative therapies could result in decreased use of our products, which may adversely affect our results of operations.

        We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

        The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

  •
  withdrawal of clinical trial participants;

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  termination of clinical trial sites or entire trial programs;

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  costs of related litigation;

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  substantial monetary awards to patients or other claimants;

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  decreased demand for our product candidates and loss of revenues;

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  impairment of our business reputation;

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  diversion of management and scientific resources from our business operations; and

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  the inability to commercialize our product candidates.

        We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our coverage is currently limited to $3 million per occurrence and $3 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

        Our operations involve hazardous materials, which could subject us to significant liabilities.

        Our research and development processes involve the controlled use of hazardous materials, including chemicals. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of exposure of individuals to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We maintain insurance for the use of hazardous materials. Our commercial business insurance covers us for up to $1 million per occurrence and up to $2 million in the aggregate per year and includes hazardous materials coverage. Our umbrella policy covers us for up to an additional $2 million per occurrence and up to $2 million in the aggregate per year. This coverage may not be adequate to cover all claims. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

        Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

        We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers' compensation, products liability and directors' and officers' insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Relating to Our Financial Position and Need for Additional Capital

        We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to curtail our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

        Our ability to reach profitability depends upon many factors including successful execution of our partnering strategy, continuing participation by Schering in the development and commercialization of AN2690, our ability to achieve research and development milestones for systemic therapeutics pursuant to our agreement with GSK and our ability to meet timing and cost targets. We have incurred significant net losses in each year since our inception, including net losses of approximately $5.2 million, $16.4 million and $19.6 million for 2004, 2005 and 2006, respectively. For the six months ended June 30, 2007, we incurred a net loss of $5.4 million, and as of June 30, 2007, we had an accumulated deficit of approximately $48.4 million. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. None of our product candidates have been commercialized and we have therefore not generated any revenues from product sales. We expect to continue to incur increased expenses as we expand our research and development programs and advance our product candidates. For example, our research and development collaboration with GSK will require us to commit specific resources to discovery and development activities and will significantly increase our level of research and development expenditures on systemic drug discovery projects. We also expect an increase in our expenses associated with preparing for commercialization of our product candidates and creating additional infrastructure to support operations as a public company. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. In addition, if our alliances with Schering and GSK are unsuccessful or if we are unable to generate revenue from additional collaborations, then our losses and negative cash flows will be even greater.

        Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA to perform studies in addition to those that we currently anticipate. To date, we have financed our operations primarily through the sale of equity securities, debt arrangements, government contracts and grants and the up-front payments under our agreements with Schering. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Revenues from our strategic alliances with Schering and GSK are uncertain because agreed-upon milestones may not be achieved, and AN2690 and product candidates that may be identified pursuant to our collaboration with GSK may not receive regulatory approval or, if approved, be accepted in the market. In addition, we may not be able to enter into other alliances and collaborations. If our product candidates are not successfully developed or commercialized, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

        We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

        Our operations to date have been primarily limited to organizing and staffing our company, developing our technology and undertaking preclinical studies and clinical trials of our product candidates for topical treatments. We have not yet obtained regulatory approvals for any of our product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. Our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the risk factors set forth in this section, as well as other factors described elsewhere in this prospectus. Due to these various factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

        If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs.

        Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance the preclinical and clinical programs of our product candidates for topical treatments. In addition, pursuant to our research collaboration with GSK, we have committed to significantly expand our research and development efforts to identify systemic therapeutics, an area where we have not previously devoted significant resources. Under the GSK agreement, we are required to use reasonable efforts to identify and optimize product candidates and have committed to provide certain numbers of personnel and other resources under four drug development projects. If the FDA requires that we perform additional studies to those that we currently anticipate, our expenses could increase beyond our current expectations and the timing of any potential product approval may be delayed. We currently have no commitments or arrangements for any additional financing to fund the research and development of our product candidates other than contingent milestone or royalty payments from Schering and GSK, which we may not receive. We believe that the net proceeds from this offering and the concurrent private placements to Schering and GSK, existing cash and cash equivalents and interest thereon will be sufficient to fund our projected operating requirements through at least December 31, 2008. However, we may need to raise substantial additional capital in the future to complete the development and commercialization of our product candidates.

        Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

        Our future funding requirements will depend on many factors, including, but not limited to:

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  the scope, rate of progress and cost of our clinical trials and other research and development activities;

  •
  our ability to meet research plan timelines and goals within budgeted costs for the drug discovery projects that we undertake in collaboration with GSK;

  •
  the success of our alliances with Schering and GSK and the attainment of milestones and royalty payments, if any, under those agreements;

  •
  the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

  •
  the cost and timing of regulatory approvals;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the effect of competing technological and market developments;

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  the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

  •
  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval.

Risks Related to Our Dependence on Third Parties

        We are dependent upon Schering to develop, manufacture and commercialize our lead product candidate, AN2690.

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of our lead product candidate, AN2690. Under the agreement, Schering assumed sole responsibility for development, regulatory approval and commercialization of AN2690. Although we retained the option, subject to certain conditions, to co-promote AN2690 to dermatologists in the United States for the treatment of onychomycosis, Schering retains control over commercialization decisions, including pricing, marketing, strategy and sales. Any future payments from Schering, including milestone and royalty payments to us, will depend on the extent to which AN2690 advances through development, regulatory approval and commercialization.

        With respect to control over decisions and responsibilities, the agreement provides for a joint steering committee and a joint commercialization committee, consisting of representatives of Schering and us. Ultimate decision-making authority as to matters within the collaboration, however, is vested in Schering. For example, we currently expect Schering to initiate Phase 3 clinical trials of AN2690 in onychomycosis by the end of 2008. However, Schering is not obligated to do so, and may delay such trials for a variety of reasons. Schering retains the right to terminate the agreement on a country-by-country basis on 180-days prior written notice to us, provided that termination with respect to the United States will terminate the license in its entirety and termination in certain countries may terminate the license with respect to an entire region.

        Our ability to receive any significant milestone and royalty revenue from AN2690 depends on the efforts of Schering. If AN2690 receives regulatory approval we will be largely dependent on Schering to market it. If Schering does not devote sufficient resources to market AN2690 or is ineffective in doing so, our operating results will be materially and adversely affected. We cannot assure you that Schering will fulfill its obligations under this agreement or develop and commercialize AN2690. If Schering fails to fulfill its obligations under this agreement or terminates the agreement, we would need to obtain the capital necessary to fund the development and commercialization of AN2690 or enter into alternative arrangements with a third party. We could also become involved in disputes with Schering, which could lead to delays in or termination of development and commercialization of AN2690 and time-consuming and expensive litigation or arbitration. If Schering terminates or breaches the agreement with us or otherwise does not advance AN2690, the chances of successfully developing or commercializing AN2690 would be materially and adversely affected.

        We expect to expend substantial resources in our collaboration with GSK. If the research collaboration fails to successfully identify product candidates or if GSK elects not to license any of the resulting compounds or fails to successfully develop and commercialize any compounds it does license, our operating results and financial condition will be materially and adversely affected.

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, manufacture and worldwide commercialization of novel systemic therapeutics for viral and bacterial diseases utilizing our boron-based chemistry. During the research term, both we and GSK are committed to use our reasonable efforts to discover and optimize compounds and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research costs and we expect to expend substantial resources on the collaboration. If we fail to successfully identify product candidates or demonstrate proof of concept for the candidates we identify, our operating results and financial condition will be materially and adversely affected. GSK has the right, but is not required, to exclusively license a specified number of compounds under the agreement. GSK is obligated to make payments to us upon the achievement of certain initial discovery and developmental milestones but further, more significant milestone payments are payable only on compounds that GSK chooses to license. Accordingly, achievement of future payments from GSK depends upon the extent to which the collaborative research projects successfully identify compounds that meet agreed upon criteria and GSK chooses to license such compounds for further development and commercialization. If we devote substantial resources to a research project and GSK elects not to exercise its option with respect to any resulting product candidates, our financial condition will be materially and adversely affected.

        If GSK elects to license a compound, GSK will assume sole responsibility for development, regulatory approval and commercialization of such compound. Accordingly, even with respect to compounds that GSK chooses to license, if any, future payments from GSK, including milestone and royalty payments to us, will depend on the extent to which such licensed compounds advance through development, regulatory approval and commercialization. Additionally, GSK can choose to terminate the agreement on six months' notice or its license to any compounds at any time with no further obligation to develop and commercialize such compounds. Although we retain rights to develop and market compounds that GSK does not license or if GSK terminates the agreement or a license, we would not be eligible to receive further payments from GSK for the affected compounds and would be required to fund further development and commercialization ourselves or with other partners if we continue to pursue the product candidate.

        With respect to control over decisions and responsibilities, the agreement provides for a joint research committee to oversee the research collaboration consisting of representatives of GSK and us. Decisions regarding projects will be made on a consensus basis, except that ultimate decision-making authority with respect to the design of proof of concept trials for each research compound and determining whether proof of concept criteria have been satisfied is vested in GSK.

        If GSK does not devote sufficient resources to the research, development and commercialization of compounds identified through our research collaboration or is ineffective in doing so, our operating results will be materially and adversely affected. In particular, under the agreement, GSK is generally entitled to, either alone or with third parties, develop and commercialize compounds directed at the same targets we are working on under the agreement. If GSK independently develops compounds that compete with our compounds, it could elect to advance such compounds and not develop or commercialize our product candidates. We cannot assure you that GSK will fulfill its obligations under this agreement or develop and commercialize compounds identified by the research collaboration. If GSK fails to fulfill its obligations under this agreement or terminates the agreement, we would need to obtain the capital necessary to fund the development and commercialization of such compounds, enter into alternative arrangements with a third party or halt our development efforts in these areas. We could also become involved in disputes with GSK, which could lead to delays in or termination of the research collaboration or the development and commercialization of identified product candidates and time-consuming and expensive litigation or arbitration. If GSK terminates or breaches the agreement with us or otherwise does not advance the compounds identified by our research collaboration, our chances of successfully developing or commercializing such compounds would be materially and adversely affected.

        We may not be successful in maintaining or establishing development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

        Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products is expensive. Consequently, we have entered into an agreement with Schering for the development and commercialization of AN2690, and with GSK for the identification, development and commercialization of certain boron-based systemic product candidates, and we plan to establish alliances for development and commercialization of other product candidates and research programs. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our product candidates. When we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our product candidates. In some cases, we may be responsible for continuing preclinical and initial clinical development of a partnered product candidate or research program, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our product candidates we would face increased costs, we may be forced to limit the number of our product candidates we can commercially develop and we might fail to commercialize particular products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition will be materially and adversely affected.

        Our strategy is to develop a marketing and sales force targeting dermatologists and other specialty markets in the United States. We expect that the collaborations we intend to establish with third parties for development and commercialization of our product candidates will include partnering for marketing and sales into primary care markets and for sales outside the United States. Our collaboration partner may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization. If we are unable to establish effective collaborations to enable the sale of our product candidates to physicians and in geographical regions that will not be covered by our own marketing and sales force, or if our collaboration partners do not successfully commercialize our product candidates, then our ability to achieve revenues from product sales outside of U.S. dermatology and other specialty markets will be adversely affected.

        We depend on third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves.

        Part of our strategy is to achieve operational efficiencies by outsourcing substantial portions of our operations to third-party service providers. We currently outsource certain functions including chemical synthesis, biological screening and manufacturing to a variety of different parties. Our agreements with third-party service providers and clinical research organizations are on a study-by-study basis and are typically short-term. Our agreements with chemical synthesis suppliers typically run from three months to one year. In all cases, we may terminate the agreements with notice and are responsible for the supplier's previously incurred costs.

        Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. There are a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify, retain and successfully manage the performance of third-party service providers in the future, our business may be adversely affected.

        We have no experience manufacturing our product candidates on a large clinical-scale or commercial-scale and have no manufacturing facility. As a result, we are dependent on numerous third parties for the manufacture of our product candidates and our supply chain, and if we experience problems with any of these suppliers, the manufacturing of our products could be delayed.

        We do not own or operate facilities for the manufacture of our product candidates, which includes the drug substance and vehicle used to deliver the drug. We have limited personnel with experience in drug manufacturing. We currently outsource all manufacturing and packaging of our preclinical and clinical product candidates to third parties and intend to continue to do so. In addition, we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of our product candidates. We may be unable to enter agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. We may not be able to establish additional sources of supply for our products. Such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates, and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions to our product candidate supply while we seek to secure another supplier that meets all regulatory requirements.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

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  the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

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  the possibility of termination or nonrenewal of the agreements by the third parties because of our breach of the manufacturing agreement or based on their own business priorities.

        Any of these factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Furthermore, if our contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and clinical trials may be delayed or we could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA.

        Schering will either manufacture AN2690 or will contract to have AN2690 manufactured by a third party. The transition of AN2690 production or the inability to manufacture or obtain sufficient supplies of the drug product or formulation could adversely effect clinical trial enrollment or timing or, if AN2690 is approved, product commercialization.

        If we lose our relationships with contract research organizations, our drug development efforts could be delayed.

        We are substantially dependent on third-party vendors and contract research organizations for preclinical studies and clinical trials related to our drug discovery and development efforts. If we lose our relationship with any one or more of these providers, we could experience a significant delay in both identifying another comparable provider and then contracting for its services, which could adversely affect our development efforts. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider will need additional time to respond to our needs and may not provide the same type or level of services as the original provider. In addition, any contract research organization that we retain will be subject to the FDA's regulatory requirements and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed, which could severely harm our business and financial condition.

Risks Relating to Our Intellectual Property

        It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. In addition, while our patent applications covering AN2690 include claims for all relevant pharmaceutical uses of the compound, they do not include a claim for composition of matter for the AN2690 molecule due to the existence of prior art relating to a non-pharmaceutical use of the molecule. We currently own one issued patent, which was issued outside of the United States and there can be no assurance that our pending patent applications will result in issued patents. As of October 2, 2007, we are the owner of record and are actively pursuing 17 U.S. patent applications (3 provisional and 14 non-provisional), 6 international (PCT) patent applications and 94 non-U.S. patent applications in 16 jurisdictions, including the European Union, Japan, Canada, Australia and Mexico. Seven U.S. patent applications, 2 international PCT applications and 55 foreign applications are related to AN0128. Seven U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2690. Seven U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2718. Six U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2728. Unless and until such patents are issued, we may be unable to preclude others from working in the area in which we seek intellectual property protection pursuant to these patent applications.

        The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States. The pharmaceutical patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. For instance, the new rules of practice proposed by the United States Patent and Trademark Office, or USPTO, that limit the number of claims that may be filed in a patent application and the number of continuation and continuation-in-part applications that can be filed, which are scheduled to take effect on November 1, 2007, may result in patent applicants being unable to secure all of the rights that they would otherwise have been entitled to in the absence of the new rules and, therefore, may negatively affect our ability to obtain comprehensive patent coverage. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in the patents that may be issued from the applications we currently or may in the future own or license from third-parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, it could impact our ability to commercialize or license our technology.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

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  we might not have been the first to make the inventions covered by our pending patent applications;

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  we might not have been the first to file patent applications for these inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  any patents that we obtain may not provide us with any competitive advantages;

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  we may not develop additional proprietary technologies that are patentable; or

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  the patents of others may have an adverse effect on our business.

        We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States, are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Our patent applications would not prevent others from taking advantage of the chemical properties of boron to discover and develop new therapies, including therapies for the indications we are targeting. If others seek to develop boron-based therapies, their research and development efforts may inhibit our ability to conduct research in certain areas and expand our intellectual property portfolio.

        We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

        If we choose to go to court to stop another party from using the inventions claimed in any patents we obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our rights to such patents. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent Office in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.

        Furthermore, a third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party's patents and would order us or our partners to stop the activities covered by the patents. In that event, we or our commercialization partners may not have a viable way around the patent and may need to halt commercialization of the relevant product with it. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party's patents. Under our agreement with Schering, we may be required to share in any license fees or royalty payments that Schering must pay arising from third-party claims of intellectual property infringement. In the future, we may agree to indemnify our commercial partners against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

        Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

        Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

        We do not have exclusive rights to intellectual property we developed under U.S. federally funded research grants, and we could ultimately lose the rights we do have under certain circumstances.

        Some of our intellectual property rights, including those covering AN0128, were developed in the course of research funded by the U.S. government. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future products pursuant to the Bayh-Dole Act of 1980. Government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive licenses to any of these inventions to a third party if they determine that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits.

Risks Related to Employee Matters and Managing Growth

        We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

        As we increase the number of product development programs we have underway and advance our product candidates through preclinical studies and clinical trials, we will need to increase our product development, scientific and administrative headcount to manage these programs. Additionally, our research collaboration with GSK commits us to provide a certain number of full-time equivalent employees to participate in the collaboration, which will result in a significant increase in our research and development headcount and expenses. We also share responsibility with GSK to oversee and manage the four research projects contemplated by the GSK agreement. Managing these expanding development programs will require additional personnel for coordinating and overseeing our third-party service providers. In addition, to meet our obligations as a public company, we will need to increase our general and administrative headcount. To support this growth in our operations, we expect to hire additional employees within the next twelve months. Our management, personnel and systems currently in place may not be adequate to support this future growth. We also expect to move into larger facilities in 2008. Our need to effectively manage our operations, growth and various projects requires that we:

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  successfully attract and recruit new employees with the expertise and experience we will require;

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  manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites; and

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  continue to improve our operational, financial and management controls, reporting systems and procedures.

        If we are unable to successfully manage this growth, our business may be adversely affected.

        We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

        We may not be able to attract or retain qualified management, finance, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in Northern California. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

        Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of our executive officers and key employees identified in the "Management" section of this prospectus. If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. In August 2007, our board of directors approved the terms of a change of control and severance agreement that we will enter into with each of our executive officers and key employees as part of our retention efforts. The terms of these agreements, as well as the terms of our arrangements with our Chief Executive Officer and Chief Financial Officer, are described in the "Employment, Change of Control and Severance Agreements" section of this prospectus. Replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. Our failure to retain key personnel could materially harm our business.

        Failure to effectively integrate our new officers into our organization could interfere with our management of our business and impair our ability to execute on our business strategy.

        Our Chief Business Officer and our Chief Financial Officer joined Anacor in May and June 2007, respectively. As a result, key members of our senior management team have not worked together as a group for a significant period of time. Our future performance will depend, in part on our ability to successfully integrate our newly hired officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the management of our business, harming our ability to execute our business strategy.

        Failure to make sufficient progress in building our finance infrastructure and improving our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

        We recently hired a Chief Financial Officer and are in the process of hiring additional finance personnel and building our financial infrastructure because we currently rely on consultants to perform certain of our accounting and financial reporting functions. To build this infrastructure, we will need to hire additional accounting and finance personnel and improve our accounting disclosure policies, procedures and controls. We are currently in the process of:

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  adapting to our recently upgraded financial accounting computer systems;

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  establishing written policies and procedures; and

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  enhancing internal controls and our financial statement review process.

        As a public company, we will operate in an increasingly demanding regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control. As a result of our limited financial and administrative staffing and the need to establish basic financial infrastructure, we have only recently begun to prepare for the need to comply with Section 404 of the Sarbanes-Oxley Act, and we may be unable to do so on a timely basis. Because of the aforementioned factors, until we are able to expand our finance or administrative headcount or implement comprehensive accounting policies and procedures, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the Sarbanes-Oxley Act or existing or new reporting requirements.

        We may encounter unforeseen difficulties in the planned 2008 relocation of our facilities, which could disrupt our business operations or result in unplanned additional expenses.

        In October 2007 we entered into a facilities lease for a 36,960 square foot building consisting of office and laboratory space in Palo Alto, California, that will replace our current facility as our corporate headquarters. We expect the lease term to commence for the new facility in April 2008. The move to new facilities will involve the moving and installation of our laboratory and business equipment and the new facility may require more substantial upgrades than we anticipate. We will have to obtain necessary licenses and permits and make improvements before we can move into the new facility. We will also have to ensure that the facility we plan to vacate is safely cleaned and any hazardous materials are either safely moved or properly disposed of. Accordingly, the relocation could result in a temporary disruption to our business or cause us to incur unforeseen costs.

Risks Relating to Owning Our Common Stock

        After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

        When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing            % of our common stock assuming such persons do not purchase any shares of our common stock in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

        Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

        The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

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  results of our clinical trials;

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  results of clinical trials of our competitors' products;

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  regulatory actions with respect to our products or our competitors' products;

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  actual or anticipated fluctuations in our financial condition and operating results;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  actual or anticipated fluctuations in our competitors' operating results or changes in their growth rate;

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  competition from existing products or new products that may emerge;

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  issuance of new or updated research or reports by securities analysts;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  market conditions for biopharmaceutical stocks in general; and

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  general economic and market conditions.

        Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

        We may be subject to securities litigation, which is expensive and could divert management attention.

        In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

        No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

        If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

        A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                        outstanding shares of common stock based on the number of shares outstanding as of June 30, 2007 and the concurrent private placements to Schering and GSK. Of these shares,                         may be resold in the public market immediately and the remaining                        shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of                        shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all                        shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180 day lock-up periods under the lock-up agreements described in the "Underwriting" section of this prospectus.

        Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $            per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial

public offering price of $            per share and reflecting the concurrent private placements to Schering and GSK. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. Investors who purchase shares in this offering will contribute approximately      % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately      % of the shares outstanding immediately following the completion of this offering and the two concurrent private placements. For further information on this calculation, see "Dilution" elsewhere in this prospectus.

        We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

        Although we currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds" elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could affect our ability to continue to develop and eventually to manufacture and sell our products.

        Being a public company will increase our expenses and administrative burden.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management's time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors' and officers' insurance coverage which will increase our insurance cost. In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

        Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, actions to be taken by our partners, Schering and GSK, our ability to enter into additional alliances, our ability to scale and support commercial activities, the goals of our development activities, estimates of the potential markets for our product candidates, availability of drug product, availability of facilities to support our growth, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

        Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million. We will also receive $     million and $10 million from the sale of             and              shares of our common stock at the initial public offering price in concurrent private placements to Schering and GSK, respectively.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any changes in the initial public offering price will not change the net proceeds from our sale of common stock to Schering and GSK but will change the number of shares issued to Schering and GSK, respectively.

        We intend to use approximately $45.0 million of the net proceeds from this offering and the concurrent private placements to Schering and GSK to fund the following research and development activities:

  •
  approximately $18.0 million for research pursuant to our GSK collaboration;

  •
  approximately $7.0 million to advance the ongoing clinical development of AN2728 through the substantial completion of Phase 2 clinical trials;

  •
  approximately $6.0 million to fund development of AN2718 for vaginal candidiasis and tinea pedis, including the completion of preclinical studies, filing INDs and initiating Phase 2 clinical trials for these indications; and

  •
  approximately $14.0 million to fund other research and development activities, including anti-inflammatory and anti-infective research programs.

        We intend to use the remainder of the net proceeds for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        Our expected use of net proceeds from this offering, together with the proceeds from the concurrent private placements of our common stock to Schering and GSK, represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on the relative success and cost of our research, preclinical and clinical development programs, and the amount and timing of revenues, if any, received from our collaborations with Schering and GSK and any other collaborations, among other factors. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

        Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

        We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors. In addition, under the terms of our loan agreement, we may not pay dividends on our common stock without the consent of the lender.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma as adjusted basis to reflect:

  •
  the filing of an amended and restated certificate of incorporation to authorize                        shares of common stock and                        shares of undesignated preferred stock;

  •
  the conversion of all of our outstanding shares of convertible preferred stock into 40,842,356 shares of common stock; and

  •
  (i) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our receipt of $     million and $10 million in proceeds from the issuance and sale by us of            and             shares of common stock in concurrent private placements to Schering and GSK, respectively, at the initial offering price.

        The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$34,854	$

Notes payable	$8,074	$
Preferred stock warrant liability	845
Convertible preferred stock, $0.001 par value; 40,255,601 shares authorized, 39,786,101 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	37,637
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted
Common stock, $0.001 par value; 55,150,000 shares authorized, 6,784,724 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	7
Additional paid-in capital	744
Accumulated deficit	(48,413)

Total stockholders' equity (deficit)	(47,662)

Total capitalization	$(1,106)	$

        The number of pro forma as adjusted shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of June 30, 2007 and excludes:

  •
  4,676,003 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.49 per share;

  •
  shares of our common stock reserved for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, which will become effective on the completion of this offering (including                         shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2007 Equity Incentive Plan upon the effectiveness of the 2007 Equity Incentive Plan); and

  •
  300,578 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $1.73 per share.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, total stockholders' equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any changes in the initial public offering price will not change the net proceeds from our sale of common stock to Schering and GSK, but will change the number of shares issued to Schering and GSK, respectively.

DILUTION

        Our pro forma net tangible book value as of June 30, 2007, was $             million, or $            per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2007, after giving effect to the conversion of all our convertible preferred stock into shares of our common stock.

        After giving effect to (i) the sale by us of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the sale by us in the concurrent private placements of an aggregate of            shares of our common stock at the assumed initial public offering price, our pro forma as adjusted net tangible book value as of June 30, 2007, would have been approximately $             million, or approximately $            per share. This amount represents an immediate increase in net tangible book value of $            per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $            per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of June 30, 2007	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2007 by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed initial public offering price per share would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $        and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would decrease the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $        and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Because the dollar values of the concurrent private placement to Schering and GSK are fixed, changes in the assumed initial public offering price per share will change the number of shares to be outstanding after this offering. As such, changes in the resulting pro forma as adjusted net tangible book value per share after this offering and dilution in net tangible book value per share to new investors are not directly proportional to changes in the assumed initial public offering price per share.

        In addition, the above discussion and table assume no exercise of stock options after June 30, 2007. As of June 30, 2007 we had outstanding options to purchase a total of 4,676,003 shares of common stock at a weighted average exercise price of $0.49 per share. If all such options had been exercised as of June 30, 2007, pro forma as adjusted net tangible book value would be $            per share and dilution to new investors would be $            per share at the assumed initial public offering price.

        The following table summarizes, as of June 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our convertible preferred stock into shares of our common stock and our private placements to Schering and GSK. The calculation below is based on an assumed initial public offering price of $            per share, the midpoint of the range on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%			%	$
New investors

GSK

Schering

Total		100%			100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $             million and $             million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any changes in the initial public offering price will not change the net proceeds from our sale of common stock to Schering and GSK but will change the number of shares issued to Schering and GSK, respectively.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own    %, our new investors would own    %, Schering would own    %, and GSK would own    % of the total number of shares of our common stock outstanding after this offering.

        The above information assumes no exercise of stock options or the warrant outstanding as of June 30, 2007. As of June 30, 2007, there were:

  •
  4,676,003 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.49 per share;

  •
  300,578 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $1.73 per share; and

  •
  shares of our common stock reserved for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, which will become effective on completion of this offering (including                         shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2007 Equity Incentive Plan upon the effectiveness of the 2007 Equity Incentive Plan).

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        The statements of operations data for 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 were derived from our audited financial statements not included in this prospectus. The statements of operations data for 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 were derived from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 have been derived from our unaudited condensed financial statements appearing elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments necessary to fairly state our financial position as of June 30, 2007 and results of operations for the six months ended June 30, 2006 and 2007.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$1,935	$7,116	$7,052	$107	$861	$308	$9,320
Operating expenses
Research and development	2,519	5,584	10,586	14,023	16,627	7,754	10,164
General and administrative	951	1,728	1,646	2,827	3,629	1,656	4,143

Total operating expenses	3,470	7,312	12,232	16,850	20,256	9,410	14,307

Loss from operations	(1,535)	(196)	(5,180)	(16,743)	(19,395)	(9,102)	(4,987)
Interest income	10	14	31	343	311	138	571
Interest expense	(2)	(44)	(42)	(44)	(369)	—	(649)
Other expense	—	—	—	—	(136)	—	(301)

Net loss	$(1,527)	$(226)	$(5,191)	$(16,444)	$(19,589)	$(8,964)	$(5,366)

Net loss per share—basic and diluted	$(0.37)	$(0.05)	$(1.10)	$(3.18)	$(3.17)	$(1.52)	$(0.79)

Weighted average shares outstanding used in calculating net loss per share—basic and diluted(1)	4,077,802	4,316,355	4,713,871	5,173,237	6,172,694	5,878,624	6,757,945
Pro forma net loss per share—basic and diluted(1)					$(0.43)		$(0.11)

Pro forma weighted average shares outstanding used in calculating net loss per share—basic and diluted(1)					45,706,365		47,600,305

(1)
Please see Note 2 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,
						As of June 30, 2007
	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,471	$1,580	$1,275	$10,419	$5,236	$34,854
Working capital	1,958	2,076	(257)	8,332	2,848	15,693
Total assets	2,721	4,305	2,413	11,565	6,517	38,124
Notes payable	—	219	—	—	7,863	8,074
Preferred stock warrant liability	—	—	—	—	544	845
Convertible preferred stock	3,793	4,767	7,765	32,602	37,637	37,637
Accumulated deficit	(1,596)	(1,823)	(7,014)	(23,458)	(43,047)	(48,413)
Total stockholders' equity (deficit)	(1,578)	(1,792)	(6,949)	(23,332)	(42,530)	(47,662)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a biopharmaceutical company developing novel small-molecule therapeutics derived from our boron chemistry platform. We believe that our expertise in creating new boron-based compounds enables us to develop proprietary product candidates rapidly and cost-effectively that address unmet medical needs across many therapeutic areas. We have focused initially on developing topical applications of our compounds to treat fungal, bacterial and inflammatory diseases. We believe topical therapeutics generally have lower development costs, reduced risk of side effects and faster time to market than systemic therapeutics. Our most advanced product candidate is AN2690, a novel topical antifungal in development for the treatment of onychomycosis, a fungal infection of the nail and nail bed. In addition, we have a portfolio of other topical product candidates in development for the treatment of psoriasis, gingivitis, acne, vaginal candidiasis, or yeast infections, and tinea pedis, or athlete's foot.

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690 for all indications, including the treatment of onychomycosis. Pursuant to the agreement, Schering paid us a $40.0 million non-refundable, non-creditable up-front fee and assumed sole responsibility for development and commercialization of AN2690, including obtaining regulatory approvals. Schering will pay all of the remaining costs for development and commercialization of AN2690 in all indications, including paying us for our development-related transition activities, which we estimate will be performed through June 2009. Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently anticipate that Schering will initiate Phase 3 clinical trials for AN2690 in onychomycosis by the end of 2008.

        If certain development, regulatory and commercial milestones for onychomycosis are met, Schering is obligated to pay us up to $505.0 million. Schering is also obligated to pay us additional fees for each additional indication for which Schering develops AN2690 treatments if certain milestones are achieved. Schering is further obligated to pay us double-digit royalties up to twenty percent on annual net sales of AN2690 for all indications in jurisdictions where there is a valid patent claim covering the product and lesser royalties for AN2690 sales in jurisdictions where there is no valid patent claim. We retained the option to co-promote AN2690 for the treatment of onychomycosis to dermatologists in the United States, subject to certain conditions. In addition, we have the right to require Schering to purchase up to $10.0 million of our capital stock. Schering may terminate this agreement without cause at any time and we are allowed to terminate the agreement in the event that Schering materially breaches its obligations to use commercially reasonable efforts to develop and commercialize AN2690.

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, manufacture and worldwide commercialization of boron-based systemic therapeutics for at least eight product options in up to four target-based projects, one of which will target the Hepatitis C Virus (HCV) and others of which will be in the area of antibiotics. Under the agreement, we will collaborate with GSK to identify and develop boron-based small molecule product candidates.

        Pursuant to the agreement, GSK paid us a $12 million non-refundable, non-creditable up-front fee in October 2007 and we have the right to require GSK to purchase $10 million of our capital stock. In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved proof of concept criteria. In the HCV project, GSK also has an option to obtain such an exclusive license at the time a product candidate is selected. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis. GSK is obligated to make payments to us if certain development, regulatory and commercial milestones are met on a compound-by-compound basis, which range up to $252 million to $331 million in the aggregate per product candidate. GSK is further obligated to pay us double-digit tiered royalties GSK is further obligated to pay us tiered double-digit royalties, with the potential to reach the mid-teens, on annual net sales of products containing optioned compounds. In the event that GSK exercises its option for a product candidate in the HCV project at the candidate selection stage, the discovery, development and regulatory milestone payments for which we are eligible and the product royalties payable to us would be lower. During the research term, we are committed to use reasonable efforts to discover and optimize compounds and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research and development costs.

        We began business operations in March 2002. To date, we have not generated any revenue from product sales and have never been profitable. As of June 30, 2007, we have an accumulated deficit of $48.4 million. We have funded our operations primarily through the sale of equity securities, government contracts and grants, borrowings under debt arrangements and the up-front payment under our agreement with Schering. We expect to incur losses in future periods. The size of our future losses will depend, in part, on the rate of growth of our expenses, our ability to enter into additional licensing, research and development agreements and receipt of future payments under our agreements with Schering and GSK. Our intent is to enter into licensing and development agreements with additional partners for certain of our other product candidates and research and development programs. If this does not occur, the milestones for AN2690 in the Schering agreement are not achieved or Schering terminates our agreement, we may incur additional operating losses and our ability to expand our research and development activities and move our product candidates into later stages of development may be limited.

        Prior to 2007, we operated as a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. As a result of our progress in establishing our operations to date and the execution of and revenues from our agreement with Schering, we are no longer considered a development stage company.

  Revenues

        We have generated approximately $26.4 million in revenue from inception through June 30, 2007. Through 2004, we had earned $16.1 million through our contract with the U.S. Department of Defense, or DOD, for the development of antibiotics against infective anthrax. In September 2005, we were awarded a $1.0 million National Institutes of Health, or NIH, grant for the identification of targets for certain antifungal compounds, which included work on the mechanism of action of AN2690. By February 2007 we had earned and received the total amount available under the grant. In March 2007, we received a $40.0 million up-front fee that is being recognized ratably over the estimated period during which we will be performing development-related activities to transition AN2690 to Schering. The estimated period was based on the research transition plan jointly developed by Schering and us. Additionally, we are being paid for these development-related activities, which include certain preclinical and clinical projects. We estimate these activities will continue through June 2009. During the six months ended June 30, 2007, we recognized revenue of $9.3 million under the agreement, which was comprised of $5.1 million of amortization of the up-front fee and $4.2 million for development-related transition activities. In the future, revenue under our agreement with Schering may also include development, regulatory and sales milestones and product royalties. In October 2007, we received a $12.0 million up-front payment under our agreement with GSK, which we expect will be recognized ratably over the research term.

  Research and Development Expenses

        Research and development expenses consist primarily of costs associated with research activities, as well as costs associated with our product development efforts, including preclinical studies and clinical trials. Research and development expenses, including those paid to third parties, are recognized as incurred. Research and development expenses include:

  •
  external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations, contract research organizations and investigational sites;

  •
  employee and consultant-related expenses, which include salaries, benefits and stock-based compensation;

  •
  third-party supplier expenses; and

  •
  facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements, equipment and laboratory supplies and other expenses.

        Our expenses associated with preclinical studies and clinical trials are based upon the terms of the service contracts, the amount of the services provided and the status of the related activities. We expect that research and development expenses will increase significantly in the future as we progress our product candidates through clinical development, conduct our research and development activities under our agreement with GSK, advance our discovery research projects into the preclinical stage, continue our early stage research, file for regulatory approvals, hire more employees and lease a larger facility.

        The table below sets forth our research and development expenses since January 1, 2004 for our three clinical-stage product candidates, our contract with the DOD and other programs including AN2718. Prior to January 1, 2004, we did not separately track expenses for AN2690 and AN0128 due to the early stage of their development. A portion of our costs, including indirect costs relating to our product candidates, are not tracked on a project basis and are allocated based on management's estimate.

				Six Months Ended June 30,
	Year Ended December 31,
						Total, January 1, 2004- June 30, 2007
	2004	2005	2006	2006	2007
	(in thousands)
AN2690, including NIH grant expenses	$647	$5,645	$11,738	$4,282	$4,426	$22,456
AN2728	—	—	1,364	1,181	679	2,043
AN0128	3,193	4,617	1,968	1,093	1,161	10,939
DOD contract	4,776	—	—	—	—	4,776
Other programs, including AN2718	1,970	3,761	1,557	1,198	3,898	11,186

Total research and development	$10,586	$14,023	$16,627	$7,754	$10,164	$51,400

        We expect our research and development expenses to increase through the rest of 2007 and during 2008. Our October 2007 agreement with GSK requires us to commit specific resources to the collaboration activities, which will significantly increase our research and development expenditures on specific systemic drug discovery projects. However, we expect costs associated with AN2690 to decrease in the future as we transition development to Schering. We expect costs associated with AN2728 to increase as we expand the clinical activities for this program. We expect spending on AN0128 to decrease through the rest of 2007 and during 2008 due to a change in focus of the program from atopic dermatitis clinical stage activities to acne and gingivitis earlier stage activities. In addition, we expect spending to increase for AN2718 and other research programs as we advance their development.

        The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. We or our partners may never succeed in achieving marketing approval for any of our product candidates. The probability of success for each product candidate may be affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. Schering is solely responsible for development and commercialization of AN2690, including obtaining regulatory approvals, and therefore the progress of AN2690 is not under our control. We are responsible for development-related activities during the transition of AN2690 to Schering. In addition, under our agreement with GSK, we will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option to obtain an exclusive license to such product candidate.

        We cannot reasonably determine the duration and completion costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, the uncertainties or our collaborators' commitment to and progress in licensed programs, uncertainties in clinical trial enrollment rates and significant and changing government regulation. In addition, the timing and expenditures to complete development of AN2690, and any product candidate for which GSK exercises an option, will be under the control of Schering or GSK, respectively. Consequently, we are unable to provide a meaningful estimate of the period in which material net cash inflows, including product and milestone revenues, from significant projects are expected to commence. We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as ongoing assessment as to the product candidate's commercial potential.

        Our strategy includes entering into additional collaborations with third parties for the development and commercialization of some of our product candidates. To the extent that third parties have control over preclinical development or clinical trials for some of our product candidates, then we will be dependent upon their efforts for the progress of such product candidates. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and related costs for our personnel, including stock-based compensation and travel expenses, in executive, finance, business and commercial development and other administrative functions. Other general and administrative expenses include facility-related costs not otherwise included in research and development expenses, consulting costs associated with accounting and marketing research services, professional fees for legal services, including patent-related expenses, and auditing and tax services. We expect that general and administrative expenses will increase in the future as we expand our operating activities, including supporting the growth in our operations due to the GSK collaboration, move to a larger corporate facility and incur additional costs associated with being a public company.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances and review our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in Note 2 of our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

        We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition and Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21).

        Our contract revenues are generated primarily through research and development collaboration agreements which typically include nonrefundable up-front license fees when licensing our intellectual property, the funding of research and development efforts and milestone payments. Up-front payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services provided. Accordingly, revenue from up-front payments is recognized on a straight-line basis over the contractual or estimated performance period, which is consistent with the term of the research and development obligations contained in the research and development collaboration agreement. We regularly review the basis for our estimates, and we may change the estimates if circumstances change. These changes can significantly increase or decrease the amount of revenue recognized. To date, we have not experienced significant changes in our estimates.

        Payments resulting from our research and development efforts under license agreements or government grants are recognized as the activities are performed and are presented on a gross basis in accordance with the provisions of EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus net as an Agent. Revenue is recorded gross pursuant to the criteria established by this EITF Issue because we act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services. The costs associated with these activities are reflected as a component of research and development expense in the statements of operations.

        Substantive, at-risk milestone payments will be recognized as revenue when the milestone is achieved and collectibility is assured. When payments are not for substantive and at-risk milestones revenue will be recognized on a straight-line basis over the estimated remaining term of the service period. To date, we have not received any milestone payments.

        Royalties based on reported sales of licensed products will be recognized based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

  Preclinical Study and Clinical Trial Accruals

        We estimate our preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and clinical research organizations that conduct these activities on our behalf. In accruing these fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. If we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of preclinical study and clinical trial accruals.

  Stock-Based Compensation

        Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, including the Financial Accounting Standards Board Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). In accordance with APB 25, stock-based compensation was calculated using the intrinsic value method and represented the difference between the deemed per share market price of the stock and the per share exercise price of the stock option, if any. Any resulting stock-based compensation was deferred and amortized to expense over the grant's vesting period. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options.

        Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. We elected to adopt SFAS 123R under the modified prospective method and calculate the fair value of the stock option grants using the Black-Scholes option pricing model. Under the modified prospective method, the fair values of new and previously granted but unvested stock options are recognized as compensation expense in the statement of operations over the related vesting periods, and prior period results are not restated. For options granted prior to January 1, 2006 and valued in accordance with SFAS 123, we use the graded-vested (multiple option) method for expense attribution and, prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006 and valued in accordance with SFAS 123R, we use the straight-line (single option) method for expense attribution and now estimate forfeitures and only recognize expense for those shares expected to vest.

        We account for equity instruments issued to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services (EITF 96-18), which requires that these equity instruments be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting criteria is affected each reporting period by changes in the fair value of our common stock.

        We recorded non-cash stock-based compensation expense under SFAS 123R and EITF 96-18 for employee and non-employee stock option grants of $291,000 during 2006 and $215,000 during the six months ended June 30, 2007. Based on stock options outstanding as of June 30, 2007, we had unrecognized stock-based compensation of $1.3 million, determined in accordance with SFAS 123R and EITF 96-18, of which we expect to recognize a total of approximately $333,000 and $367,000 during the remainder of 2007 and 2008, respectively. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

        As of June 30, 2007, we had outstanding vested options to purchase 2,082,101 shares of our common stock and unvested options to purchase 2,593,902 shares of our common stock with an intrinsic value of approximately $         million and $         million, respectively, based on an assumed initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus.

  Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

        The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors, with assistance from management, based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our common stock, our board of directors has determined the fair value of our common stock by considering a number of objective and subjective factors, including:

  •
  progress of research and development efforts and milestones attained in our business:

  •
  our operating results and financial condition, including our levels of debt and available capital resources;

  •
  sales of our convertible preferred stock to arms-length investors;

  •
  comparative rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity securities;

  •
  perspective provided by valuation analyses of our stock performed by management; and

  •
  the expected valuation we would obtain in an initial public offering or sale of the company and the likelihood of achieving a liquidity event given prevailing market conditions.

        Although it is reasonable to expect that the completion of our initial public offering will increase the value of our common stock as a result of increased liquidity and marketability and the elimination of the liquidation preferences of our convertible preferred stock, the amount of additional value cannot be measured with precision or certainty.

  Common Stock Valuations

        Information on stock options granted after July 1, 2006, is summarized as follows:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price	Fair Value Estimate per Common Share
August 15, 2006	55,000	$0.38	$0.38
September 28, 2006	102,000	$1.66	$1.66
June 5, 2007	655,500	$2.55	$2.55
July 26, 2007	577,500	$3.00	$3.00
August 28, 2007	15,000	$3.60	$3.60
September 27, 2007	155,000	$4.25	$4.25
October 3, 2007	20,000	$4.25	$4.25

        We have granted stock options with exercise prices of $0.38 and $4.25 per share during the period from June 30, 2006 through October 3, 2007. We anticipate that the initial public offering price will be between $            and $            per share. The process used to estimate the fair value of our common stock and the reasons for the difference between the estimated fair value as of the date of each grant and the estimated initial public offering price are described below.

        On August 15, 2006, we granted stock options with an exercise price of $0.38 per share. The board of directors determined the fair value of our common stock on the date of grant based upon a number of the significant factors, assumptions and methodologies mentioned above and in particular our financial condition at that time. Most significantly, the board focused on our financial condition, uncertainties surrounding prospects for additional financing and the capital requirements to continue development of our product candidates. In June 2006, we had raised $5.0 million by selling shares of our Series D convertible preferred stock to existing investors and entered into a loan agreement providing for borrowings of up to $8.0 million. In the six months ended June 30, 2006, we had used net cash of $8.5 million in operations and, after giving effect to the preferred stock financing, we had cash and cash equivalents at June 30, 2006 of only $7.0 million. In July 2006, we borrowed $5.0 million under our loan agreement. As a result, by the time of our August 2006 option grants, the total of our outstanding debt and the aggregate liquidation preference of our convertible preferred stock was $42.9 million so the holders of our common stock would be entitled to no proceeds upon liquidation until this prior amount had been discharged. In light of these considerations, including our cash balances, operating expense levels, debt, the liquidation preferences of the preferred stock and the uncertainty of obtaining additional funding to continue operations, the board determined that the fair value of our common stock as of August 15, 2006 was $0.38 per share.

        Subsequently, an in-depth retrospective valuation was performed by management that reconfirmed the fair value of our common stock to be $0.38 per share on August 15, 2006. We performed this valuation in accordance with applicable elements of the technical practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid. In performing this valuation analysis, we utilized the income approach to estimate our market value. We prepared a discounted cash flow analysis based on management's projections and an assessment of industry and market trends and risks associated with achieving success which resulted in an enterprise value of $42 million. After giving consideration to the total of our outstanding debt of $5.0 million and the aggregate liquidation preference of our convertible preferred stock of $37.9 million, the board of directors determined that the exercise price of our stock option grants at $0.38 per share was reasonable. We did not utilize a valuation using the market comparable or market transaction methodologies because given our early stage of development and lack of material revenues or earnings, it was not deemed practical to derive revenue or EBIT multiples to compare to other companies.

        In determining the fair value of our common stock on September 28, 2006, the board of directors placed significant weight on corporate development efforts to explore strategic alternatives. In late August 2006, the board had engaged a financial advisor and had entered into active discussions both with potential acquirors of our company as well as potential partners for the development and commercialization of AN2690. By the end of September, the board was considering a number of preliminary term sheets that had been delivered for such potential transactions. Although subject to due diligence and, in some cases, the results of ongoing clinical trials, these term sheets suggested that we could satisfy our convertible preferred stock liquidation preferences and discharge our debt with a significant residual amount available for common stock. The board also considered the same financial factors it had considered in connection with the August 2006 valuation, including the fact that our financial condition had deteriorated since August 2006 as we continued to use cash in our operations. As of September 30, 2006, after giving effect to our borrowing of $5.0 million in July 2006, we had cash and cash equivalents of approximately $6.7 million and had used approximately $3.7 million of cash to fund operations during August and September 2006. Based on the preliminary term sheets, offset by our financial condition at the end of September 2006, the board determined that the fair value of our common stock as of September 28, 2006 was $1.66 per share.

        Although no options were granted, our board of directors directed management to perform an in-depth contemporaneous valuation as of December 31, 2006 that estimated the fair value of our common stock was $1.65 per share. We performed the valuation in accordance with applicable elements of the Practice Aid. In conducting this valuation, we utilized the income approach to estimate our enterprise value and then estimated the value of each class of equity using the option-pricing method. We prepared a discounted cash flow analysis based on management's projections and an assessment of industry and market trends and risks associated with achieving success, resulting in an enterprise value of $137.6 million. We applied a marketability discount of 22% to the value of our common stock to reflect the lack of liquidity for our common stock. We calculated the marketability discount using a commonly applied industry model. In applying the model, we made the following assumptions: 1.0 year period of restriction;

90% volatility metric; 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 5.0%. As in our retrospective valuation at August 15, 2006, the market comparable and market transaction methods of determining fair value were not used because it was not possible to calculate a meaningful revenue or EBIT multiple for our company. We believe the results of this valuation supports the fair value determination of the board in connection with the September 28, 2006 option grants.

        On June 5, 2007, we granted stock options with an exercise price of $2.55 per share. In determining the fair value of our common stock, the board placed significant weight on our improved prospects as a result of our agreement with Schering. Our improved prospects were reflected in a second in-depth contemporaneous valuation of our common stock performed by management as of March 31, 2007, which estimated the fair value of our common stock at $2.55 per share. This valuation was prepared using the same methodology described above. In performing the valuation, we updated the discounted cash flow analysis by revising the projected revenue and operating expense assumptions and used a weighted average cost of capital of 22%, resulting in an enterprise value of $180.6 million. We applied a marketability discount of 15%, which was calculated using the same commonly applied industry model as in our previous valuation, using the following assumptions as of June 30, 2007: 0.75 year period of restriction; 80% volatility metric; 0% dividend yield as a percentage of stock price; and a risk-free rate of 4.98%. This valuation reflected the improvement in our business and the increased likelihood of a liquidity event for our stockholders since December 31, 2006. In particular, the valuation analysis took into account our agreement with Schering and the payment of the up-front fee of $40.0 million by Schering in March 2007. As of March 31, 2007, we had cash and cash equivalents of $40.1 million, and Schering had agreed to pay all future costs for the development of AN2690. The board also considered our progress in developing AN2690 and our other product candidates since March 31, 2007, including a clinical setback in the development of AN0128 for atopic dermatitis. As a result of the setback for AN0128 and our continued use of cash since March 31, 2007, the board determined that as of June 5, 2007, the fair value of our common stock had not changed from the $2.55 per share value at March 31, 2007.

        On July 26, 2007, we granted stock options with an exercise price of $3.00 per share. In determining the fair value of our common stock, the board considered the same factors it had considered in early June 2007, as well as a third in-depth contemporaneous valuation performed by management as of June 30, 2007 that estimated the fair value of our common stock was $3.00 per share. The valuation utilized the same methodology described above. In performing the valuation, we updated the discounted cash flow analysis by revising the projected revenue and operating expense assumption and used a weighted average cost of capital of 22% resulting in an enterprise value of $196.7 million. We applied a marketability discount of 10%, reflecting continuing improvement in our prospects and the increased likelihood of a liquidity event for our stockholders. In calculating the marketability discount as of June 30, 2007 using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 0.5 year period of restriction; 80% volatility metric; 0% dividend yield as a percentage of stock price; and a risk-free rate of 4.93%. As of June 30, 2007, we had cash and cash equivalents of $34.9 million, and we continued to use cash in our operations. In addition, in late June we had begun discussions with investment banks for purposes of considering an initial public offering of our common stock. In light of these considerations, the board determined that the fair value of our common stock as of July 26, 2007 was $3.00 per share.

        On August 28, 2007, we granted stock options with an exercise price of $3.60 per share. In determining the fair value of our common stock, the board considered the factors described above, as well as our continued use of cash in our operations. The board also considered the fact that we had selected underwriters for our initial public offering and on August 1, 2007 had held the organizational meeting for the offering. The board further considered the fact that, as of the date of grant, the filing of the registration statement for the offering was imminent, and the estimated valuation ranges for our company that were provided by the underwriters in connection with the offering. The board also considered the uncertainties over whether the offering would be completed, and our anticipated cash requirements for the future. Based on these considerations, the board determined that the fair value of our common stock as of August 28, 2007 was $3.60 per share.

        On September 27, 2007 and October 3, 2007, we granted stock options with an exercise price of $4.25 per share. In determining the fair value of our common stock, the board considered the factors described above, as well as the fact that we had filed our initial registration statement on August 31, 2007, the preliminary estimated valuation ranges for our company that were provided by the underwriters in connection with the offering and the uncertainties over whether the offering would be completed. Based on these considerations, the board determined that the fair value of our common stock as of September 27, 2007 and October 3, 2007 was $4.25 per share.

  Fair Value of Preferred Stock Warrant

        We account for our outstanding warrant under the provisions of Financial Accounting Standards Board Staff Position (FSP) No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are puttable or redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other expense. The fair value of the warrant is computed using the fair value of the convertible preferred stock and the Black-Scholes model. The fair value of the convertible preferred stock is estimated by us using valuation analyses consistent with the common stock valuation discussed above giving consideration to the preferences and other terms of the convertible preferred stock.

        We recorded the fair value of the warrant to purchase shares of our convertible preferred stock as a liability in accordance with FSP 150-5 and we will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the preferred stock warrant or the conversion of the warrant into a warrant to purchase common stock, at which time the liability will be reclassified to stockholders' equity (deficit).

Results of Operations

  Comparison of Six Months Ended June 30, 2006 and 2007

	Six Months Ended June 30,
			Increase/ (Decrease)
	2006	2007
	(unaudited)
	(in thousands)
Revenues	$308	$9,320	$9,012
Research and development expenses(1)	7,754	10,164	2,410
General and administrative expenses(1)	1,656	4,143	2,487
Interest income	138	571	433
Interest expense	—	649	649
Other expense	—	301	301

(1)
Includes the following stock-based compensation

Research and development expenses	117	176	59
General and administrative expenses	44	39	(5)

        Revenues.    During the six months ended June 30, 2007, we recognized $5.1 million of the $40.0 million non-refundable, non-creditable, up-front fee received in March 2007 from Schering and $4.2 million of revenue from development-related transition activities provided by us. During the six months ended June 30, 2006 and 2007, we recognized $308,000 and $51,000, respectively, of revenues for work performed under our NIH grant.

        Research and development.    The increase in research and development expenses for the first six months of 2007 compared to the same period in 2006 was primarily due to an increase of $2.7 million for our other programs and increases of $144,000 and $68,000 for the AN2690 and AN0128 programs, respectively, offset partially by a decrease of $502,000 in the AN2728 program resulting from the completion of initial preclinical studies and a clinical trial and the timing of initiation of larger clinical trials.

        General and administrative.    The increase in general and administrative expenses for the first six months of 2007 compared to the same period in 2006 was primarily due to $2.0 million for financial advisory, consulting and legal fees related to the completion of the Schering agreement, an increase of $256,000 in professional services fees to support the growth of our operations and an increase of $231,000 in personnel costs resulting from increased headcount.

        Interest income.    The increase in interest income was attributable to higher average cash balances maintained during the six months ended June 30, 2007 due to the $40.0 million up-front fee received from Schering in March 2007.

        Interest and other expense.    The increase in interest expense was primarily due to the $8.0 million borrowed in the second half of 2006. In addition, we recorded $301,000 of other expense to reflect the increase in fair value of the preferred stock warrant during the six months ended June 30, 2007.

  Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,
			Increase/ (Decrease)
	2005	2006
	(in thousands)
Revenues	$107	$861	$754
Research and development expenses(1)	14,023	16,627	2,604
General and administrative expenses(1)	2,827	3,629	802
Interest income	343	311	(32)
Interest expense	44	369	325
Other expense	—	136	136

(1)
Includes the following stock-based compensation

Research and development expenses	15	222	207
General and administrative expenses	1	69	68

        Revenues.    In September 2005, we were awarded a $1.0 million NIH grant for research on targets for antifungal agents. The amount of revenues earned under the grant increased by $754,000 in 2006 when compared with 2005.

        Research and development.    The increase in research and development expenses in 2006 as compared to 2005 was primarily due to an increase of $6.0 million in expenses in the AN2690 development program and the incurrence of $1.4 million in expenses for the AN2728 development program. The increase was partially offset by a decrease of $2.6 million for the AN0128 development program and a decrease of $2.2 million for other programs.

        General and administrative.    The increase in general and administrative expenses in 2006 as compared to 2005 was primarily due to increased professional services fees and travel costs related to increased business development activities.

        Interest income.    The decrease in interest income in 2006 as compared to 2005 was due primarily to lower cash balances during 2006 than in the previous year.

        Interest and other expense.    The increase in interest expense in 2006 as compared to 2005 was primarily due to interest expense on the $8.0 million borrowed in the second half of 2006. We recorded $136,000 of other expense to reflect the increase in fair value of the preferred stock warrant during 2006.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,
			Increase/ (Decrease)
	2004	2005
	(in thousands)
Revenues	$7,052	$107	$(6,945)
Research and development expenses(1)	10,586	14,023	3,437
General and administrative expenses(1)	1,646	2,827	1,181
Interest income	31	343	312
Interest expense	42	44	2

(1)
Includes the following stock-based compensation

Research and development expenses	—	15	15
General and administrative expenses	—	1	1

        Revenues.    During 2005, we recorded $107,000 of revenue related to the NIH grant, which was awarded in 2005. During 2004, we recorded $7.1 million of DOD contract revenue. This contract was terminated during 2004 by the DOD.

        Research and development.    The increase in research and development expenses in 2005 as compared to 2004 was primarily due to an increase of $5.0 million in expenses for the AN2690 program, an increase of $1.4 million in expenses for the AN0128 program and an increase of $1.8 million for other programs. These increases were offset partially by a $4.8 million decrease in expenses for the DOD program that was terminated during 2004.

        General and administrative.    The increase in general and administrative expenses in 2005 as compared to 2004 was primarily due to an increase of $535,000 for professional services fees, which was primarily related to patent-related expenses, an increase of $481,000 in personnel costs and an increase of $165,000 for other administrative expenses incurred to support our growth.

        Interest income.    The increase in interest income in 2005 as compared to 2004 was due to higher cash balances resulting from our $24.8 million Series C convertible preferred stock financing which occurred in April 2005.

        Interest expense.    Interest expense recorded during 2005 was generated from a $714,000 equipment capital lease that was outstanding from May 2003 through September 2005 plus a $3.0 million bridge loan with our existing investors that was outstanding from February 2005 to April 2005 and was converted into equity in conjunction with completion of our Series C convertible preferred stock financing. Interest expense recorded during 2004 was generated from the capital lease.

Income Taxes

        At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of $40.0 million and federal research and development tax credit carryforwards of $338,000. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits prior to utilization. We recorded a valuation allowance to offset in full the benefit related to the deferred tax assets because realization of this benefit was uncertain.

Liquidity and Capital Resources

        Since our inception, we have financed our operations through the private placement of equity securities, government contracts and grants, debt and funding from our agreement with Schering. Through June 30, 2007, we have received aggregate net proceeds of $37.6 million from the issuance of convertible preferred stock and the issuance of convertible promissory notes that were converted into convertible preferred stock in April 2005. We also have received $17.1 million in government contract and grant revenues and borrowed $8.0 million under a loan agreement. In March 2007, we received a $40.0 million non-refundable, non-creditable up-front fee from Schering. Pursuant to our agreement with GSK, GSK paid us a $12.0 million non-refundable, non-creditable up-front payment in October 2007. We have also earned interest on our cash and cash equivalents.

        As of June 30, 2007, we had approximately $34.9 million in cash and cash equivalents. We believe that our existing cash and cash equivalents as of June 30, 2007, along with the estimated proceeds from this offering and the concurrent private placements to Schering and GSK and interest thereon, will be sufficient to meet our anticipated cash requirements through at least December 31, 2008. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

        Our future capital requirements are difficult to forecast and will depend on many factors, including:

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  the achievement of milestones under our agreements with Schering and GSK;

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  the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

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  the ability to achieve research goals within our budgeted cost for the drug discovery projects that we undertake, including under our agreement with GSK;

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  the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates and potential product candidates;

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  the number and characteristics of product candidates that we pursue;

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  the progress, costs and results of our clinical trials;

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  the outcome, timing and cost of regulatory approvals;

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  delays that may be caused by changing regulatory requirements;

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  the costs associated with our move to a new facility;

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  the cost and timing of hiring new employees to support our continued growth;

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  the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

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  the costs and timing of procuring clinical and commercial supplies of our product candidates;

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  the costs and timing of establishing sales, marketing and distribution capabilities; and

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  the extent to which we acquire or invest in businesses, products or technologies.

Contractual Obligations

        The following table summarizes our contractual obligations at June 30, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future years.

	Payments Due by Period
Contractual obligations	Total	2007 6 months	2008 - 2010	2011 - 2012	Thereafter
Operating lease	$510	$170	$340	$—	$—
Notes payable (including interest)	10,205	419	9,786	—	—

Total contractual obligations	$10,715	$589	$10,126	$—	$—

  Operating Lease

        We lease a 15,300 square-foot building consisting of office and laboratory space in Palo Alto, California, which expires in December 2008 and is cancelable on 4 months' notice.

        In October 2007, we entered into an agreement to lease a 36,960 square-foot building in Palo Alto, California consisting of office and laboratory space that we anticipate will replace our current facility as our corporate headquarters. The term of the lease is estimated to commence in April 2008 and will terminate in March 2018. Future minimum lease payments under this agreement total $14,448,000, consisting of $737,000, $1,295,000, $1,337,000 and $11,079,000 for the years ended December 31, 2008, 2009, 2010 and thereafter, respectively.

  Notes Payable

        In June 2006, we entered into a loan agreement with Lighthouse Capital Partners V, L.P. for $8.0 million, of which $5.0 million was borrowed in July 2006 and $3.0 million was borrowed in December 2006. The notes are secured by all of our assets except for our intellectual property.

        The interest rate on the notes is currently 10.25% per annum, excluding the final payment. The notes have an interest-only period through December 31, 2007, followed by 30 monthly payments of principal and interest. A $760,000 final payment is due at the end of the payment term and is being accrued over the term of the loan into interest expense.

        We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our noncancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

        Since inception, we have not engaged in the use of off-balance sheet arrangements, such as structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

        The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of high credit quality securities, including U.S. government instruments, commercial paper, money market funds and corporate debt securities. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not apply to the measurement of share-based payments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that SFAS 157 will have on our financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that SFAS 159 will have on our financial statements.

        In June 2007, the EITF reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. If our expectations change such that we do not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-03 is effective for new contracts entered into beginning January 1, 2008. We have not yet determined the impact that EITF 07-03 will have on our financial statements.

BUSINESS

Overview

        We are a biopharmaceutical company developing novel small-molecule therapeutics derived from our boron chemistry platform. We believe that our expertise in creating new boron-based compounds enables us to develop proprietary product candidates rapidly and cost-effectively that address unmet medical needs across many therapeutic areas. We have focused initially on developing topical applications of our compounds to treat fungal, bacterial and inflammatory diseases. We believe topical therapeutics generally have lower development costs, reduced risk of side effects and faster time to market than systemic therapeutics. Our most advanced product candidate is AN2690, a novel topical antifungal in development for the treatment of toenail onychomycosis, a fungal infection of the nail and nail bed. In February 2007 we entered into a worldwide license, development and commercialization agreement with Schering for AN2690 for all indications, including the treatment of onychomycosis. Pending completion of customary Phase 3 preparatory activities, we currently anticipate that Schering will initiate Phase 3 clinical trials for AN2690 in onychomycosis by the end of 2008. We also have a portfolio of other topical product candidates in development for the treatment of psoriasis, gingivitis, acne, vaginal candidiasis and tinea pedis.

        Our core technology platform is based on the use of boron to develop novel product candidates, which we believe confers a number of advantages in our drug development efforts. Boron-based compounds interact with biological targets in novel ways, and can address targets not amenable to intervention by traditional, carbon-based compounds. We have demonstrated that our boron-based compounds have antibiotic, anti-inflamatory, antiparasitic and antifungal properties, giving them broad utility across multiple disease areas. Technological advances in the synthesis of boron-based compounds have allowed us to rapidly create large families of compounds with drug-like properties. Finally, we believe the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that for carbon-based products, allowing us to build our intellectual property portfolio.

        By exploiting the advantages of our boron chemistry platform, we have discovered and advanced into clinical development several novel and proprietary boron-based product candidates that address attractive market opportunities. Our current proprietary product candidates include the following:

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  AN2690 is our product candidate for the topical treatment of onychomycosis, a fungal infection of the nail and nail bed. AN2690 is a potent antifungal that, according to our preclinical studies, penetrates the human nail plate 250 times more effectively than Penlac, the only currently approved topical therapy. We believe this enhanced penetration will allow AN2690 to more effectively treat onychomycosis. According to Podiatry Today, onychomycosis affects 35 to 36 million people in the United States; however, 47% of those affected are not receiving treatment according to the manufacturer of Lamisil, the leading prescription treatment for onychomycosis. While Lamisil, a systemic antifungal, is effective for many patients, it carries the risk of liver failure. Despite this potential toxicity, worldwide sales of Lamisil peaked at $1.2 billion in 2004 and totaled $978 million in 2006. Phase 2 clinical trials suggest AN2690 is effective in the treatment of onychomycosis but with lowered risk of systemic side effects due to its topical administration. Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently expect Schering to initiate Phase 3 clinical trials for AN2690 the end of 2008.

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  AN2728 is our topical anti-inflammatory product candidate for the treatment of psoriasis. AN2728 is designed to inhibit the production of TNF-alpha, a precursor of the inflammation associated with psoriasis and a validated target, as well as other cytokines, which are proteins produced by the immune system that are involved in the inflammation process. Psoriasis is an inflammation of the skin caused by a reaction of the immune system that affects approximately 10 million people worldwide, according to Decision Resources. Patients with psoriasis can be categorized as having mild, moderate or severe forms of the disease, with approximately 80% of patients having mild to moderate forms according to Decision Resources. Although current treatments attempt to decrease the severity of the disease, none of them cures the disease. Currently available treatments can be classified as topical, oral or injectable. According to IMS Health, 87% of all prescriptions for psoriasis in the United States in 2006 were for topical treatments. For patients with moderate to severe psoriasis, oral and injectable biologic therapies are available that provide significant efficacy. However, these treatments involve systemic exposure, which can lead to serious side effects. We believe that AN2728 has the potential to combine the effect of injectable biologics with a better safety profile than existing therapies. AN2728 has demonstrated initial safety and activity against psoriatic lesions in a Phase 1b clinical trial. We intend to begin an additional Phase 1b clinical trial and a Phase 2 clinical trial in parallel in 2007 to better characterize the safety profile of AN2728 and evaluate the appropriate efficacious dose for treating psoriasis.

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  AN0128 is our product candidate that has both antibiotic and anti-inflammatory properties. We have demonstrated in preclinical studies and an initial clinical trial that AN0128 kills types of bacteria most frequently found on the skin and in the mouth, and also bacteria resistant to other drugs. We are evaluating the use of AN0128 in diseases that have components of both infection and inflammation. We are exploring opportunities with leading manufacturers of oral care products to evaluate development of AN0128 for gingivitis. We may also choose to develop AN0128 for the treatment of acne. In a Phase 1b clinical trial, AN0128 showed activity similar to clindamyacin, the most commonly-prescribed antibiotic for acne, in eliminating bacteria from pores in the skin.

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  AN2718 is our product candidate in preclinical development for the topical treatment of vaginal candidiasis, or yeast infections, and tinea pedis, or athlete's foot. In preclinical studies, AN2718 has been shown to have activity against yeasts associated with vaginal candidiasis, including those resistant to current treatments, which are becoming more prevalent. Additionally, AN2718 has been shown in preclinical studies to have activity against fungal strains that cause tinea pedis. We have engineered AN2718 to penetrate the thick skin of the foot, which we believe is important to treat tinea pedis effectively. If our planned preclinical studies are successful, we expect to file investigational new drug, or IND, applications for both of these indications in 2008. We also may develop AN2718 for treatment of other fungal skin infections.

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690, including for the treatment of onychomycosis. Under the agreement, Schering assumed sole responsibility for development and commercialization of AN2690, including obtaining regulatory approvals. Schering will pay all of the remaining costs for development and commercialization of AN2690 in onychomycosis and other indications.

        Pursuant to the agreement, Schering paid us a $40 million non-refundable, non-creditable up-front fee and we have the right to require Schering to purchase up to $10 million of our capital stock. In addition to assuming sole responsibility for the costs of development and commercialization of AN2690, Schering is obligated to pay us up to $505 million if certain development, regulatory and commercial milestones for onychomycosis are met. Schering is also obligated to pay us additional fees for each additional indication for which Schering develops AN2690 treatments if certain milestones are achieved. Schering is further obligated to pay us double-digit royalties up to twenty percent on annual net sales of AN2690 for all indications in jurisdictions where there is a valid patent claim covering the product and lesser royalties for AN2690 sales in jurisdictions where there is no valid patent claim. We retained the option to co-promote AN2690 for the treatment of onychomycosis to dermatologists in the United States, subject to certain conditions. Schering may terminate this agreement without cause at any time.

Our Systemic Therapeutics Research Program and Collaboration with GSK

        We have developed a class of boron-based compounds that show activity in research-stage tests in treating systemic bacterial infections. One part of our strategy is to partner programs for potential systemic product candidates at an early stage of development and undertake early development, preclinical and initial clinical development of resulting product candidates in conjunction with our partners.

        To that end, we entered into a research and development collaboration, option and license agreement with GSK in October 2007 for the discovery, development, manufacture and worldwide commercialization of boron-based systemic therapeutics for at least eight product options in up to four target-based projects, one of which will target HCV and others of which will be in the area of antibiotics. Under the agreement, we will collaborate with GSK to identify and develop boron-based small molecule product candidates.

        Pursuant to the agreement, GSK paid us a $12 million non-refundable, non-creditable up-front fee in October 2007 and we have the right to require GSK to purchase $10 million of our capital stock in a private placement. In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved proof of concept criteria. In the HCV project, GSK also has an option to obtain such an exclusive license at the time a product candidate is selected. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis. GSK is obligated to make payments to us if certain development, regulatory and commercial milestones are met on a compound-by-compound basis. Total potential payments for discovery, development, regulatory and commercial milestones range up to $252 million to $331 million per product candidate. GSK is further obligated to pay us tiered double-digit royalties, with the potential to reach the mid-teens, on annual net sales of products containing optioned compounds in jurisdictions where there is a valid patent claim covering the product and lesser royalties for sales in jurisdictions where there is no valid patent claim. In the event that GSK exercises its option for a product candidate in the HCV project at the candidate selection stage, the discovery, development and regulatory milestone payments for which we are eligible and the product royalties payable to us would be lower.

Our Strategy

        Our objective is to discover, develop and commercialize proprietary boron-based drug compounds with superior efficacy, safety and convenience for the treatment of a variety of diseases. The key elements of our strategy to achieve this objective are to:

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  Drive rapid, efficient discovery of novel boron-based compounds.    We believe the unique characteristics of boron allow us to engineer novel product candidates that target a broad range of diseases and drive a rapid and efficient drug development process. We have discovered and advanced three compounds into clinical development, and we have one compound in preclinical development and an active research program. We intend to continue to leverage our R&D resources to drive time- and cost-efficient compound discovery.

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  Focus development activities on topical applications.    We believe topical treatments generally have lower development costs, reduced risk of side effects and a faster time to market than systemic products. We intend to develop our topical compounds ourselves through proof of concept or pivotal trials and commercialize them ourselves or through our partners. Initially, we intend to partner programs for potential systemic compounds at an early stage of development, as demonstrated by our agreement with GSK.

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  Commercialize our products in specialty markets in the United States.    We intend to create a specialty sales force to market our products to dermatologists and other specialists in the United States. We plan to retain sales and marketing control or co-promotion rights over products in these markets, and we will seek commercialization partners for products in non-specialty and international markets.

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  Leverage our core competencies by using partners.    We intend to leverage our core competencies in boron chemistry and product candidate development by using partners. We utilize third parties to outsource non-core functions including clinical trial operations and certain basic research activities. We also intend to seek development and commercialization partners for our product candidates. By using partners for non-core activities, we plan to leverage our core competencies in our efforts to discover and develop novel boron-based product candidates in a rapid and cost-effective manner.

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  Expand and protect our intellectual property.    We intend to expand and aggressively prosecute our intellectual property in the area of boron chemistry and boron-based compounds. Since a relatively limited amount of research has been done in the area of boron-based drug development, we believe that we can establish a defensible and valuable intellectual property portfolio. To date, we own 119 patent applications worldwide, including 17 in the United States, and we have 1 issued patent outside of the United States.

Boron Chemistry Platform

        Our core technology platform is based on the use of boron chemistry to develop novel therapies. Boron is a naturally occurring element that is ingested frequently through consumption of fruits, vegetables, milk and coffee. Boron has two attributes that we believe provide compounds with drug-like properties. First, boron-based compounds have a unique geometry that allows them to have two distinct shapes, giving boron-based drugs the ability to interact with biological targets in novel ways and to address targets not amenable to intervention by traditional, carbon-based compounds. Second, boron's reactivity allows boron-based compounds to interact with a biological target to create a change that is specific to a particular disease or condition.

        Despite the ubiquity of boron in the environment, a limited amount of research has been done to evaluate the therapeutic promise of boron-based compounds. This lack of research activity was due to the availability of carbon-based natural products and proteins as the starting points for small-molecule drug discovery. In addition, the evaluation of boron-based compounds as product candidates has been hampered by an insufficient understanding of the physical properties necessary to provide boron-based compounds with the chemical and biological attributes required of pharmaceutical therapies. Boron-based compounds have also been historically difficult to synthesize.

        Significant advances have recently been made in the science and practice of boron-based drug discovery. Advanced computational techniques have been developed to improve the understanding of boron-based compounds and their interaction with key biological targets relevant to treating human disease. Additionally, new methods and tools for the rapid synthesis of boron-based compounds have been developed to facilitate the creation of new compound families. These new compound families expand the universe of biological targets that can be addressed by small-molecule, boron-based compounds.

        We believe our focus on boron-based chemistry provides us with multiple advantages in the small-molecule drug discovery process. These advantages include:

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  Novel access to biological targets.    Due to the unique geometry and reactivity of boron-based molecules, our boron-based compounds are able to modulate existing biological targets and can address targets not amenable to intervention by traditional carbon-based compounds. This may enable us to treat conditions that have been difficult to treat effectively with carbon-based compounds and develop antibiotic or antifungal therapies that treat infections that have become resistant to other drugs.

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  Broad utility across multiple disease areas.    Our compounds have exhibited antibiotic, antiparasitic, antifungal and anti-inflammatory properties and have generated extensive in vitro and in vivo activity in a number of different disease models. In addition, our compounds have exhibited antiviral and anticancer properties in in vitro disease models.

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  Rapid and efficient synthesis of drug-like compounds.    Our recent proprietary technological advances in the synthesis of boron-based compounds coupled with our rational drug design practices have enabled us to rapidly create large families of boron-based compounds with drug-like properties. In addition, these advances have made manufacturing of boron-based compounds feasible on a commercial scale.

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  Unencumbered intellectual property landscape.    We believe the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that of carbon-based products, providing an attractive opportunity for us to build our intellectual property portfolio.

Our Product Candidates

        We are currently focused on developing topical applications of our compounds to treat fungal, bacterial and inflammatory diseases. We focus our development activities on treating diseases where there is a logical match between the biological activity of our boron compounds and the unmet medical needs for a specific disease. We have three clinical programs underway for topical treatments of fungal, inflammatory and bacterial diseases in addition to preclinical programs in the same areas. We also have an active research program in the area of systemic antibiotics. The following table summarizes our current product candidates:

Product Candidate	Therapeutic Area	Indication	Development Status	Commercial Rights
AN2690	Topical antifungal	Onychomycosis	• Completed dosing and follow-up in Phase 2 trials • Expect initiation of Phase 3 trials by the end of 2008	Schering
AN2728	Topical anti-inflammatory	Mild to moderate psoriasis	• Completed Phase 1b trial • Initiating additional Phase 1b and Phase 2 trials in 2007	Anacor
AN0128	Topical antibiotic/anti-inflammatory	Gingivitis and acne	• Completed Phase 1b trial in acne • Evaluating next steps in development	Anacor
AN2718	Topical antifungal	Vaginal candidiasis and tinea pedis	• Expect to file two INDs in 2008	Anacor

  AN2690 for Onychomycosis

        Our most advanced product candidate is AN2690, a topical treatment for onychomycosis, which is a fungal infection of the nail and nail bed. Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently expect Schering to initiate Phase 3 clinical trials of AN2690 for onychomycosis by the end of 2008.

        Dermatophytes, fungi that infect the skin, hair or nails, are the primary cause of onychomycosis. The infection involves the nail plate, the nail bed and, in some cases, the skin surrounding the nail plate. Infection causes nails to deform, discolor, become brittle and split and the nail bed and nail plate to thicken and separate. Toenails affected by onychomycosis can become so thick that routine trimming of the nails becomes difficult and can cause pain while wearing shoes, making it difficult to walk, work or do other activities. Onychomychosis can also lead to social embarrassment, since it may be perceived to be an active infection and contagious.

  Onychomycosis Market

        According to Podiatry Today, 35 to 36 million people in the United States have onychomycosis. Over 95% of such infections are onychomycosis of the toenail, according to a report in U.S. Dermatology Review. According to the manufacturer of Lamisil, 47% of those affected are not receiving treatment. For those who do seek treatment, options include debridement, oral or topical drugs or a combination of debridement and drug therapies. Debridement consists of scraping, cutting away or removal of the affected nail. If not treated, onychomycosis may persist or worsen. Because the fungi that cause onychomycosis are present in many common locations such as floors, the soil, socks and shoes, onychomycosis often recurs in susceptible individuals. Consequently, the nail can be reinfected and additional courses of treatment are frequently required even after successful treatment.

        Worldwide sales of Lamisil, the leading systemic drug for onychomycosis, peaked at $1.2 billion in 2004 and totaled $978 million in 2006. A generic version of Lamisil, terbinafine, recently became available. According to IMS Health, Penlac, the only approved topical agent for onychomycosis, reached peak annual sales in the United States of approximately $125 million in 2002 but declined to approximately $88 million in 2006, which we believe was due to its perceived lack of efficacy.

  Limitations of Current Therapies

        Current therapies for onychomycosis include debridement and drug therapies. Debridement is time-consuming and only marginally effective in eliminating the fungal infection. Drug therapies are available in two types, either systemic therapies such as Lamisil, or topical products such as Penlac. According to the Lamisil product label, 38% of patients treated in clinical trials with a twelve-week course of therapy achieved 100% normal treated nail and the absence of detectable fungus. Because treatment with Lamisil can cause liver failure, patients are recommended to undergo liver function tests prior to initiating treatment. Typically those with pre-existing liver disease cannot be treated with Lamisil.

        Penlac is approved for use in conjunction with frequent debridement. In the two clinical trials cited on Penlac's product label, even with frequent debridement, only 5.5% and 8.5% of patients treated with Penlac achieved 100% clear nail growth, the absence of detectable fungus and negative fungal cultures. We believe that a significant barrier to effective treatment by topical therapies is the difficulty of formulating the drug product to penetrate the nail plate to reach the nail bed and treat the onychomycosis infection.

  Our Solution: AN2690

        By addressing the limitations of current therapies, we believe AN2690 will have a safety and efficacy profile that can make it a best-in-class therapy for the treatment of onychomycosis. In Phase 2 clinical trials, AN2690 has demonstrated efficacy in treating onychomycosis and has no observed systemic side effects.

        We have designed our topical AN2690 antifungal with three distinguishing characteristics:

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  Enhanced nail permeation properties.    We utilized our expertise in medicinal chemistry to engineer AN2690 with enhanced nail permeation properties, allowing for improved delivery of the compound through the nail plate to the nail bed, the site of onychomycosis infection. Preclinical studies indicate that AN2690 is able to penetrate the nail plate 250 times more effectively than Penlac.

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  Potent antifungal activity.    We have utilized our expertise in boron-based chemistry to design AN2690 with potent antifungal activity. AN2690 acts as an inhibitor of protein synthesis within the fungal cell and is active against all species of dermatophytes that cause onychomycosis.

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  No detected systemic side effects after topical dosing.    We have conducted clinical trials to assess systemic absorption of AN2690. The results of these trials found that topical treatment with AN2690 resulted in little or no detectable levels of drug in the blood or urine. No treatment related systemic side effects have been observed in any of our clinical trials, and we believe it is unlikely that treatment of onychomycosis with AN2690 will result in significant systemic side effects.

  Novel Mechanism of Action

        AN2690 has a novel mechanism of action that targets an essential protein synthesis enzyme, leucyl-transfer RNA synthetase, or LeuRS. This enzyme plays a pivotal role in fungal protein synthesis by attaching the leucine amino acid to transfer RNA, or tRNA. In addition, LeuRS also plays a key role in ensuring the correct synthesis of leucyl-transfer RNA. Our research has demonstrated that compounds that bind to the specific site on LeuRS involved in the synthesis of leucyl-transfer RNA also inhibit the attachment of leucine to tRNA, resulting in the inactivation of LeuRS and inhibiting protein synthesis within the fungal cell. The inhibition of protein synthesis leads to termination of cell growth or cell death, eliminating the fungal infection. We have shown that this inhibitory activity requires the presence of boron within the compound, as the replacement of the boron atom in AN2690 with a carbon atom inactivated the molecule. The unique boron-based mechanism of action underlying AN2690 was detailed in the June 22, 2007 issue of the journal Science.

  Onychomycosis Clinical Pathway

        Resolution of onychomycosis is a two-step process. First, the fungus present in the nail plate and nail bed must be killed by treatment. Second, the fungus-free nail must return to a normal appearance by regenerating a normal nail bed and growing a new nail. Given the slow pace of nail growth, which is approximately one to two millimeters per month, twelve-month Phase 3 clinical trials are the industry standard for onychomycosis treatments to allow sufficient time for patients' nails to reach full clear nail growth.

        The FDA has established a clear clinical pathway for the evaluation of therapies to treat onychomycosis. Response to treatment of onychomycosis is measured in terms of both clinical response and mycologic response.

        Clinical response of a treated nail is defined in three categories. "Clear Nail" is considered a 100% normal nail. "Almost Clear" is considered a nail that has less than 10% abnormal nail present. "Clear Nail Growth" is the length in millimeters of new healthy nail growth observed at specified times after initiation of therapy.

        Mycologic response refers to the effect of treatments on the presence of fungi and is measured by KOH examination and fungal culture, which are separate laboratory tests. In the KOH test, material scraped from beneath the nail is examined microscopically for the presence of fungi. In the fungal culture test, the material is incubated over several weeks to determine if a fungal colony will grow. The combination of negative KOH and negative fungal culture tests is classified as a "Mycologic Cure."

        For recently approved treatments for onychomycosis, the FDA has required a composite primary endpoint at the end of a 48 to 52 week Phase 3 clinical trial consisting of a Clear Nail plus Mycologic Cure, which is considered a "Complete Cure."

        Secondary endpoints commonly used include:

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  Clear Nail or Almost Clear Nail and Mycologic Cure, or

  •
  greater than five millimeters of new Clear Nail Growth and Mycologic Cure.

  AN2690 Phase 3 Development Program

        Pending completion of customary Phase 3 preparatory activities, including manufacturing scale-up, stability studies, standard non-clinical toxicology studies, packaging design and holding an end-of-Phase 2 meeting with the FDA, we currently anticipate that Schering will commence Phase 3 clinical trials of AN2690 by the end of 2008. We expect that the Phase 3 AN2690 clinical trials will be consistent in length of trial and endpoint with Phase 3 clinical trials of other recently approved drugs to treat onychomycosis. As such, we anticipate that Schering will modify the treatment protocol for the Phase 3 clinical trials compared to our completed Phase 2 clinical trials. Trial size will be set by the need to meet the regulatory requirement for the total number of patients treated prior to approval.

        We are currently working with Schering to transition the AN2690 research and development program to them. We expect to perform certain preclinical and clinical activities for Schering in this transition. We currently estimate these activities will continue through June 2009. Schering will pay us for our development-related transition activities during this period.

  AN2690 Clinical Development Program

        For AN2690, our three completed Phase 2 trials consisted of a six-month treatment period and six months of patient follow-up. We have one ongoing trial to demonstrate the safety and efficacy of a longer treatment period, the enrollment of which was completed in May 2007. We have also completed two pharmacokinetic studies and one dermal tolerability study of AN2690. Our Phase 2 clinical trials have enabled us to define multiple well-tolerated, efficacious doses and a dose-response relationship. We have also demonstrated that topical application to the toenails with AN2690 has led to little or no detectable systemic drug exposure in blood or urine. However, a small number of our patients who received AN2690 treatment experienced reversible skin irritation. Our Phase 2 clinical trials enabled the selection of a single concentration, or dose, of AN2690 for Phase 3 clinical trials and provided an understanding of the treatment effect associated with AN2690 that will allow the appropriate statistical calculations in the design of Phase 3 clinical trials.

        The following chart summarizes our completed Phase 2 clinical trials to date:

Number	Type	Dosing	Patients	Trial Objectives
200/200a	Double-blind	Vehicle; 2.5%; 5.0%; 7.5%	187	Demonstrate safety and efficacy compared to vehicle
201 (first and second cohorts)	Open-label	5.0%; 7.5%	60	Demonstrate safety and efficacy
203	Open-label	1.0%; 5.0%	60	Evaluate efficacy of lower doses and less frequent dosing

        In our Phase 2 clinical trials, we enrolled onychomycosis patients representative of a wide clinical spectrum of the disease and observed Clear Nail Growth and negative fungal culture across this spectrum. We believe that these results indicate that AN2690 will effectively treat patients who are representative of the population that would seek treatment for onychomycosis.

  Study 200/200a: Double-Blind—Safety and Efficacy Compared to Vehicle

        The primary objective of Study 200/200a was to demonstrate that the efficacy of AN2690 could be differentiated from the response to a placebo not containing the product candidate, or vehicle, alone and to select the appropriate dose of AN2690 for Phase 3 clinical trials. A total of 187 patients were enrolled at multiple sites in Mexico and the United States. Certain patients were dosed with the vehicle, while other patients received the 2.5%, 5.0% or 7.5% dose. The trial was double-blind such that neither the patients nor the investigators were aware of which treatment strength or placebo was being applied. Patients dosed themselves daily for the first three months and three times per week for the remaining three months of the six-month treatment period, with an additional six months of post-treatment follow-up.

        The study was a one-year study. The study's primary endpoint was the number of patients with at least two millimeters of new Clear Nail Growth and negative fungal culture at six months. The data for the six-month post-treatment follow-up period are not yet available. At the completion of the six-month treatment phase, 27% of patients receiving the 2.5% dose, 26% of patients receiving the 5.0% dose and 32% of patients receiving the 7.5% dose were observed to achieve the trial's primary endpoints, compared to 14% of patients receiving the vehicle. Overall, significantly more patients treated with AN2690 achieved the primary endpoint, compared with the vehicle (p-value of 0.03). We believe the results are supportive of Phase 3 clinical trial initiation.

  Study 201: Open-Label—Safety and Efficacy

        The objective of Study 201 was to determine safety and efficacy of 5.0% and 7.5% topical solutions of AN2690 in treating onychomycosis. A total of 60 patients were enrolled at multiple sites in Mexico. Half received a 5.0% daily dose and the other half received a 7.5% daily dose for a period of six months, with all patients receiving an additional six months of follow-up assessment. The trial was open-label, such that all patients knew the treatment group to which they were assigned. The study's primary endpoints were the number of patients with at least two millimeters of new Clear Nail Growth at six months and a negative fungal culture. At the end of the six-month treatment period, 43% of patients receiving the 5.0% dose and 53% of patients receiving the 7.5% dose were observed to achieve the trial's primary endpoints.

  Study 203: Open-Label—Efficacy of Lower Doses and Less Frequent Dosing

        The objective of Study 203 was to determine safety and efficacy of lower dosing and less frequent dosing of AN2690 in treating onychomycosis. Two groups of 30 patients were enrolled at multiple sites in the United States. Half applied a 1.0% daily dose for six months and the other half applied a 5.0% daily dose for the first month, then three times per week for the remaining five months of treatment. Both treatment groups were followed for an additional six months after the end of treatment. The study's primary endpoints were the number of patients with at least two millimeters of new Clear Nail Growth at six months and a negative fungal culture. At the end of the six-month treatment period, 30% of patients receiving the 1.0% dose and 43% of patients receiving the 5.0% dose achieved the primary endpoint of at least two millimeters of new Clear Nail Growth and negative culture. We believe the results are supportive of Phase 3 clinical trial initiation.

  Topical Anti-Inflammatory Program—AN2728 for Psoriasis

        We have a drug development program focusing on treatment of inflammatory diseases such as psoriasis, seborrheic dermatitis, or dandruff, atopic dermatitis, or eczema, and gingivitis. AN2728 is our current product candidate in this program. We have tested AN2728 as a topical therapy for psoriasis, an inflammation of the skin caused by a reaction of the immune system, and anticipate testing it in other inflammatory skin diseases such as atopic dermatitis.

        AN2728 is designed to inhibit the release of TNF-alpha, a precursor of the inflammation associated with psoriasis and a validated target, as well as other cytokines, which are proteins involved in the inflammation process and immune responses. We believe that AN2728 has the potential to combine the effect of injectable biologics with a better safety profile than existing therapies. AN2728 has demonstrated initial safety and activity against psoriatic lesions in a Phase 1b clinical trial conducted in the first half of 2007. We plan to initiate an additional Phase 1b clinical trial and a Phase 2 efficacy clinical trial in 2007.

  Psoriasis Market

        Psoriasis is a chronic inflammatory skin disease that affects approximately 10 million people worldwide, according to Decision Resources. Psoriasis is characterized by thickened patches of inflamed, red skin covered with thick, silvery scales typically found at the elbows, knees, scalp and genital area. Patients can be categorized as mild, moderate or severe, with approximately 80% of patients having mild to moderate forms of the disease. The disorder ranges from a single, small, localized lesion in some patients to a severe generalized eruption. The recent introductions of new systemic biologic therapies for moderate to severe psoriasis has provided new treatment options for patients with moderate to severe disease and greatly expanded amounts spent on drugs to treat psoriasis. According to IMS Health, sales of psoriasis drugs in the United States were nearly $1 billion in 2006.

  Limitations of Current Therapies

        There are many types of treatments for psoriasis. Most psoriasis patients use more than one treatment at any given time and may rotate treatments over time as their disease severity changes or they develop complications. Although current treatments attempt to decrease the severity of the disease, none of them cures the disease. Currently available treatments can be classified as topical, oral or injectable. According to IMS Health, 87% of all prescriptions within the United States in 2006 were for topical treatments. The most common topical treatments are topical corticosteroids, vitamin D derivatives, such as Dovonex, vitamin A derivatives, such as Tazorac, and crude coal tar preparations. The most common oral treatments are the immunosuppressive drug methotrexate and the vitamin A derivative acetretin. More recently, a number of injectable biologic drugs have entered the market such as Amevive, Enbrel, Humira, Raptiva and Remicade. The majority of these drugs are monoclonal antibodies, a type of complex protein molecule. Some of these biologics act by the inhibition of TNF-alpha. In addition to topicals, orals and injectables, psoriasis is also treated with ultraviolet light exposure. Typically, physicians initiate treatment by prescribing topical therapies to treat mild or moderate forms of psoriasis, followed by light therapy or oral treatments if the patient's disease does not improve. For patients that do not respond to oral treatments or light therapy, or who have severe psoriasis, physicians will prescribe injectable biologic treatments.

        Current topical therapies have demonstrated only moderate efficacy in decreasing disease severity and rarely achieve a complete clearing of the psoriatic lesions. Topical corticosteroids are associated with atrophy or thinning of the skin and have the potential to suppress the body's ability to make normal amounts of endogenous corticosteroids. Vitamin D analogues can cause skin irritation, and some patients report burning sensations associated with their use. Oral and injectable drugs have greater activity than topical therapies but also have well documented and significant systemic side effects such as liver toxicity, increase in blood fats and suppression of the immune system. In addition, injectable biologic drugs have potentially life threatening side effects and are very expensive, costing tens of thousands of dollars annually. Ultraviolet light treatments can be effective but require multiple visits to the doctor's office each week and have been shown to increase patients' risk of developing skin cancer.

  Our Solution: AN2728

        AN2728 is our topical product candidate for the treatment of psoriasis, which we believe has the potential to combine the effect of injectable biologics that inhibit the production of TNF-alpha and other cytokines with a better safety profile than existing therapies. We believe AN2728 has the potential to be a safe and effective therapy for the majority of psoriasis patients with mild to moderate disease as well as those patients with severe disease who utilize combination topical and systemic treatment. If approved, AN2728 would be the first topical non-steroidal treatment that inhibits TNF-alpha release.

  Mechanism of Action

        Inhibition of cytokines such as TNF-alpha is a well-validated approach used by injectable biologic agents such as Enbrel, Humira and Remicade to effectively treat psoriasis. AN2728, a small-molecule compound, works by inhibiting phosphodiesterase 4, or PDE4, an enzyme that is critical to the production of TNF-alpha and other cytokines, which results in the suppression and reduction of the inflammatory response associated with psoriasis. Given that AN2728 is applied topically, the potential for systemic side effects is anticipated to be relatively low compared to the systemically administered biologics.

  Clinical Development Program

        In the first half of 2007, we completed a Phase 1b clinical trial in Germany for AN2728 in patients with psoriasis. The study enrolled twelve patients for a twelve-day treatment. Each patient had their psoriatic lesions divided into six test areas to which one of the following was applied: AN2728 5.0% ointment, AN2728 5.0% cream, commercially-available psoriasis therapies betamethasone (Betnesol-V) and tacrolimus (Protopic), vehicle cream and vehicle ointment. Evaluations of the sections were made at days one, eight and twelve. The primary endpoint of the study was the change in thickness of the psoriatic lesion as measured by sonography, and the secondary endpoint was improvement based on clinical score as evaluated by a physician. This study demonstrated that AN2728 caused a significant reduction in the thickness of psoriatic lesions compared to vehicle, at a p-value of 0.025. The mean percent reduction in infiltrate thickness for AN2728 was 54%, as compared to 48% for Protopic ointment and 72% for Betnesol-V cream. The secondary endpoint results of the clinical assessments paralleled the primary endpoint results of the sonographic assessments. No treatment-related adverse events were observed.

        We intend to begin an additional Phase 1b clinical trial and a Phase 2 clinical trial in parallel in 2007 to better characterize the safety profile of AN2728 and establish the appropriate efficacious dose for treating psoriasis. These studies will include a dose-ranging trial to assess clinical potency and a trial to assess efficacy with patient application. We are planning additional preclinical toxicity studies to assess dermal and systemic safety and tolerability. The complete Phase 2 and Phase 3 clinical development plan to confirm safety and efficacy in the intended population will involve several additional studies, which will require many more patients compared to the Phase 1b clinical trial.

  AN0128 for Gingivitis and Acne

        Our product candidate, AN0128, combines antibiotic properties with significant anti-inflammatory activity. We believe that this combination of antibiotic and anti-inflammatory properties gives AN0128 the potential to treat a number of indications, including gingivitis and acne.

        We are exploring opportunities with leading manufacturers of oral care products to evaluate whether to pursue development of AN0128 for gingivitis. We may also choose to develop AN0128 for the treatment of acne. The bacteria thought to cause acne is propriobacterium acnes, or P. acnes. In a Phase 1b clinical trial comparing the ability of AN0128 and a commercial product (the topical antibiotic clindamycin) to decrease the amount of P. acnes over a discrete area, fifteen patients were treated with AN0128, and the results demonstrated in vivo anti-bacterial activity of AN0128. For FDA approval of an acne product, we will need to demonstrate statistically significant efficacy in treating acne in a large patient population. We have not conducted lesion trials for AN0128. If we decide to pursue approval of AN0128 for the treatment of acne, we would need to complete Phase 2 and Phase 3 clinical trials to confirm safety and efficacy in the intended population, which would require several additional studies with significantly more patients.

        We also conducted two Phase 2 clinical trials for AN0128 for the treatment of atopic dermatitis. The results showed that AN0128 was safe but did not demonstrate statistically significant superiority to a control formulation that did not contain the product candidate, and we therefore decided not to pursue AN0128 for atopic dermatitis.

        AN0128's anti-inflammatory properties are a result of inhibition of pro-inflammatory cytokines, including TNF-alpha. In preclinical studies AN0128 has demonstrated antimicrobial activity against bacteria involved in gingivitis and shown effectiveness against bacteria in biofilms, which are generally difficult to treat. In addition, AN0128 reduced gingival inflammation in animal studies. AN0128 has also demonstrated activity in in vitro studies against antibiotic resistant strains of bacteria and other bacteria commonly found in the skin, and demonstrated inflammation-reducing activity similar to corticosteroids in animal models of inflammation.

  AN2718 for Topical Fungal Infections—Vaginal Candidiasis and Tinea Pedis

        AN2718 is our product candidate in preclinical development for vaginal candidiasis, or yeast infections, and tinea pedis, or athlete's foot, a dermatophyte infection of the feet. AN2718 has demonstrated in preclinical studies that it has activity against fungal strains that cause infection of the skin and the yeasts associated with vaginal candidiasis, including those resistant to commonly used treatments.

        AN2718 appears to be well suited to target organisms that cause common skin and topical fungal infections, including trichophyton and candida fungi. The low molecular weight of AN2718 has the potential for improved bioavailability in the thick skin of the foot. Unlike the commonly used topical, Lamisil, AN2718's activity is not inhibited by keratin, which is a major component of the skin.

        AN2718 is a topical antifungal that utilizes the same mechanism as AN2690, our topical product candidate for treatment of onychomycosis. AN2690 targets an essential protein synthesis enzyme, leucyl-transfer RNA synthetase, or LeuRS. This enzyme plays a pivotal role in protein synthesis by attaching the leucine amino acid to tRNA. In addition, LeuRS also plays a key role in ensuring the correct synthesis of leucyl-transfer RNA. Our research has demonstrated for the first time that compounds that bind to the specific site on LeuRS involved in the synthesis of leucyl-transfer RNA also inhibit the attachment of leucine to tRNA, resulting in the inactivation of LeuRS and inhibiting protein synthesis within fungal or yeast cells. The inhibition of protein synthesis leads to termination of cell growth or cell death, eliminating the infection.

        Subject to the completion of preclinical studies, we intend to file separate INDs for the use of AN2718 to treat vaginal candidiasis and tinea pedis and to begin testing the topical compound in clinical trials in 2008. For vaginal candidiasis, upcoming development tasks include a Phase 1 clinical trial in normal volunteers to establish safety and tolerability upon dose escalation. Upon completion of the Phase 1 clinical trial, we intend to initiate a Phase 2a clinical trial in patients with both acute and recurrent infections. We also intend to initiate a Phase 2b clinical trial in patients with both acute and recurrent infections that will evaluate different concentrations of AN2718 compared to a positive control. For tinea pedis, the clinical development plan includes Phase 2a trials to demonstrate antifungal activity and to estimate the magnitude of the clinical response in a wide spectrum of clinical disease.

  Other Topical Research

        In addition to the topical programs described above, we are conducting research to discover compounds with anti-inflammatory and anti-infective activity for topical administration.

Our Systemic Therapeutics Research Program and Collaboration with GSK

        We have developed a class of boron-based compounds that show activity in research-stage tests in treating systemic bacterial infections.

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, manufacture and worldwide commercialization of boron-based systemic therapeutics for at least eight product options in up to four target-based projects, one of which will target HCV and others of which will be in the area of antibiotics. Under the agreement, we will collaborate with GSK to identify and develop boron-based small molecule product candidates. The collaborative research term of the agreement is six years, subject to a two-year extension if agreed to by both parties.

        In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved proof of concept criteria, as defined in the agreement. In the HCV project, GSK also has an option to obtain such an exclusive license at the time a product candidate is selected. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a world-wide basis, including the responsibility to obtain regulatory approvals on a country-by-country basis. During the research term, we are committed to use reasonable efforts to discover and optimize compounds pursuant to agreed research plans and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. In addition, GSK is committed to provide specific resources, primarily to the HCV project. Each party is responsible for its own research and development costs.

        Pursuant to the agreement, GSK paid us a $12 million non-refundable, non-creditable up-front fee in October 2007 and we have the right to require GSK to purchase $10 million of our capital stock in a private placement. In addition to assuming sole responsibility for the costs of further development and commercialization of the compounds for which it exercises an option to license, GSK is obligated to make payments to us if certain development, regulatory and commercial milestones are met on a compound-by-compound basis. Total potential payments for discovery, development, regulatory and commercial milestones range up to $252 million to $331 million per product candidate. GSK is further obligated to pay us double-digit tiered royalties with the potential to reach the mid-teens on annual net sales of products containing optioned compounds in jurisdictions where there is a valid patent claim covering composition of matter or method of use of the product and lesser royalties for sales in jurisdictions where there is no such valid patent claim. In the event that GSK exercises its option for a product candidate in the HCV project at the candidate selection stage, the discovery, development and regulatory milestone payments for which we are eligible and the product royalties payable to us would be lower.

        The agreement provides for a joint research committee during the research term to oversee the research collaboration, a joint patent subcommittee responsible for coordination of intellectual property developed by the collaboration, including patent application filing and maintenance and a joint project team to oversee the HCV project. We and GSK shall appoint an equal number of members to each such committee or team and decisions shall be made on a consensus basis, except that ultimate decision-making authority with respect to the design of proof of concept trials for each research compound and determining whether proof of concept criteria have been met, is vested in GSK. GSK retains the unilateral right to terminate the agreement in its entirety upon six-months prior written notice to us and immediately with respect to any project. Either party may also terminate the agreement, on a project-by-project basis or in its entirety, for cause upon failure to cure a material breach of the agreement, including each party's obligations to use commercially reasonable efforts to perform its duties under the agreement. Either party may also terminate the agreement upon specified actions relating to insolvency of the other party. Should GSK exercise its unilateral right of termination, or should we exercise our right of termination for cause, with respect to the agreement or a particular project, we will have a perpetual, exclusive license to certain GSK intellectual property related to compounds under development, subject to royalty payments we would owe to GSK on commercial sales, if any, of such compounds. If GSK terminates a project because of our failure to use reasonable efforts to advance the project, then GSK would obtain an exclusive license to develop and commercialize the product candidates in the project, we would not be entitled to any development or commercial milestone payments for the product candidate and our royalties on any sales of the product candidate would be reduced by 50%.

        For nine years following the effective date of the agreement, we may not research, optimize, develop or commercialize outside of the collaboration any compounds that we introduced as candidates to the project unless GSK's option to such compound terminated without being exercised or GSK later terminates an exercised option to such compound. If we choose to develop such compounds after expiration or termination of GSK's option, we may be required under certain circumstances to make certain regulatory milestone and royalty payments to GSK for such compounds.

        Upon a change of control of either party, the agreement would remain in effect. Upon a change of control of Anacor, GSK has the right to elect to exercise any remaining options to license and commercialize compounds then under development pursuant to the research collaboration. Depending upon the status of compound development and the project under which the compound is being developed, the exercise by GSK of its license options in connection with a change of control of Anacor could result in lower milestone payments and royalty rates being payable by GSK upon commercialization of such compound.

Our License, Development and Commercialization Agreement with Schering

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690, including for the treatment of onychomycosis. Under the agreement, Schering assumed sole responsibility for development and commercialization of AN2690, including obtaining regulatory approvals on a country-by-country basis until the later of ten years after the first commercial sale in a given jurisdiction or the date that any such product will no longer be subject to a valid claim of a patent or application in such jurisdiction.

        Pursuant to the agreement, Schering paid us a $40 million non-refundable, non-creditable up-front fee in March 2007, and we have the right to require Schering to purchase up to $10 million of our capital stock. Of that amount, Schering will purchase $            million from us in a private placement and the remaining $            million from certain of our existing stockholders at the initial offering price. In addition to assuming sole responsibility for the costs of development and commercialization of AN2690, Schering is obligated to make payments to us of up to $505 million if certain development, regulatory and commercial milestones for onychomycosis are met. Schering is also obligated to pay us additional fees for each additional indication for which Schering develops AN2690 treatments if certain milestones are achieved. Schering is further obligated to pay us double-digit royalties up to twenty percent on annual net sales of AN2690 for all indications in jurisdictions where there is a valid patent claim covering the product and lesser royalties for AN2690 sales in jurisdictions where there is no valid patent claim.

        We retained the option to co-promote AN2690 for the treatment of onychomycosis to dermatologists in the United States, subject to certain conditions. We may exercise our option to co-promote AN2690 to dermatologists in the United States up to 60 days following notification by Schering of its filing of an NDA with the FDA for the treatment of onychomycosis. Revenues from our co-promotion efforts will go to Schering, subject to our double-digit royalty, and Schering will reimburse us for certain of our sales expenses.

        The agreement provides for a joint steering committee during the development phase and a joint commercialization committee with respect to commercialization plans for the treatment of onychomycosis in the United States, with each committee consisting of representatives of Schering and us. Ultimate decision-making authority with respect to timing and resources devoted to development and commercialization is vested in Schering. Schering retains the right to terminate the agreement on a country-by-country basis upon 180-days prior written notice to us, provided that termination with respect to the United States will terminate the license in its entirety and termination in certain countries may terminate the license with respect to an entire region. Should Schering terminate prior to the first grant of a regulatory approval in the United States, it would be responsible to pay us all amounts necessary to complete any ongoing clinical trials up to agreed-upon limits, unless Schering's termination was due to safety concerns. We are allowed to terminate the agreement on a country-by-country basis in the event that Schering materially breaches its obligations to use commercially reasonable efforts to develop and commercialize AN2690 in such country, provided that termination with respect to a material breach in the United States or in a certain number of countries within a specific region will allow us to terminate the agreement in its entirety. Either party may also terminate the agreement upon specified actions relating to insolvency of the other party.

        Upon a change of control of either party, the agreement would remain in effect, subject to the right of Schering to terminate provisions of the agreement relating to the joint steering committee and our co-promotion rights should we be acquired by a major pharmaceutical company or a competitor in the treatment of onychomycosis.

        We are currently working with Schering to transition the AN2690 research and development program to them. We expect to continue to support Schering in this transition, which is currently estimated to occur through June 2009. Schering will pay us for our development-related transition activities during this period.

Sales and Marketing

        Our strategy is to develop a sales force targeting dermatologists and other specialty markets in the United States and partner with other companies for sales into other primary care markets. In addition we plan to enter into partnerships for sales outside the United States.

        Schering, which has a large primary care sales force, has the right to market AN2690 worldwide. We expect that primary care physicians will write the majority of prescriptions for AN2690 in the United States, and we expect half of overall sales will be within the United States. We granted commercialization rights to AN2690 to Schering because we expect their sales force to address this market. We also anticipate that dermatologists will write a significant number of AN2690 prescriptions, as well as the majority of prescriptions for AN2728 and AN2718, which we expect to address with our own sales force. Our agreement with Schering provides us the right to co-promote AN2690 in the United States for the treatment of onychomycosis to dermatologists, subject to certain conditions.

        We believe the reimbursement for our co-promotion efforts from Schering will enable us to build our own sales force cost-effectively and provide us with experience in commercial activities and selling pharmaceutical products to dermatologists before our other products reach the market.

        Under our agreement with GSK, upon the exercise of its option to exclusively license a product candidate, GSK will assume sole responsibility to commercialize and market the product candidate on a worldwide basis. GSK may market products that obtain regulatory approval by itself or with third parties selected by GSK.

        We intend to sell AN2728 for psoriasis and AN2718 for tinea pedis to dermatologists in the United States, and license commercialization rights to these product candidates to third parties for sales outside of the United States. In addition, we currently intend to license worldwide commercialization rights to AN2718 for vaginal candidiasis.

Intellectual Property

        Prior art in the field of boron-based drugs has been centered largely on boronic acids as serine protease inhibitors, such as the oncology treatment Velcade. Our research is focused on boron-based compounds, concentrates on different biological targets and uses novel chemical structures where there is little existing intellectual property held by others. All of the intellectual property in our product candidates was initially developed by us. In the course of our development and commercialization collaborations, additional intellectual property relating to our product candidates may be developed by us and our collaborators, such as Schering and GSK.

        As of October 2, 2007, we are the owner of record and are actively pursuing 17 U.S. patent applications (3 provisional and 14 non-provisional), 6 international (PCT) patent applications and 94 non-U.S. patent applications in 16 jurisdictions, including the European Union, Japan, Canada, Australia and Mexico. We currently own one issued patent which was issued outside of the United States. Seven U.S. patent applications, 2 international PCT applications and 55 foreign applications are related to AN0128. Seven U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2690. Seven U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2718. Six U.S. patent applications, 5 international PCT applications and 13 foreign applications are related to AN2728.

        These filings seek to protect innovations created by us, and they include the core chemistry and new chemical entities derived from our chemistry, composition of matter and methods of use for our clinical compounds, the mechanisms by which these compounds work, novel formulations and novel synthetic routes. However, while our patent applications covering AN2690 include a claim for all relevant pharmaceutical uses of the compound, they do not include a claim for composition of matter for the AN2690 molecule due to the existence of prior art relating to a non-pharmaceutical use of the molecule.

        Our agreement with GSK provides that we will retain all of our right, title and interest in intellectual property for which we possess the right to license or sublicense as of the effective date of the agreement and throughout the term of the agreement. Each party will remain the sole owner of intellectual property developed by its personnel under the research collaboration. Intellectual property that is jointly developed by GSK and us under the collaboration will be jointly owned by GSK and us, subject to exclusive licenses that may be granted to GSK or us pursuant to the terms of the agreement.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. While we currently have overseas patent protection for some of our inventions, there can be no assurance that our pending patent applications will result in issued patents.

Manufacturing and Supply

        Our current product candidates are synthesized chemically and therefore we believe are easier to manufacture at relatively lower cost than biologic drugs from cell-based sources. All of our current clinical manufacturing activities and compliance with current good manufacturing practices, or cGMP, is outsourced to third parties with oversight by our employees. We have limited in-house, non-GMP manufacturing capacity for research activities. We rely on third-party manufacturers to produce sufficient quantities of product candidates for use in clinical trials. We intend to continue to rely on third-party manufacturers for any future clinical trials and large-scale commercialization of all of our compounds for which we have manufacturing responsibility. We have found multiple suppliers of each of the reagents necessary for the manufacture of our compounds.

        The active pharmaceutical ingredient, or API, for our initial development of AN2690 was manufactured by deCODE chemistry. We successfully transferred production of our API to Irix Pharmaceuticals, where production of the AN2690 formulation was scaled up to a level sufficient to conduct Phase 3 clinical trials. Subsequent product manufacturing has been performed at Dow Pharmaceutical Sciences, or DPS. Under our agreement with Schering, they are responsible for production of AN2690 for its further development and commercialization. Schering will either manufacture AN2690 or contract to have AN2690 manufactured by a third party.

        Initial API process development work for AN2728 was performed by deCODE chemistry and the product manufacturing was performed at DPS. Production of both AN2728 API and drug product is underway in preparation for our planned Phase 1b and Phase 2 clinical trials.

        Initial API process development work for AN0128 was also performed by deCODE chemistry. This technology was subsequently transferred to Irix Pharmaceuticals, which did further process work and conducted a production run. Subsequent product manufacturing has been performed at DPS and DPT Laboratories.

Competition

  Onychomycosis

        If approved for the treatment of onychomycosis, we anticipate AN2690 would compete with other approved onychomycosis therapeutics including:

  •
  Systemic treatments: Lamisil, also known by its generic name, terbinafine, which is marketed by Novartis and is a multisource product available from several generic manufacturers. Sporanox, also known by its generic name, itraconazole, is marketed by Johnson & Johnson and is available as a generic as well.

  •
  Topical treatments: Penlac, also known by its generic name, ciclopirox, is marketed by sanofi-aventis.

        Worldwide sales of Lamisil, the leading systemic drug for onychomycosis, peaked at $1.2 billion in 2004 and totaled $978 million in 2006. A generic version of Lamisil, terbinafine, recently became available. According to IMS Health, Penlac, the only approved topical agent for onychomycosis, reached peak annual sales in the United States of approximately $125 million in 2002 but declined to approximately $88 million in 2006, which we believe was due to its perceived lack of efficacy.

        In addition to approved onychomycosis therapeutics, the marketing of several over-the-counter products is directed toward persons suffering from onychomycosis, even though no over-the-counter products are FDA-approved for onychomycosis treatment. There are also several pharmaceutical product candidates under development that could potentially be used to treat onychomycosis and compete with AN2690. Product candidates in late-stage development include a topical version of terbinafine under development by Novartis and NexMed and a novel formulation of itraconazole under development by Barrier Therapeutics. In addition to these product candidates, a number of earlier-stage therapeutics are in development for treatment of onychomycosis.

  Psoriasis

        If approved for the treatment of psoriasis, we anticipate AN2728 would compete with other marketed psoriasis therapeutics including:

  •
  Prescription topical treatments: Several branded products exist for the topical treatment of psoriasis. Tazorac, also known by its generic name, tazarotene, is currently marketed by Allergan. Dovonex, also known by its generic name, calcipotriene, is currently marketed by LEO Pharma. Taclonex, a combination of calcipotriene and the corticosteroid betamethasone, is currently marketed by Warner Chilcott. Generic products for the treatment of mild to moderate psoriasis include corticosteroids such as triamcinolone and betamethasone, as well as the natural product derivative anthralin.

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  Systemic treatments. Oral products such as methotrexate and cyclosporine and injected biologic products such as: Enbrel, marketed by Amgen; Remicade, marketed by Johnson & Johnson; Raptiva, marketed by Genentech; and Amevive, marketed by Astellas are prescribed for the treatment of psoriasis. Humira, marketed by Abbott, is used off-label for treatment of moderate to severe psoriasis.

  •
  Over-the-counter topical treatments: Various non-prescription, or over-the-counter, topical treatments are utilized to treat psoriasis, including salicylic acid and coal tar, as well as bath solutions and moisturizers.

        In addition to the marketed psoriasis therapeutics, there are several product candidates under development that could potentially be used to treat psoriasis and compete with AN2728. According to Thomson Scientific, those product candidates include Targretin gel, or bexarotene, being developed by Ligand and currently in Phase 2 clinical trials, and Protopic Topical, or tacrolimus, being developed by Astellas and currently in Phase 3 clinical trials.

  Other competition

        Competition also exists in the markets for other indications we are considering, including acne, gingivitis, skin fungal infections, vaginal candidiasis and systemic bacterial infections. These products include currently marketed and development-stage systemic and topical prescription products as well as over-the-counter therapies.

        We expect that other pharmaceutical companies currently include boron chemistry in their research programs. To the extent that we successfully commercialize our boron-based product candidates, other companies may put additional focus and investment into the research and development of boron-based therapeutics and may seek to challenge our intellectual property position.

Government Regulation

  Federal Food, Drug and Cosmetic Act

        Prescription drug products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, or FFDCA, and its implementing regulations. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

  New Drug Applications (NDAs)

        The FDA's new drug aproval process generally involves:

  •
  completion of preclinical laboratory and animal testing in compliance with the FDA's good laboratory practice, or GLP, regulations;

  •
  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin in the United States;

  •
  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

  •
  satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA's cGMP regulations; and

  •
  submission to and approval by the FDA of an NDA.

        The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. As a separate amendment to an IND, a sponsor may submit a request for a Special Protocol Assessment, or SPA, from the FDA. Under the SPA procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, including regulations for informed consent.

        For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

  •
  Phase 1:    Trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion, generally in healthy humans.

  •
  Phase 2:    Trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a "Phase 2b" evaluation, which is a second, confirmatory Phase 2 clinical that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate.

  •
  Phase 3:    These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

  •
  Phase 4:    In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials to further assess the drug's safety and efficacy after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials.

        The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for NDA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. Standard Review

NDAs have a goal of being completed within a ten-month timeframe. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review an NDA is reduced such that the goal for completing a Priority Review initial review cycle is six months. It is likely that our product candidates will be granted a Standard Review. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

        The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase 3 clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental NDA may be required, which may involve conducting additional preclinical studies and clinical trials.

  Drug Price Competition and Patent Term Restoration Act of 1984

        Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, a portion of a product's patent term that was lost during clinical development and application review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as nonpatent market exclusivity, against the FDA's acceptance or approval of certain competitor applications.

        Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years. The application for patent term extension is subject to approval by the United States Patent and Trademark Office in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Up to five years of interim one year extensions are available if a product is still undergoing development or FDA review at the time of its expiration.

        The Hatch-Waxman Amendments also provide for a period of statutory protection for new drugs that receive NDA approval from the FDA. If a new drug receives NDA approval as a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety, then the Hatch-Waxman Amendments prohibit submission of an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA (each as described below) by another company for a generic version of such drug, with some exceptions, for a period of five years from the date of approval of the NDA. The statutory protection provided pursuant to the Hatch-Waxman Amendments will not prevent the filing or approval of a full NDA. In order to gain approval of a full NDA, however, a competitor would be required to conduct its own preclinical investigations and clinical trials. If NDA approval is received for a new drug containing an active ingredient that was previously approved by the FDA but the NDA is for a drug that includes an innovation over the previously approved drug and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations, other than bioavailability studies, then the Hatch- Waxman Amendments prohibit the FDA from making effective the approval of an ANDA or a 505(b)(2) NDA for a generic version of such drug for a period of three years from the date of the NDA approval. This three year exclusivity, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three year exclusivity does not prohibit the FDA, with limited exceptions, from approving ANDAs or 505(b)(2) NDAs for drugs containing the same active ingredient but without the new innovation.

        While the Hatch-Waxman Amendments provide certain patent term restoration and exclusivity protections to innovator drug manufacturers, it also permits the FDA to approve ANDAs for generic versions of their drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical trials demonstrating safety and effectiveness for that product. Instead of safety and effectiveness data, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product as well as relevant chemistry, manufacturing and product data. The Hatch-Waxman Amendments also instituted a third type of drug application that requires the same information as an NDA including full reports of clinical and preclinical studies except that some of the information from the reports required for marketing approval comes from studies that the applicant does not own or for which the applicant does not have a legal right of reference. This type of application, a "505(b)(2) NDA," permits a manufacturer to obtain marketing approval for a drug without needing to conduct or obtain a right of reference for all of the required studies.

        Finally, the Hatch-Waxman Amendments require, in some circumstances, an ANDA or a 505(b)(2) NDA applicant to notify the patent owner and the holder of the approved NDA of the factual and legal basis of the applicant's opinion that the patent listed by the holder of the approved NDA in FDA's Approved Drug Products with Therapeutic Equivalence Evaluations manual is not valid or will not be infringed (the patent certification process). Upon receipt of this notice, the patent owner and the NDA holder have 45 days to bring a patent infringement suit in federal district court and obtain a 30-month stay against the company seeking to reference the NDA. The NDA or patent holder could still file a patent suit after the 45 days, but if they did, they would not have the benefit of a 30-month stay. Alternatively, after this 45-day period, the applicant may file a declaratory judgment action, seeking a determination that the patent is invalid or will not be infringed. The discovery, trial and appeals process in such suits can take several years. If such a suit is timely commenced, the Hatch-Waxman Amendments provide a 30-month stay on the approval of the competitor's ANDA or 505(b)(2) NDA. If the litigation is resolved in favor of the competitor or the challenged patent expires during a 30-month stay period, unless otherwise extended by court order, the stay is lifted and the FDA may approve the application. The patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per ANDA or 505(b)(2) NDA. Once the ANDA or 505(b)(2) NDA applicant has notified the patent owner and the NDA holder of the infringement, the applicant cannot be subjected to another 30-month stay, even if the applicant becomes aware of additional patents that may be infringed by its product.

  International Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or a mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

  Third-Party Payor Coverage and Reimbursement

        Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

  •
  changing Medicare reimbursement methodologies;

  •
  fluctuating decisions on which drugs to include in formularies;

  •
  revising drug rebate calculations under the Medicaid program; and

  •
  reforming drug importation laws.

        Some third-party payors also require pre-approval of coverage for new or innovative drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

  Manufacturing Requirements

        We and our third-party manufacturers must comply with applicable FDA regulations relating to FDA's cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

  Other Regulatory Requirements

        With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA and state and federal civil and criminal investigations and prosecutions.

        We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals, any one or more of which could have a material adverse effect on us.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

Employees

        As of June 30, 2007, we had 29 full-time employees, 15 of whom held Ph.D. or M.D. degrees or both and 22 of whom were engaged in full-time research and development activities. We plan to continue to expand our product development programs. To support this growth and to support public company requirements, we will need to expand our managerial, development, finance and other functions. None of our employees are represented by a labor union and we consider our employee relations to be good.

Facilities

        Our corporate headquarters are located in Palo Alto, California, where we lease approximately 15,300 square feet of laboratory and office space under a lease agreement that terminates in December 2008. We may terminate the lease by providing four months' written notice.

        In October 2007, we entered into an agreement to lease a 36,960 square-foot building with laboratory and office space in Palo Alto, California. It is anticipated that this building will serve as our new corporate headquarters. We expect the term of the lease to commence in April 2008 and the lease will terminate in March 2018. In addition, we have secured a sublease for temporary office and laboratory space for us to utilize until we can move into our new corporate headquarters.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth certain information about our executive officers, key employees and directors as of October 31, 2007:

Name	Age	Position
Executive Officers:
David P. Perry	39	President and Chief Executive Officer, Director
Christine E. Gray-Smith	58	Senior Vice President, Chief Financial Officer and Secretary
Karl R. Beutner, M.D., Ph.D.	58	Senior Vice President, Chief Medical Officer
Kirk R. Maples, Ph.D.	49	Senior Vice President, Program Management
Jacob J. Plattner, Ph.D.	61	Senior Vice President, Research
Key Employees:
Paulette A. Dillon	45	Senior Vice President, Chief Business Officer
Irwin A. Heyman, Ph.D.	66	Vice President, Toxicology
Directors:
Mark Leschly(1)(3)	39	Chairman, Board of Directors
Stephen J. Benkovic, Ph.D.	69	Director
Paul B. Cleveland(2)	51	Director
Anders D. Hove, M.D.(1)(2)	42	Director
Paul H. Klingenstein(1)(2)(3)	51	Director
Richard J. Markham(1)	57	Director
Lucy Shapiro, Ph.D.(3)	67	Director

(1)
Member of the compensation committee

(2)
Member of the audit committee

(3)
Member of the nominating and corporate governance committee

Executive Officers

        David P. Perry has served as our President and Chief Executive Officer since March 2002 and has been a member of our board of directors since April 2002. In 1997, Mr. Perry founded Chemdex, a business-to-business marketplace company that focused on the life sciences industry, which was acquired by NexPrise, and until 2001 served as its Chief Executive Officer. In 1995, Mr. Perry co-founded Virogen, a biotech company based in Boston. Mr. Perry has a B.S. from the University of Tulsa and an M.B.A. from Harvard Business School.

        Christine E. Gray-Smith has served as our Senior Vice President, Chief Financial Officer since June 2007. From April 2004 to January 2007, Ms. Gray-Smith served as Executive Vice President and Chief Financial Officer of CoTherix, a biopharmaceutical company. From June 2001 to April 2004, Ms. Gray-Smith served as Chief Financial Officer of Triad Therapeutics, a biopharmaceutical company, and was promoted to Senior Vice President in 2003. Prior to Triad, Ms. Gray-Smith served as the senior financial officer at Calydon, a biotechnology company, and SUGEN, a biopharmaceutical company. She has also served in financial management roles in software companies. Ms. Gray-Smith also spent nine years with the international accounting firm of Arthur Young & Company (predecessor to Ernst & Young LLP). Ms. Gray-Smith holds a B.A. from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

        Karl R. Beutner, M.D., Ph.D., has served as our Senior Vice President, Chief Medical Officer since April 2005. From 2001 through 2005, Dr. Beutner was Vice President and Chief Medical Officer of Dow Pharmaceutical Sciences, an international clinical research organization and development company specializing in topical formulations and product development. Dr. Beutner was the founder of Solano Clinical Research, a clinical research company, primarily in dermatology and related areas, which merged with Dow Pharmaceutical Sciences in 2001. Dr. Beutner received his B.S. from St. Mary's College of California, and an M.A. and Ph.D. in microbiology and immunology and an M.D. from the State University of New York at Buffalo. Dr. Beutner is a board certified dermatologist and an Associate Clinical Professor of Dermatology at the University of California, San Francisco.

        Kirk R. Maples, Ph.D., has served as our Senior Vice President, Program Management since August 2002. From December 2001 to August 2002, Dr. Maples worked with Anacor as part of his responsibilities as a consultant to the Defense Advanced Research Projects Agency, or DARPA. Prior to joining DARPA as a consultant in 2001, Dr. Maples was Senior Vice President, Research of Centaur Pharmaceuticals, a pharmaceutical research and development company, where he served in senior management positions with research oversight since 1993. Dr. Maples received a B.S. from the University of Missouri at Kansas City and a Ph.D. in inorganic chemistry from Duke University. He was a Clinical Assistant Professor at the University of New Mexico College of Pharmacy from 1991 to 1993.

        Jacob J. Plattner, Ph.D., has served as our Senior Vice President, Research since February 2004. From 1998 to 2004, Dr. Plattner was Vice President of Small Molecule Discovery Research at Chiron, a biopharmaceutical company. Prior to joining Chiron, Dr. Plattner held managerial and research positions in chemistry and pharmaceutical research with Abbott Laboratories, a pharmaceutical company, from 1977 to 1998. Dr. Plattner received a B.S. from the University of Illinois and a Ph.D. in organic chemistry from the University of California, Berkeley.

Key Employees

        Paulette A. Dillon has served as our Senior Vice President, Chief Business Officer since May 2007. From June 2006 to December 2006, Ms. Dillon served as the Senior Vice President and Chief Business Officer of Avidia, a biotechnology company, which was acquired by Amgen in September 2006. Prior to Avidia, Ms. Dillon was the Chief Business Officer at the Celera Genomics Group, a biotechnology company, from March 2004 to June 2006. She also has held the position of Vice President of Market and Business Development at Exelixis Pharmaceuticals from September 2003 to March 2004, Vice President, Commercial Development at Xenogen Corporation, a biotechnology company, from November 2000 to April 2003, Vice President of Strategic Marketing and Business Development at Roche's Inflammatory Diseases Drug Discovery and Development Unit and sales and marketing positions at Syntex Labs, a pharmaceutical company, from 1986 to 2000. Ms. Dillon graduated from the University of California, Los Angeles with a B.S.

        Irwin A. Heyman, Ph.D., has served as our Vice President, Toxicology since January 2006. From September 2003 to December 2005, Dr. Heyman was Executive Vice President, Drug Development, for KineMed, a pharmaceutical research and development company. From April 2001 to August 2003, Dr. Heyman served as the Chief Operating Officer of Biophiltre, a medical device company. From 1997 to 2001, he served as the Senior Vice President, Product Development for Pherin Pharmaceuticals. From 1985 to 1995, he held various positions of increasing responsibility with Syntex Corporation, a specialty pharmaceutical company, including Vice President, Institute of Pathology, Toxicology and Drug Metabolism, Vice President, Drug Evaluation, and Vice President, Preclinical Product Safety and Development. Prior to Syntex, Dr. Heyman also held various positions of increasing responsibility at

Abbott Laboratories, a pharmaceutical company, including Director of Toxicology. Dr. Heyman received a B.S. from the University of Maryland, School of Pharmacy and a Ph.D. in pharmacology from the University of Maryland, School of Medicine.

Board of Directors

        Mark Leschly, our Chairman, has served as a member of our board since 2002. Since July 1999, Mr. Leschly has been a managing partner with Rho Capital Partners, an investment and venture capital management company. Previously, Mr. Leschly was an Associate and then a General Partner of HealthCare Ventures, a venture capital management company, from 1994 through 1999. Mr. Leschly received an A.B. from Harvard University and an M.B.A. from Stanford Graduate School of Business. In addition to being a director of Verenium Corporation, NitroMed, Inc., Senomyx Inc. and Tercica, Inc., Mr. Leschly is on the board of a number of private companies.

        Stephen J. Benkovic, Ph.D., one of our co-founders, has served as a member of our board since its inception in 2000. He is also the co-chair of our scientific advisory board. Dr. Benkovic is the Evan Pugh Professor and Eberly Chair in Chemistry at the Pennsylvania State University. He received a B.S. and an A.B. from Lehigh University and a Ph.D. in organic chemistry from Cornell University. He became Full Professor at Pennsylvania State University in 1970, Evan Pugh Professor of Chemistry in 1977, and University Professor, Eberly Chair in Chemistry, in 1986. Dr. Benkovic has received a number of awards and fellowships including the Alfred P. Sloan Fellowship, NIH Career Development Award, Guggenheim Fellowship, Pfizer Award in Enzyme Chemistry, Arthur C. Cope Scholar Award, Gowland Hopkins Award, Alfred Bader Award and Repligen Award for Chemistry of Biological Processes. He is a member of the American Academy of Arts and Sciences, the National Academy of Science, the Institute of Medicine and the American Philosophical Society.

        Paul B. Cleveland has served as a member of our board since September 2007. Since January 2006, Mr. Cleveland has served as the Executive Vice President, Corporate Development and Chief Financial Officer at Affymax, Inc., a biotechnology company. From April 2004 to December 2005, Mr. Cleveland served as a managing director at Integrated Finance, Ltd., an investment bank. From September 1996 to April 2003, Mr. Cleveland served as a managing director at J.P. Morgan Chase and Co. (and a predecessor firm, Hambrecht & Quist), an investment bank. From January 1993 to September 1996, Mr. Cleveland was a partner at Cooley Godward LLP, a law firm. From December 1988 to December 1992, he was a corporate attorney at Sidley Austin LLP, a law firm, and from September 1981 to November 1988, he was a corporate attorney at Davis Polk & Wardwell, a law firm. Mr. Cleveland received a J.D. from Northwestern University School of Law and an A.B. from Washington University in St. Louis.

        Anders D. Hove, M.D., has served as a member of our board since 2005. Dr. Hove is a general partner of Venrock Associates, a venture capital firm, which he joined in January 2004. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he also served as Chief Executive Officer of Bellevue Asset Management, an investment company. Dr. Hove is a member of the board of directors of Trubion Pharmaceuticals and a number of private companies. He received an M.Sc. from the Technical University of Denmark, an M.D. from the University of Copenhagen and an M.B.A. from the Institut Européen d'Administration des Affaires, or INSEAD.

        Paul H. Klingenstein has served as a member of our board since 2002. He is the managing partner of Aberdare Ventures, a venture capital firm which he founded in 1999. He has been a venture capital investor for most of his professional career, beginning at Warburg Pincus, a private equity fund, in the early 1980's and joined Accel Partners, a venture capital fund, in 1986. Mr. Klingenstein is currently a director of several private companies. He received an A.B. from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

        Richard J. Markham has served as a member of our board since 2005. In November 2004, Mr. Markham joined Care Capital, a life sciences venture capital firm, as one of the firms' partners. From

May 2002 to August 2004, Mr. Markham was the vice chairman of the management board and Chief Operating Officer of Aventis SA, a pharmaceutical company. From December 1999 to May 2002, he was the Chief Executive Officer of Aventis Pharma AG, a pharmaceutical company. Previously he was the Chief Executive Officer of Hoechst Marion Roussel, a pharmaceutical company, the President and Chief Operating Officer of Marion Merrell Dow, a pharmaceutical company, and a member of its board of directors. From 1973 to 1993, Mr. Markham was associated with Merck & Co., a pharmaceutical company, culminating in his position as President and Chief Operating Officer. Mr. Markham is currently a director of Acura Pharmaceuticals. Mr. Markham received a B.S. in Pharmacy and Pharmacal Sciences from Purdue University.

        Lucy Shapiro, Ph.D., one of our co-founders, has served as a member of our board since our inception in 2000. She is also the co-chair of our scientific advisory board. Dr. Shapiro, the Virginia and D.K. Ludwig Professor of Cancer Research and Director of the Beckman Center in the School of Medicine at Stanford University, has been at Stanford University since 1989. Dr. Shapiro is a Fellow of the American Association for the Advancement of Sciences and has been elected to the National Academy of Sciences, the American Academy of Microbiology, the American Academy of Arts and Sciences and the Institute of Medicine of the National Academy of Sciences for her work in the fields of molecular biology and microbiology. She was elected to the American Philosophical Society and received the Selman Waksman Award from the National Academy of Sciences in 2005. She was a non-executive director of GlaxoSmithKline from 2001 to 2006. She received a B.S. from Brooklyn College and a Ph.D. in molecular biology from the Albert Einstein School of Medicine.

Board Composition

        Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, eight directors are authorized. In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Messrs. Markham and Perry and Dr. Hove, and their terms will expire at the annual meeting of stockholders to be held in 2008;

  •
  the Class II directors will be Messrs. Leschly and Klingenstein and Dr. Shapiro, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

  •
  the Class III directors will be Dr. Benkovic and Mr. Cleveland, and their terms will expire at the annual meeting of stockholders to be held in 2010.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consists of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at Anacor.

        There are no family relationships among any of our directors or executive officers.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

  Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee: evaluates the independent registered public accounting firm's qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; reviews and approves any material related-party transactions; and reviews the audit committee charter and the committee's performance from time to time. The current members of our audit committee are Messrs. Cleveland and Klingenstein and Dr. Hove. Mr. Cleveland is the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board has determined that Mr. Cleveland is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Global Market. Messrs. Cleveland and Klingenstein and Dr. Hove are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

  Compensation Committee

        Our compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review the committee's charter and the performance of the committee from time to time. The current members of our compensation committee are Dr. Hove and Messrs. Klingenstein, Leschly and Markham. Mr. Markham is the chair of the committee. Each of the members of the compensation committee is independent under the applicable rules and regulations of the SEC, the Nasdaq Global Market and the Internal Revenue Code of 1986, as amended, or the Code.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing, reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee will review the committee's charter and the performance of the committee from time to time. The current members of our nominating and corporate governance committee are Messrs. Leschly and Klingenstein and Dr. Shapiro. Mr. Klingenstein is the chair of the committee. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the Nasdaq Global Market.

        In making its determinations that each member of our audit, compensation and nominating and governance committees meet the applicable criteria for director independence, our board of directors considered relationships other than those subject to disclosure as a transaction with related persons under Item 404(a) of Regulation S-K promulgated under the 1934 Security Exchange Act, as amended, including business and social relationships between directors and members of management that may impact a particular director's independence.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the past three years been one of our officers or employees. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

        We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors. The code of business conduct and ethics will be available on our website prior to the completion of this offering at www.anacor.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

        Under our director compensation policy, following completion of this offering, directors will receive annual cash retainers as follows:

  •
  $25,000 for each non-employee director;

  •
  an additional $25,000 for the chairman of the board;

  •
  an additional $10,000 per year for the chair of the audit committee;

  •
  an additional $5,000 per year for the chairs of the compensation and nominating and governance committees;

  •
  $2,000 for each board meeting attended in person and $1,000 for each board meeting attended by telephone; and

  •
  $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by telephone.

        Following completion of this offering, each new non-employee director, will receive an initial grant of an option to purchase             shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Such initial option grant will vest in a series of three equal annual installments measured from the date of the grant. Additionally, each non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option on such date to purchase             shares of our common stock (             shares if the individual is chairman of our board) if the individual has served on our board for 6 months or longer as of such date, or             shares of our common stock (             shares if the individual is chairman of our board) if the individual has served on our board for less than 6 months as of such date, in each case, with an exercise price equal to the fair market value of our common stock value on the date of grant. The shares subject to each such annual award vest in a series of 12 equal monthly installments measured from the date of grant.

  Directors

        The following table sets forth information regarding fees paid to our non-employee directors for their board service during 2006. While we have been a privately-held issuer we have not compensated our venture capital directors for their board service. We have compensated our other non-employee directors for their board service as set forth below.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Mark Leschly(1)	—	—
Stephen J. Benkovic, Ph.D.(2)(3)(5)	40,000	40,000
Anders D. Hove, M.D.(1)	—	—
Paul H. Klingenstein(1)	—	—
Richard J. Markham(1)	—	—
Martin Rosenberg, Ph.D.(2)(4)(5)	12,500	12,500
Lucy Shapiro, Ph.D.(2)(3)(5)	37,500	37,500

(1)
Messrs. Leschly, Klingenstein and Markham and Dr. Hove were initially designated for election to the Board in connection with the sale by the Company of preferred stock to venture capital funds with which they are associated as further described in the "Certain Relationships and Related Party Transactions—Convertible Preferred Stock Issuances" section of this prospectus. Upon the closing of this offering, each such director will be compensated in accordance with the non-employee director compensation policy discussed above.

(2)
In addition to the amounts shown above, Dr. Benkovic and Dr. Shapiro each received $25,000 in fees during 2006 for their service as co-chairs of our scientific advisory board. Dr. Rosenberg received $6,500 in fees during 2006 for service on our scientific advisory board.

(3)
As of December 31, 2006, Drs. Benkovic and Shapiro held options for the purchase of 22,917 and 48,125 shares of our common stock, respectively.

(4)
Dr. Rosenberg resigned from our board in August 2007.

(5)
During 2006 and prior to the closing of this offering, we compensated Drs. Benkovic and Shapiro at the rate of $5,000 for each board meeting they attended in person and $2,500 per telephonic meeting they attended. Beginning in 2002, Dr. Rosenberg was compensated with an annual retainer of $10,000. Prior to the end of 2006, Dr. Rosenberg's compensation for his board service was adjusted to provide the same compensation as for Dr. Benkovic and Dr. Shapiro. Upon the closing of this offering, Drs. Benkovic and Shapiro will be compensated in accordance with the non-employee director compensation policy discussed above.

        There were no options granted to non-employee directors in 2006.

        Mr. Cleveland was elected to our board of directors in September 2007. Upon his election, his annual retainer was set at $25,000 with an additional $10,000 per year for his service as chair of our audit committee, consistent with the post-offering non-employee director compensation described above. He was also granted a stock option for 75,000 shares of common stock at an exercise price of $4.25 per share that will vest in three equal annual installments from the date of grant.

  Agreements with Directors

        We entered into a consulting agreement with Dr. Benkovic, pursuant to which he is advising our research staff on development strategies for one year commencing April 1, 2007. Under the terms of the agreement, Dr. Benkovic will receive up to $100,000, payable at the rate of $25,000 per quarter, and was granted a stock option for 60,000 shares of our common stock, which was granted at an exercise price of $2.55.

        We entered into change of control agreements with each of Dr. Benkovic and Dr. Shapiro in October 2006, which provide that in the event of a change of control, all unvested stock options and restricted stock then held by each director will accelerate and vest as of the date immediately prior to the effective date of the change of control. We entered into these agreements with Drs. Benkovic and Shapiro in recognition of their unique role with us as our founders and co-chairs of our scientific advisory board. Our board of directors concluded that the change of control provisions served as appropriate incentives to encourage their further contribution and ongoing advice.

COMPENSATION DISCUSSION AND ANALYSIS

        We have adopted a performance-based compensation strategy that is intended to focus our executive officers on the achievement of near-term corporate targets as well as long-term business objectives and strategies. The compensation committee of our board of directors is responsible for evaluating and administering our compensation programs and practices to ensure that they properly incentivize our work force and appropriately drive corporate performance while remaining competitive with comparable life sciences companies competing in our labor market. Our compensation committee reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation.

  Objectives of our Executive Compensation Programs

        Our compensation programs for our named executive officers are designed to achieve the following objectives:

  •
  attract, engage and retain exceptionally talented and highly experienced executive officers in the competitive and dynamic life sciences industry;

  •
  motivate and reward executive officers whose knowledge, skills and performance contribute to our success;

  •
  encourage and inspire our executive officers to achieve key corporate strategic objectives by linking incentive award opportunities to the achievement of individual and company-wide short- and long-term goals; and

  •
  align the interests of our executives and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases.

  Our Executive Compensation Programs

        The components of our executive compensation program consist primarily of base salary, quarterly and annual cash incentive bonuses, severance compensation, equity awards and broad-based benefits programs. We use an array of short-term compensation components (such as base salaries and cash incentive bonuses) and long-term compensation components (such as equity incentive compensation) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of short- and long-term corporate objectives. Our compensation committee uses its judgment and experience along with the recommendations of the Chief Executive Officer (except in connection with his own compensation) to determine the appropriate mix of long-term and short-term compensation elements for each executive officer. Our compensation committee analyzes each of the primary elements of our compensation program to ensure that our executive officers' overall compensation is competitive with executive officers with similar positions at comparable life sciences companies in our labor market. Additionally, upon the recommendation of our compensation committee, our board of directors also approves specific performance objectives and metrics applicable to performance-based compensation for our executive officers. Consistent with the objectives of our compensation program, the compensation committee applies the elements of our compensation program to position compensation to our named executive officers as a group competitively with respect to comparable life sciences companies while individualizing compensation elements for each officer in light of their respective performance, responsibilities, experience in their position, and their potential contributions to our future growth. Accordingly, we have in the past and may in the future reward our Chief Executive Officer or other executive officers with compensation awards that may be significantly different from other executive officers.

        Our compensation committee has adopted a pay-for-performance compensation philosophy and works within the general framework of this philosophy to determine each component of an executive officer's compensation package based on numerous factors, including:

  •
  performance, including achievement of objectives, and other expectations for the position and the individual;

  •
  the individual's particular background and relevant expertise, including training and prior relevant work experience;

  •
  the individual's role with us and the compensation paid to similar officers at our peer group companies, as well as other compensation data that we review;

  •
  the demand and competition for the position in the marketplace;

  •
  comparison to other executive officers within our company having similar levels of expertise and experience; and

  •
  the recommendations of our Chief Executive Officer (except in connection with his own compensation).

        Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives.

        On an annual basis our compensation committee meets to review the performance of our Chief Executive Officer and our other executive officers. At these meetings, the compensation committee typically invites our Chief Executive Officer to participate in the discussion (excluding the Chief Executive Officer when the discussion pertains to the Chief Executive Officer) and the compensation committee seeks our Chief Executive Officer's input on progress against specific company-wide and individual performance objectives and input on our executive officers. In addition, periodically throughout the year, our compensation committee meets to review and decide compensation matters. At our board meetings, the compensation committee reports its findings and decisions. From time to time the compensation committee seeks additional input from the other non-employee directors who are not on the compensation committee. In addition, on occasion, rather than making a final decision, the compensation committee has made a recommendation to the full Board for final approval (excluding the Chief Executive Officer if it pertains to the Chief Executive Officer's compensation). For example, in August 2007, the compensation committee recommended to the full Board (excluding the Chief Executive Officer), and the Board approved, an increase to the Chief Executive Officer's and the Chief Financial Officer's base annual salaries. Normally such decision would be made and is expected to be made in the future by the compensation committee, but in this case because the adjustment occurred outside of our established review schedule due to peer group information discussed further below, the compensation committee felt it was important for the full Board to discuss and decide.

        Our compensation committee generally has utilized publicly available compensation data and subscription compensation survey data for national and regional companies similar in size and scope to us in the biopharmaceutical industry to aid in formulating recommendations and developing our compensation policies and programs. From time to time the compensation committee has also engaged outside consultants to assist us in evaluating and establishing the components of our executive compensation program. In 2006 and in February 2007, in determining the compensation arrangements for our Chief Executive Officer and other executive officers, the compensation committee relied principally on industry data as well as on their own experience as investors and board members in similarly situated life sciences companies. In addition, the compensation committee sought the input of the Chief Executive Officer, reviewed and compared the relative salaries of our executive officers and also considered the amount of equity each executive then held, including each executive officer's vesting schedules.

        In June 2007, our compensation committee engaged the services of Remedy Consulting to review our executive compensation program in anticipation of our initial public offering. Remedy Consulting assisted the compensation committee in gathering information regarding peer companies as well as in considering different compensation programs. Our compensation committee reviewed compensation practices and policies at a peer group of companies, consisting of: Affymax, Alexza Pharmaceuticals, Alnylam Pharmaceuticals, Altus Pharmaceuticals, Anesiva, Cadence Pharmaceuticals, Coley Pharmaceutical Group, CombinatoRx, Cytokinetics, Genitope, Jazz Pharmaceuticals, Momenta Pharmaceuticals, NeurogesX, Novacea, Renovis, Sunesis Pharmaceuticals, Synta Pharmaceuticals, Tercica, Threshold Pharmaceuticals, Trubion Pharmaceuticals and XenoPort. We believe that the compensation practices of this group will provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. Based on its compensation review with Remedy Consulting in August 2007, the compensation committee has targeted total compensation, taking into account base salary, annual cash bonuses and equity-based incentive awards, at between the 50th and 75th percentile of peer companies going forward. We believe that total compensation at this level is necessary to achieve the objectives of our executive compensation program, including attracting, engaging and retaining talented and highly experienced executive officers in the competitive life sciences industry. As appropriate, we may combine the components of our executive compensation program in different ways in order to meet our targeted benchmark. For instance, in some cases where the executive's base salary and other compensation is judged by the compensation committee to be lower than the identified targets, rather than simply increase the base salary, the compensation committee may conclude that a more appropriate incentive is to balance the cash position with a larger equity award or bonus target.

  Annual Cash Compensation

  Base Salary

        Base salaries are set at levels that are intended to be competitive with similar positions at our peer group companies. The base salaries of all executive officers are reviewed annually and adjusted to reflect individual roles, performance and competitive compensation levels. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer's responsibilities justifies such consideration or, in limited circumstances, to maintain salary equity within our competitive environment. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that competitive base salaries can retain, motivate and reward executive officers for their overall performance. Accordingly, after reviewing the peer group data with Remedy Consulting and considering the performance of certain executive officers to date, in August 2007 the compensation committee recommended to our board of directors that it was appropriate to raise the base salaries of our Chief Executive Officer and Chief Financial Officer to $350,000 and $290,000, respectively. The compensation committee further concluded that after our initial public offering, the compensation committee would further increase the base compensation of the Chief Executive Officer to a level more consistent with a Chief Executive Officer of a public company in the peer group. The compensation committee has not determined what that Chief Executive Officer's base compensation will be following our initial public offering. No changes were made to the other executive officers' base salaries because the compensation committee concluded that the base salaries of the other executive officers were at a level that the compensation committee believed to be competitive. The compensation committee will review base salaries and 2007 performance in setting 2008 compensation.

  Cash Incentive Bonuses

        Our annual compensation program includes a cash incentive bonus plan with pre-defined target payouts as a percentage of salary based on achievement of company and individual objectives. Our bonus plan is designed to drive stockholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide performance measures we believe are most important to the success of our company as well as to individual performance. An executive officer's bonus payment is based on the achievement of both corporate and/or individual objectives, which may include, for example, research, development and operational targets. The relative weight of each objective in determining the total bonus is approved each year by the compensation committee and may also be approved by our board of directors. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. Our board of directors and our compensation committee approve corporate and individual executive objectives at what they believe are aggressive levels so as to require substantial effort and commitment by our executive officers to attain the targets, with such efforts significantly contributing to increased stockholder value. Our compensation committee retains the discretion to adjust the amount of the cash bonuses paid and may also, in its discretion, award bonuses to executive officers based upon such other terms and conditions as they may determine are appropriate. In 2006, the compensation committee set the target amount for the performance-based cash bonus for our Chief Executive Officer, Mr. Perry, at 50% of his base salary, not to exceed $125,000, and the target amount for our other named executive officers at 20% of their base salaries. The compensation committee established the target amounts consistent with our employment agreements with the named executive officers.

        During 2006 our compensation committee in conjunction with the nonemployee directors determined that the annual cash bonus for Mr. Perry would be based entirely on the achievement of corporate objectives. The compensation committee approved a set of corporate objectives recommended by Mr. Perry including milestones for the development of our product candidates, the discovery of compounds for certain target indications, progress in establishing appropriate corporate partnerships and achievement of certain budgetary and financial targets. The budgetary and financial targets included operating within ten percent of the Company's board-approved budget and completion of equity or debt financings or corporate partnerships to raise a targeted amount of funds. The compensation committee assigned weights ranging from 5% to 20% for the achievement of each objective. The primary factor in establishing the weights was their level of importance to our business plan, with the expectation that a majority of the goals were achievable with appropriate and diligent effort under the leadership of Mr. Perry and our executive team but that achievement of all objectives would represent extraordinary performance on their part.

        In February 2007, the compensation committee evaluated the achievement of the corporate performance goals with Mr. Perry and determined that the overall achievement level was 90%. The compensation committee did not exercise its discretion to change Mr. Perry's 2006 annual bonus and his award for 2006 was accordingly set at $112,500, or 90% of his maximum amount.

        Our 2006 cash incentive bonus program for our other named executive officers at the senior vice president-level was based 50% upon the achievement of corporate goals and 50% upon the achievement of individual goals. The individual goals were set at the beginning of each quarter by our Chief Executive Officer. Individual goals were tailored to each executive's personal action plan based upon achievement of departmental objectives relating to, among other things, research and development accomplishments, establishing corporate infrastructure and achieving budgetary targets. Following each quarter, Mr. Perry determined the level of individual achievement for the quarter. Cash bonuses were paid out accordingly each quarter to each named executive officer.

        The other 50% of the named executive officers' 2006 cash incentive bonuses were based upon achievement of the same corporate objectives as those established for Mr. Perry and the compensation committee's decision with respect to achievement of the 2006 corporate objectives at 90% was applicable to all named executive officer bonuses. The compensation committee did not exercise its discretion to increase or decrease the bonus amounts for any of the named executive officers' 2006 cash incentive bonuses.

        In February 2007, the compensation committee structured the 2007 cash incentive bonus identically to the 2006 program. The types of corporate objectives for the 2007 program are similar to those for the 2006 cash incentive bonus program. Additionally, the compensation committee established corporate goals for the first half of the year in February 2007 and goals for the second half in July 2007. Target amounts are identical to those set for the 2006 program except that the maximum for Mr. Perry's annual cash incentive for 2007 was increased to $140,000 in connection with the compensation committee's decision in March 2007 to increase Mr. Perry's annual base salary to $285,000.

        We believe that the division of our cash incentive bonus program into corporate and individual components with annual and quarterly review cycles enables us to provide appropriate incentives for the achievement of milestones critical to our business plan while providing our Chief Executive Officer the flexibility to monitor and adjust individual performance metrics appropriately to account for new developments during the year.

        Following this offering the compensation committee will review our executive bonus program and intends to adjust it to what the compensation committee's determination of what is appropriate and consistent with the peer group.

  Equity Incentive Compensation

        We believe that our long-term performance is best facilitated through a culture of executive ownership that aligns the executive officers' interests with the interests of our stockholders. To encourage this ownership culture, we typically make an initial grant of stock options to new employees and have made awards of additional stock options from time to time. Our compensation committee is authorized to make option grants to all our employees including our executive officers. These grants have an exercise price that is at least equal to the fair market value of our common stock on the grant date. Stock option grants are typically subject to a four year vesting schedule with 25% of the grant vesting on the first anniversary of the grant date and then monthly thereafter for the next three years. The size of the stock option award is determined based on the executive officer's position with us and takes into account the executive officer's performance, as well as base salary and other compensation. The compensation committee also considers an analysis of the grant and compensation practices of our peer group companies. The stock option awards are intended to provide the executive officer with an incentive to build value in the organization over an extended period of time. For example, in 2006 we granted a stock option to purchase 80,000 shares to our Senior Vice President of Program Management, Kirk Maples. This grant was made in connection with Dr. Maples' promotion to Senior Vice President from vice president. The compensation committee's decision as to the number of option shares granted included a consideration of his overall performance combined with a review of his equity holdings and judgment as to the appropriate amount of equity needed to properly incentivize him going forward, as well as a review of how his equity ownership compared to our other executives. Based on a consideration of these same factors, the compensation committee concluded that we did not need to make additional stock option grants to other named executive officers during 2006.

        In conjunction with its August 2007 review of our executive compensation program in anticipation of our initial public offering, the compensation committee determined to include annual performance-based option grants as part of our overall compensation program. The annual option grants will be based on a combination of considerations, including the executive officer's prior year performance, the importance of the executive officer to achievement of the Company's upcoming objectives, the input of the Chief Executive Officer (other than in his own case), the amount of equity the executive officer has (including how much of the equity is vested) and the objective that total compensation rank between the 50th and 75th percentile of our peer group. The compensation committee may again retain the services of a consultant to evaluate these matters and to consider alternative approaches.

        Our compensation committee has in the past granted awards of restricted stock to certain executive officers. In the future, we may determine that awards of restricted stock are an appropriate vehicle to reward and incentivize our executive officers and further align our executive officers' interests with our shareholders.

  Severance Compensation

        In connection with certain terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements and offer letters. We have also approved change of control and severance agreements for each of our executive officers that will provide alternative severance payments and benefits in the event the executive officer is terminated without cause or resigns with good reason from 90 days prior to 12 months following certain transactions. The agreements also provide alternative severance payments and benefits in the event that the executive officer is terminated without cause or with good reason in the absence of such transactions. Unlike severance payments and benefits in connection with a change of control, these alternative severance payments and benefits in the absence of such transactions do not provide for acceleration of stock option vesting and the period of severance payments and COBRA benefits is shorter. We entered into these agreements to retain and motivate our executive officers and minimize management distraction created by uncertain job security surrounding potential beneficial transactions. The compensation committee approved different durations of severance benefits for different levels of our senior management after reviewing the peer group data and in light of the compensation committee members' experience with compensation differentials between levels of senior management. These severance benefits are described more fully in "Management—Employment, Change of Control and Severance Agreements." In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives often face challenges securing new employment following termination. The severance payments and benefits are typically composed of cash payments and continued health care coverage for a limited period of time.

  Other Compensation

        All of our executive officers are eligible to participate in benefit plans and arrangements offered to employees generally, including health, dental, life, disability and 401(k) plans. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers. We also pay rent and telephone service costs for the local residence of our Chief Medical Officer to enable him to work on-site because his permanent residence is located approximately 75 miles away from our offices. Our compensation committee in its discretion may revise, amend or add to any executive officer's benefits and perquisites as it deems advisable. We do not believe it is necessary for the attraction or retention of management talent to provide our executive officers with a substantial amount of compensation in the form of perquisites.

  Tax Considerations

        Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

        The following table summarizes the compensation that we paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers during 2006. We refer to these officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards(1) ($)	All Other Compensation ($)		Total ($)
David P. Perry President and Chief Executive Officer	2006	250,108	(2)	112,500	51,861	—		414,469
Lucy O. Day Vice President of Finance(3)	2006	81,118		15,217	2,057	—		98,392
Karl R. Beutner Senior Vice President, Chief Medical Officer	2006	290,955		51,559	13,427	27,258	(4)	383,199
Kirk R. Maples Senior Vice President, Program Management	2006	237,158		42,750	9,312	—		289,220
Jacob J. Plattner Senior Vice President, Research	2006	300,977		53,700	12,116	—		366,793

(1)
The amounts included in the "Option Awards" column represent the compensation cost that was recognized by us in 2006 related to options that vested during 2006 determined in accordance with SFAS No. 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our financial statements included in this prospectus.

(2)
Mr. Perry's current annualized base salary is $350,000. Our compensation committee will review Mr. Perry's base salary and intends to increase his base salary after completion of this offering.

(3)
Ms. Day served on a part-time basis as our Principal Financial Officer during 2006 and until the appointment of our current Chief Financial Officer, Christine Gray-Smith, in June 2007. Ms. Gray-Smith's annualized base salary was increased from $285,000 to $290,000 by our compensation committee in August 2007. Ms. Gray-Smith is also entitled to receive a signing bonus of $30,000 as further described in the "Employment, Change of Control and Severance Agreements" section of this prospectus.

(4)
Amount shown consists of rent and telephone services for the apartment used by Dr. Beutner as his local residence.

Grants of Plan-Based Awards Table

        All options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors to be equal to the fair market value of our common stock on the date of the grant. All options were granted under our 2001 Equity Incentive Plan, as amended, as described below in the section entitled "Employee Benefit and Stock Plans—2001 Equity Incentive Plan."

        The following table shows information regarding grants of equity awards during 2006 to each of our named executive officers.

Name	Grant Date	All Other Option Awards; Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(2)
David P. Perry	—	—	—	—
Lucy O. Day	—	—	—	—
Karl R. Beutner	—	—	—	—
Kirk R. Maples	1/16/2006	80,000	0.12	6,560
Jacob J. Plattner	—	—	—	—

(1)
The options have a four-year vesting period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the vesting commencement date and the remainder of the shares vesting ratably monthly thereafter for the next three years until all shares are vested.

(2)
The amounts set forth in the "Grant Date Fair Value of Option Awards" column is the full grant date fair value of the awards determined in accordance with SFAS No. 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our financial statements included in this prospectus.

Outstanding Equity Awards at Year-End

        The following table shows stock options outstanding on December 31, 2006 held by each of our named executive officers.

	Options Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David P. Perry	9/16/2002 8/26/2005	(2)	72,979 535,275	72,978 892,125	0.07 0.12	9/15/2012 8/25/2015
Lucy O. Day	6/3/2005		4,688	46,875	0.12	6/2/2015
Karl R. Beutner	6/3/2005		52,085	303,125	0.12	6/2/2015
Kirk R. Maples	9/3/2002 6/3/2005 1/16/2006		125,100 103,125 26,666	— 171,875 53,333	0.07 0.12 0.12	9/2/2012 6/2/2015 1/15/2016
Jacob J. Plattner	3/24/2004 6/3/2005		123,958 121,125	51,041 201,875	0.12 0.12	3/23/2014 6/2/2015

(1)
Unless otherwise indicated, the options have a four-year vesting period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the vesting commencement date, and the remainder of the shares vesting ratably monthly thereafter for the next three years until all shares are vested.

(2)
This option vested at the rate of 10,425 shares per month and became fully vested in July 2007.

Option Exercises and Stock Vested Table

        The following table shows information regarding the exercise of stock options by our named executive officers during 2006. The value realized on exercise reflects the difference between the exercise price per share of the exercised options and the fair market value of our common stock as of the date of exercise as determined in good faith by our board of directors multiplied by the number of shares acquired upon excercise.

	Options awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)
David P. Perry	365,866	18,293
Lucy O. Day	33,599	9,243
Karl R. Beutner	144,790	0
Kirk R. Maples	—	—
Jacob J. Plattner	—	—

Pension Benefits

        We do not maintain any pension benefit plans.

Nonqualified Deferred Compensation

        We do not maintain any nonqualified deferred compensation plans.

Employment, Change of Control and Severance Agreements

        Employment letter agreements.    In connection with the commencement of their employment, each of our named executive officers has received an employment letter setting forth the terms and conditions of his or her employment. Each employment letter establishes an initial annual base salary and provides that each executive officer shall be eligible for an annual performance bonus. The annual bonus is payable based solely on the achievement of corporate and individual performance goals and objectives set annually by the board of directors. Each executive officer was also awarded a stock option upon or shortly after his or her commencement of employment. Each executive officer's employment is at-will.

        Change of control and severance agreements.    In August 2007, upon the recommendation of our compensation committee, the independent members of our board of directors approved change of control and severance agreements for our executive officers.

        The agreements will provide that in the event that an executive officer is terminated without cause or terminates his or her employment for good reason from 90 days prior to 12 months following the closing of a change of control, each executive officer will be entitled to (i) continuation of the executive officer's then-current base salary for a specified period following termination, (ii) full vesting upon termination of all outstanding equity awards and (iii) payment or reimbursement of COBRA benefits for a specified period following termination. The duration of the salary continuation and COBRA benefits will be 15 months following termination for our Chief Executive Officer, 12 months for our senior vice presidents and 9 months for our vice presidents. Eligibility for these change of control benefits is contingent upon execution of a general release by the executive officer upon his or her termination.

        The agreements will also provide for severance benefits in the event that an executive officer is terminated without cause or terminates his or her employment for good reason absent a change of control. These severance benefits in the absence of a change of control are the same as those described in the above paragraph except there is no acceleration of equity award vesting and the duration of the salary continuation and COBRA benefits will be 12 months following termination for our Chief Executive

Officer, 9 months for senior vice presidents and 6 months for vice presidents. These severance benefits absent a change of control will not become effective until the closing of this offering.

        For purposes of the change of control and severance agreements, "Cause" means, as determined by our board of directors acting in good faith and based on information then known to it: (i) gross negligence or willful misconduct in the performance of duties to us where such gross negligence or willful misconduct has resulted or is likely to result in substantial and material damage to us; (ii) a material failure to comply with our written policies; (iii) repeated unexplained or unjustified absence; (iv) conviction of a felony or a crime involving moral turpitude causing material harm to our standing and reputation; or (v) unauthorized use or disclosure of any of our proprietary information or trade secrets or those of any other party to whom the executive officer owes an obligation of non-disclosure as a result of his or her relationship with us, which use or disclosure causes material harm to us.

        For purposes of the change of control and severance agreements, "Good Reason" for an executive officer's resignation of employment will exist following the occurrence of any of the following without the executive officer's consent: (i) a material reduction or change in job duties, responsibilities and authorities inconsistent with the executive officer's position with us and prior duties, responsibilities and authorities; (ii) a reduction of executive officer's then current base salary by more than a specified percentage or (iii) a relocation of the principal place for performance of the executive officer's duties to a location more than a specified distance from our then current location; subject to certain advance notification requirements.

        The agreements do not provide for severance benefits to the executive officer or his or her survivors in the event of death or disability.

        In addition to the foregoing terms of employment and benefits, our agreements with the following executive officers contain the following additional terms:

        David P. Perry.    We entered into an at-will employment letter agreement dated November 21, 2002, and amended August 30, 2005 with Mr. Perry providing for his employment as our Chief Executive Officer. The employment letter agreement provides that Mr. Perry shall be eligible for an annual performance bonus, of up to 50% of his base salary. The annual bonus is payable based solely on the attainment of objectives to be determined annually by our board of directors. Prior to the completion of this offering, Mr. Perry will enter into the change of control and severance agreement described above.

        Christine E. Gray-Smith.    We entered into an at-will employment letter agreement dated June 18, 2007, with Ms. Gray-Smith providing for her employment as our Senior Vice President and Chief Financial Officer. Prior to the completion of this offering, Ms. Gray-Smith will enter into the change of control and severance agreement described above, which will supercede the provisions of Ms. Gray-Smith's employment letter except as described below. Payments made to Ms. Gray-Smith in connection with a change of control or severance shall be payable in a lump sum payment. Additionally, if Ms. Gray-Smith is terminated without cause prior to the first anniversary of her start date, vesting in the stock option granted to her at the start of her employment would accelerate on the date of termination with respect to 1/48 of the number of option shares for each month since her start date. Ms. Gray-Smith is also entitled to receive a signing bonus of $30,000 on the earlier of our first regular payroll date in January 2008, a change of control and the date of termination of her employment. In the event she is terminated other than for cause or if she resigns for good reason within one year after her start date she will be entitled to a pro rata portion of the signing bonus.

  Estimated Severance and Change in Control Benefits

        The following charts present the approximate amount of the benefits that each of our named executive officers would have been entitled to had his or her employment terminated under the circumstances described in the preceding paragraphs on December 31, 2006 based on the agreements our board of directors approved in August 2007.

        Severance benefits.    The following chart presents our estimate of the amount of the dollar value of the benefits to which each of the named executive officers would have been entitled had his or her employment terminated under the circumstances described above without cause or for good reason (other than in connection with a change in control) on December 31, 2006:

	Termination by the Company Without Cause or Involuntary Termination for Good Reason
Name	Salary Continuation ($)(1)	Continuation of COBRA ($)
David P. Perry	275,000	5,987
Lucy O. Day	40,545	8,982
Karl R. Beutner	233,333	6,582
Kirk R. Maples	168,750	7,514
Jacob J. Plattner	225,000	5,023

(1)
Amounts in this column are based upon salary in effect as of December 31, 2006.

        Change of control benefits.    The following chart presents our estimate of the dollar value of the amount of the benefits to which each of the named executive officers would have been entitled had benefits for termination in connection with a change in control been triggered on December 31, 2006:

	Change of Control(1)
Name	Salary Continuation ($)(2)	Continuation of COBRA ($)	Equity Acceleration ($)(3)
David P. Perry	343,750	7,484	1,534,514
Lucy O. Day	60,818	13,473	72,188
Karl R. Beutner	311,111	8,777	466,813
Kirk R. Maples	225,000	10,019	346,820
Jacob J. Plattner	300,000	6,697	389,491

(1)
As described above, these severance amounts are generally payable if the executive officer's employment is terminated without cause in connection with a change in control or the executive officer's employment is terminated for good reason from 90 days prior to 12 months following a change of control.

(2)
Amounts in this column are based upon salary in effect as of December 31, 2006.

(3)
These columns report the intrinsic value of the unvested portions of each executive officer's awards that would accelerate. For options, this value is calculated by multiplying (a) the amount by which the fair market value of our common stock as of December 31, 2006, as determined in good faith by our board of directors, exceeds the exercise price of the option by (b) the number of shares subject to the accelerated portion of the option.

Proprietary Information and Inventions Agreement

        Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2001 Equity Incentive Plan

        General.    Our board of directors and our stockholders adopted our 2001 Equity Incentive Plan, or the 2001 Plan, in December 2001. Our board of directors has determined not to grant any additional awards under the 2001 Plan after the completion of this offering. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2001 Plan.

        Share reserve.    A total of 8,844,441 shares of our common stock was authorized for issuance under the 2001 Plan. As of June 30, 2007, options to purchase a total of 4,676,003 shares of our common stock were issued and outstanding, a total of 2,047,582 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 2001 Plan and 2,009,462 shares remained available for future grant as of June 30, 2007.

        Stock options and stock purchase rights.    Our 2001 Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Code, may be granted only to our employees. Our board of directors administers the 2001 Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 2001 Plan.

        Our 2001 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

        Change in control.    Our 2001 Plan provides that in the event of our merger with or into another corporation, or a sale of all or substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute for each outstanding stock purchase right and option. If the outstanding stock purchase rights or options held by current employees, directors and consultants are not assumed or substituted, they will accelerate in full prior to the consummation of the transaction.

2007 Equity Incentive Plan

        General.    In August 2007, our board of directors approved our 2007 Equity Incentive Plan, or the 2007 Plan, which, subject to the approval of our stockholders, will become effective upon completion of this offering. The 2007 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units, performance shares, phantom stock and similar types of stock awards as well as cash awards. Each is referred to as an award in the 2007 Plan. Options granted under the 2007 Plan may be either incentive stock options or nonstatutory stock options. The 2007 Plan will terminate in 2017 unless it is extended or terminated earlier pursuant to its terms.

        Share reserve.    We have reserved a total of             shares of our common stock for issuance under the 2007 Plan, all of which are available for future grant. Shares reserved under the 2007 Plan will be increased by (i) the number of shares of common stock available for issuance under the 2001 Plan as of the effective date of this offering, including the shares subject to outstanding awards under the 2001 Plan, (ii) shares of common stock issued under the 2001 Plan that are forfeited or repurchased by us at or below the original purchase price or that are issuable upon exercise of awards granted pursuant to the 2001 Plan that expire or become unexercisable for any reason without having been exercised after the effective date of this offering, (iii) shares of common stock that are restored by our board of directors or its compensation committee pursuant to provisions in the 2007 Plan that permit options to be settled in shares on a net appreciation basis at our election and (iv) shares of common stock that are not delivered to a holder in consideration for applicable tax withholding (provided the total increase pursuant to clauses (i) and (ii) will not exceed             shares). This maximum number of shares will further be increased automatically on January 1 of each year, beginning on January 1, 2009 and annually thereafter until the plan terminates, by

the lesser of (a)              shares, (b) 4.5% of the outstanding shares of our common stock as of the prior December 31 or (c) a number of shares determined by our board.

        Adjustments.    In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash dividend or similar change to our capital structure (not including a change in control), our board of directors will make appropriate equitable adjustments in order to preserve the value of outstanding and future awards under the 2007 Plan, including adjustments to: (i) the number and type of awards that may be granted under the 2007 Plan, (ii) the number of shares subject to options and type of options that may be granted to any individual under the 2007 Plan, (iii) the terms of any stock appreciation right, (iv) the purchase price and number and class of securities issuable under each outstanding stock award, (v) the exercise price and number and class of securities issuable under each outstanding option and (vi) the repurchase price of any securities substituted for award shares that are subject to repurchase rights.

        Award limitations.    No employee may be granted options or stock appreciation rights in any fiscal year under the 2007 Plan to purchase or be issued more than             shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event) or to receive compensation calculated with respect to more than that number of shares under stock appreciation rights; provided that a new employee may be issued up to a maximum of             shares (subject to adjustment in the event of a stock split or similar corporate event) of our common stock under options in the calendar year in which the employee commences employment or compensation calculated with reference to such number of shares under stock appreciation rights. In addition, the maximum annual value of stock subject to stock awards or cash awards granted to any individual may not exceed $1,000,000.

        Administration.    The 2007 Plan will be administered by our board of directors or a committee of our board of directors, either of which may further delegate certain of its responsibilities to a delegated officer in certain instances. The board, committee or officer is referred to in the 2007 Plan as the administrator.

        Eligibility.    Awards under the 2007 Plan may be granted to our employees, non-employee directors and consultants. Incentive stock options may be granted only to our employees. The administrator determines which individuals are granted awards under the 2007 Plan. However, as described below, only non-employee directors are eligible to receive nonstatutory stock options under the non-discretionary grant program.

        Termination of service.    Generally, if an awardee's service to us terminates other than by reason of death, disability or for cause, vested awards will remain exercisable for a period of 3 months following the termination of the awardee's service, or if earlier, until the expiration of the term of the award. If an awardee's service to us terminates for cause, all of his or her awards will immediately terminate as of the date of termination unless otherwise provided for in the award agreement. Unless otherwise provided for by the administrator, if an awardee dies or becomes disabled while an employee, consultant or director, all of awardee's vested awards will be exercisable for one year following the awardee's death or disability, or if earlier, the expiration of the term of the award.

        Nontransferability of awards.    Unless otherwise determined by the administrator, awards granted under the 2007 Plan are not transferable other than by will, the laws of descent and distribution, a domestic relations order or to a designated beneficiary upon death and may be exercised, purchased or settled during the awardee's lifetime only by the awardee.

        Stock options.    An option represents the right to purchase shares of stock upon the payment of a pre-established exercise price.

          Exercise price.    The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a nonstatutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing price as quoted on the Nasdaq Global Market.

          Exercise of option; form of consideration.    The administrator determines when options vest and become exercisable. The means of payment for shares issued on exercise of an option are specified in each option agreement. The 2007 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), broker-assisted same day sales, in certain instances by cashless net exercise or by other means of consideration permitted by applicable law and the administrator.

          Term of options.    The term of an option may be no more than 10 years from the date of grant. No option may be exercised after the expiration of its term. An incentive stock option granted to a greater than 10% stockholder may not have a term of more than five years.

        Stock awards.    Stock awards may be restricted stock, deferred stock, restricted stock units, performance shares, phantom stock, stock appreciation rights or other similar stock awards (including awards that do not require the participant to pay any amount to receive the shares). Restricted stock grants are awards of a specific number of shares of common stock. Restricted stock units represent a promise to deliver shares of our common stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Deferred stock is a grant of shares of our common stock that are distributed in the future upon satisfaction of certain conditions. Performance shares are rights to receive amounts, denominated in cash or shares of our common stock, based upon our or a participant's performance during the period between the date of grant and a pre-established future date. Stock appreciation rights are rights to receive cash and/or shares of our common stock based on the amount by which the fair market value of a specific number of shares on the exercise date exceeds the fair market value of the shares on the grant date.

        Each stock award is evidenced by a stock award agreement between us and the participant. The 2007 Plan allows the administrator broad discretion to determine the terms of individual stock awards including the number of shares subject to a stock award, the purchase price of the shares, if any, and the means of payment for the shares, the performance criteria, if any, the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares subject to the stock award and the restrictions on the transferability of the stock award.

        Cash awards.    Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the 2007 Plan. A cash award granted under the 2007 Plan may be made contingent on the achievement of performance conditions and have other conditions and restrictions in the cash award agreement.

        Non-discretionary grant program.    Pursuant to the non-discretionary grant program in effect under the 2007 Plan, our non-employee directors will automatically receive a series of nonstatutory stock option grants over their period of service on our board.

          Initial awards.    Each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase             shares of our common stock. The shares subject to each such initial award vest in a series of 3 equal annual installments measured from the date of grant.

          Annual awards.    Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option on such date to purchase             shares of our common stock (             shares if the individual is chairman of our board) if the individual has served on our board for 6 months or longer as of such date, or             shares of our common stock (             shares if the individual is

  chairman of our board) if the individual has served on our board for less than 6 months as of such date. The shares subject to each such annual award vest in a series of 12 equal monthly installments measured from the date of grant.

          Terms of all options under the non-discretionary grant program.    The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of our common stock on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years. If a non-employee director's service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the awardee may exercise any vested options for a period of three months following the cessation of service. If such an awardee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an awardee dies within a certain period following cessation of service), the option will accelerate in full and the awardee or a beneficiary may exercise the option for a period of 12 months in the event of disability and 18 months in the event of death. If such an awardee's service terminates within 12 months following a specified change in control transaction, the option will accelerate in full and the awardee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Objectively determinable performance conditions.    Stock or cash awards under the 2007 Plan that are intended to satisfy the requirements for performance based compensation under Section 162(m) of the Code will include specific performance goals (i) that are established (A) at the time an award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates or (2) before the elapse of 25% of the period of service to which it relates, (ii) that are uncertain of achievement at the time they are established and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in objectively determinable performance conditions include research, development, operational and financial objectives.

        Change in control.    The 2007 Plan provides that in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar change of control transaction as determined by our board of directors or compensation committee, any or all outstanding awards may be assumed, or substituted. In the event such successor corporation (if any) does not assume or substitute awards, our board of directors may, in its discretion, (i) provide for the assumption or substitution of or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for a cash or other payment to the participant.

        Amendment and termination.    Our board of directors may amend, suspend or terminate the 2007 Plan at any time. However, we will solicit stockholder approval for any amendment to the 2007 Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. Generally, no action by our board of directors or stockholders may alter or impair any award previously granted under the 2007 Plan without the written consent of the awardee.

2007 Employee Stock Purchase Plan

        General.    In August 2007, our board of directors approved our 2007 Employee Stock Purchase Plan, or the 2007 Purchase Plan, which, subject to the approval of our stockholders, will become effective upon completion of this offering. The 2007 Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. Unless terminated earlier by the board of directors, the 2007 Purchase Plan will terminate in 2017.

        Share reserve.    A total of             shares of common stock has been reserved for issuance under the 2007 Purchase Plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2007 Purchase Plan will be subject to an automatic annual increase on January 1 of each year, beginning on January 1, 2009 and annually thereafter until the plan terminates by the lessor of (a)              shares, (b) 1.5% of the outstanding shares of our common stock as of the prior December 31, or (c) a number of shares determined by our board.

        Administration.    The 2007 Purchase Plan will be administered by our board of directors or a committee of our board of directors.

        Qualification under the code.    The 2007 Purchase Plan is designed to qualify as an employee stock purchase plan under Section 423(b) of the Code.

        Eligibility.    Our employees, or employees of any majority-owned subsidiary designated by our board, are eligible to participate in the 2007 Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. An employee cannot be granted an option under the 2007 Purchase Plan if immediately after the grant such employee would own stock or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries.

        Offering periods; purchase periods.    The 2007 Purchase Plan will be implemented by a series of offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing generally on                        and                         of each year. Each offering period will consist of consecutive purchase periods of approximately six months' duration. At the end of each purchase period an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on                        , 20    ; the initial purchase period is expected to begin on the date of this offering and end on                         , 2008. Each eligible employee will be granted an option on the effective date of this offering to purchase shares in the initial offering period in an amount equal to the maximum number of shares that an individual can purchase under the terms of the 2007 Purchase Plan.

        Payroll deductions.    The 2007 Purchase Plan permits eligible employees to purchase our common stock through payroll deductions, which in any event may not exceed 10% of an employee's base salary. In addition, an eligible employee will not be permitted to purchase stock under the 2007 Purchase Plan at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding and no employee may purchase more than             shares of common stock under the 2007 Purchase Plan in any one purchase period.

        Purchase price.    The purchase price is equal to the lower of 85% of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the 2007 Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment.

        Change in control.    If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 2007 Purchase Plan will be assumed or an equivalent right substituted by the successor corporation, However, our board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 2007 Purchase Plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. Outstanding options will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure.

        Amendment and termination.    Our board of directors has the authority to amend or terminate the 2007 Purchase Plan at any time, including amendments to outstanding stock purchase rights under these plan, subject to required approvals of our stockholders in order for the 2007 Purchase Plan to qualify under Section 423 of the Code or other applicable law.

401(k) Plan

        We have a 401(k) Plan covering certain employees. Currently, all of our employees over the age of 21 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2007 is $15,500 for employees under 50 years of age and older employees are eligible to contribute an additional $5,000. We currently do not make matching or other contributions to the 401(k) Plan on behalf of eligible employees. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, since March 2003, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Convertible Preferred Stock Issuances

  Issuance of Series D Convertible Preferred Stock

        In June 2006, we issued an aggregate of 2,930,500 shares of our Series D convertible preferred stock at a price per share of approximately $1.73 for an aggregate purchase price of approximately $5.1 million. The table below sets forth the number of shares of Series D convertible preferred stock sold to our directors, executive officers, 5% stockholders and their affiliates. Upon completion of this offering, each share of Series D convertible preferred stock will convert into one share of our common stock.

Name	Number of Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price ($)
Funds Affiliated with Rho Ventures(1)	1,062,580	1,838,263
Venrock Associates(2)	668,118	1,155,844
Care Capital Investments II, L.P.(3)	513,937	889,111
Aberdare Ventures II(4)	478,942	828,570
McAdams-Shapiro Family Trust dated May 24, 1999(5)	72,254	124,999
Stephen Benkovic(6)	72,254	124,999

(1)
Includes 289,886 shares held by Rho Management Trust I, 313,224 shares held by Rho Ventures IV (QP), L.P., 133,046 shares held by Rho Ventures IV, L.P., and 326,424 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Management Ventures IV, L.L.C. is the general partner of each of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. Rho Capital Partners Verwaltungs GmbH is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Capital Partners, Inc. is the investment adviser for Rho Management Trust I. Mark Leschly is one of our directors and a managing partner of Rho Capital Partners, Inc., a managing director of Rho Capital Partners Verwaltungs GmbH and a managing member of Rho Management Ventures IV, L.L.C.

(2)
Includes 13,362 shares held by Venrock Entrepreneurs Fund IV, L.P., 110,908 shares held by Venrock Partners, L.P., and 543,848 shares held by Venrock Associates IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC, or the Venrock GP Entities, are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., respectively, or the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. Dr. Anders Hove is a Member of each of the Venrock GP Entities. Dr. Hove is one of our directors and is a Member of each of the Venrock GP Entities.

(3)
Includes 480,942 shares held by Care Capital Investments II, L.P. and 32,995 shares held by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managing members of their general partner, Care Capital II, LLC. Richard J. Markham is one of our directors and a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P.

(4)
Includes 10,616 shares held by Aberdare Ventures II (Bermuda), L.P., and 468,326 shares held by Aberdare Ventures II, L.P. Aberdare GP II, LLC is the general partner of each of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. Paul H. Klingenstein is one of our directors and a managing director of Aberdare GP II, LLC, an affiliate of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P.

(5)
Lucy Shapiro, Ph.D. is one of our directors and is affiliated with the McAdams-Shapiro Family Trust dated May 24, 1999.

(6)
Stephen J. Benkovic, Ph.D. is one of our directors.

  Issuance of Series C Convertible Preferred Stock

        In April 2005, we issued an aggregate of 28,089,885 shares of our Series C convertible preferred stock at a price per share of approximately $0.89 for an aggregate purchase price of approximately $25.0 million. The table below sets forth the number of Series C shares of convertible preferred stock sold to our directors, executive officers, 5% stockholders and their affiliates. Upon completion of this offering, each share of Series C convertible preferred stock will convert into one share of our common stock.

Name	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price ($)
Funds Affiliated with Rho Ventures(1)	8,764,045	7,800,000
Venrock Associates(2)	8,764,045	7,800,000
Care Capital Investments II, L.P.(3)	6,741,573	6,000,000
Aberdare Ventures II(4)	2,968,487	2,641,953

(1)
Includes 2,390,949 shares held by Rho Management Trust I, 2,583,436 shares held by Rho Ventures IV (QP), L.P., 1,097,348 shares held by Rho Ventures IV, L.P., and 2,692,312 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Management Ventures IV, L.L.C. is the general partner of each of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. Rho Capital Partners Verwaltungs GmbH is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Capital Partners, Inc. is the investment adviser for Rho Management Trust I. Mark Leschly is one of our directors and a managing partner of Rho Capital Partners, Inc., a managing director of Rho Capital Partners Verwaltungs GmbH and a managing member of Rho Management Ventures IV, L.L.C.

(2)
Includes 175,281 shares held by Venrock Entrepreneurs Fund IV, L.P., 1,454,831 shares held by Venrock Partners, L.P., and 7,133,933 shares held by Venrock Associates IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., respectively, and have voting and investment power over the shares held by the Venrock Funds. Dr. Anders Hove is a Member of each of the Venrock GP Entities. Dr. Hove is one of our directors and is a Member of each of the Venrock GP Entities.

(3)
Includes 6,308,764 shares held by Care Capital Investments II, L.P. and 432,809 shares held by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managing members of their general partner, Care Capital II, LLC. Richard J. Markham is one of our directors and a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P.

(4)
Includes 65,800 shares held by Aberdare Ventures II (Bermuda), L.P. and 2,902,687 shares held by Aberdare Ventures II, L.P. Aberdare GP II, LLC is the general partner of each of Aberdare

  Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. Paul H. Klingenstein is one of our directors and a managing director of Aberdare GP II, LLC, an affiliate of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P.

  Issuance of Series B Convertible Preferred Stock

        In March 2003 and April 2004, we issued an aggregate of 3,339,341 shares of our Series B convertible preferred stock at a price per share of approximately $1.19784 for an aggregate purchase price of approximately $4.0 million. The table below sets forth the number of shares of Series B convertible preferred stock sold to our directors, executive officers, 5% stockholders and their affiliates. Upon completion of this offering, each share of Series B convertible preferred stock will convert into shares of our common stock at the ratio of 1.316 shares of common stock for each share of Series B convertible preferred.

Name	Number of Shares of Series B Convertible Preferred Stock	Aggregate Purchase Price ($)
Funds Affiliated with Rho Ventures(1)	2,003,605	2,399,998
Aberdare Ventures II(2)	1,283,256	1,537,135

(1)
Includes 546,610 shares held by Rho Management Trust I, 590,616 shares held by Rho Ventures IV (QP), L.P., 250,872 shares held by Rho Ventures IV, L.P., and 615,507 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Management Ventures IV, L.L.C. is the general partner of each of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. Rho Capital Partners Verwaltungs GmbH is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Capital Partners, Inc. is the investment adviser for Rho Management Trust I. Mark Leschly is one of our directors and a managing partner of Rho Capital Partners, Inc., a managing director of Rho Capital Partners Verwaltungs GmbH and a managing member of Rho Management Ventures IV, L.L.C.

(2)
Includes 28,445 shares held by Aberdare Ventures II (Bermuda), L.P., and 1,254,811 shares held by Aberdare Ventures II, L.P. Aberdare GP II, LLC is the general partner of each of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. Paul H. Klingenstein is one of our directors and a managing director of Aberdare GP II, LLC, an affiliate of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P.

Registration Rights Agreement

        We are party to a registration rights agreement that provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Stock Sale and Transfer Agreements

        Under a letter agreement dated February 2, 2007 between Schering and us that we entered into in connection with our license, development and commercialization agreement with Schering, we have the right to require Schering to purchase up to $10 million of our capital stock in a private placement. Rather than purchase all of such shares directly from us, Schering has agreed that it will instead purchase $            million of our common stock in a private placement concurrent with this offering at the initial public offering price from certain of our stockholders, including $            million from Dr. Benkovic and $                        million from Dr. Shapiro. Schering has agreed to purchase the remaining $            million of our shares directly from us in a private placement concurrent with this offering at the initial public offering price.

Other Transactions

        We have entered into change of control agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits and, upon the completion of this offering, will provide certain additional severance benefits. For a description of these agreements, see "Management—Employment, Change of Control and Severance Agreements."

        We have granted stock options to our executive officers and certain of our directors. For a description of these options, see "Management—Grants of Plan-Based Awards Table."

        We will enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. See "Management—Limitation on Liability and Indemnification Matters."

        We have entered into a consulting agreement with Dr. Benkovic, one of our directors. See "Director Compensation—Agreements with Directors."

Policies and Procedures for Related Party Transactions

        Our audit committee charter will provide that the audit committee will review and approve or ratify related-person transactions. This review will cover any material transaction, arrangement or relationship, or any material series of similar transactions, arrangements or relationships in which we were or are to be a participant, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information about the beneficial ownership of our common stock at September 30, 2007 for:

  •
  each named executive officer;

  •
  each of our directors;

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock; and

  •
  all of our executive officers and directors as a group.

        Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Anacor Pharmaceuticals, Inc., 1060 East Meadow Circle, Palo Alto, CA 94303-4230. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2007 to be outstanding. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        We have based our calculation of the percentage of beneficial ownership prior to the offering on 47,841,909 shares of common stock outstanding on September 30, 2007.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Prior to the Offering	After the Offering
5% Stockholders:
Funds Affiliated with Rho Ventures(1)	15,000,981	31.4%
Venrock Associates(2)	9,432,163	19.7
Care Capital Investments II, L.P.(3)	7,255,510	15.2
Aberdare Ventures II(4)	6,761,467	14.1
Executive Officers and Directors:
David P. Perry(5)	2,168,160	4.5
Lucy O. Day(6)	97,974	*
Karl R. Beutner, M.D., Ph.D.(7)	311,457	*
Christine E. Gray-Smith	0	*
Kirk R. Maples, Ph.D.(8)	336,245	*
Jacob J. Plattner, Ph.D.(9)	359,207	*
Mark Leschly(10)	15,000,981	31.5
Paul B. Cleveland	0	*
Anders D. Hove, M.D.(11)	9,432,163	19.8
Richard J. Markham(12)	7,255,510	15.2
Paul H. Klingenstein(13)	7,031,244	14.8
Lucy Shapiro, Ph.D.(14)	2,425,169	5.1
Stephen J. Benkovic, Ph.D.(15)	2,356,523	4.9
All executive officers and directors as a group (13 persons)

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Includes 4,092,468 shares held by Rho Management Trust I, 4,421,940 shares held by Rho Ventures IV (QP), L.P., 1,878,276 shares held by Rho Ventures IV, L.P., and 4,608,297 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. The voting and dispositive decisions with respect to the shares held by Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. are made by the managing members of their general partner, Rho Management Ventures IV, L.L.C.: Mark Leschly, Habib Kairouz and Joshua Ruch, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The voting and dispositive decisions with respect to the shares held by Rho Ventures IV GhmbH & Co. Beteiligungs KG are made by the managing directors of its general partner, Rho Capital Partners Verwaltungs GmbH: Mark Leschly, Habib Kairouz and Joshua Ruch, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The voting and dispositive decisions with respect to the shares held by Rho Management Trust I are made by the managing partners of its investment advisor Rho Capital Partners, Inc.: Mark Leschly, Habib Kairouz and Joshua Ruch, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for the Funds Affiliated with Rho Ventures is 152 West 57th Street, 23rd Floor, New York, New York 10019.

(2)
Includes 188,643 shares held by Venrock Entrepreneurs Fund IV, L.P., 1,565,739 shares held by Venrock Partners, L.P., and 7,677,781 shares held by Venrock Associates IV, L.P. Venrock Partners Management, LLC is the general partner of Venrock Partners, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC (the "Venrock GP Entities") are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., respectively (the "Venrock Funds"), and have voting and investment power over the shares held by the Venrock Funds. Dr. Anders Hove is a Member of each of the Venrock GP Entities. Each of Dr. Hove and the Venrock GP Entities disclaims beneficial ownership of the shares held by the Venrock Funds, except to the extent of their respective pecuniary interests therein. The address for the Venrock Funds is 30 Rockefeller Plaza, Suite 5508, New York, New York 10112.

(3)
Includes 6,789,706 shares held by Care Capital Investments II, L.P., and 465,804 shares held by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managing members of their general partner, Care Capital II, LLC: Jan Leschly, Argeris N. Karabelas, Ph.D. and David R. Ramsay, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Care Capital Investments II, L.P. is 47 Hulfish Street, Suite 310, Princeton, New Jersey 08542.

(4)
Includes 149,876 shares held by Aberdare Ventures II (Bermuda), L.P. and 6,611,591 shares held by Aberdare Ventures II, L.P. Aberdare GP II, LLC is the general partner of each of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. Mr. Klingenstein has voting and investment power over the shares held by Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. and disclaims beneficial ownership of the shares held by Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. except to the extent of his pecuniary interest therein. The address for Aberdare Ventures II is One Embarcadero Center, Suite 4000, San Francisco, California 94111.

(5)
Includes 1,008,344 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(6)
Includes 29,375 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(7)
Includes 20,833 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(8)
Includes 336,245 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(9)
Includes 359,207 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(10)
Mr. Leschly is a managing partner of Rho Capital Partners, Inc., a managing director of Rho Capital Partners Verwaltungs GmbH and a managing member of Rho Management Ventures IV, L.L.C., and in such capacities he may be deemed to beneficially own the shares described in footnote (1) above. Mr. Leschly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11)
Dr. Hove is a Member of each of the Venrock GP Entities. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., respectively, and have voting and investment power over the shares held by the Venrock Funds. Each of Dr. Hove and the Venrock GP Entities disclaims beneficial ownership of the shares held by the Venrock Funds, except to the extent of their respective pecuniary interests therein.

(12)
Mr. Markham is a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(13)
Includes 6,611,591 shares held by Aberdare Ventures II, L.P., 149,876 shares held by Aberdare Ventures II (Bermuda), L.P. and 269,777 shares held by Mr. Klingenstein. Mr. Klingenstein is a managing director of Aberdare GP II, LLC, an affiliate of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Aberdare GP II, LLC is the general partner of each of Aberdare Ventures II, L.P. and Aberdare Ventures II (Bermuda), L.P.

(14)
Amount shown is number of shares beneficially owned after the offering. Includes 1,983,088 shares held by McAdams-Shapiro Family Trust dated May 24, 1999 and 256,666 shares held by Heather Larson, Trustee of the Shapiro-McAdams 2004 Trust dated December 21, 2004, each affiliates of Dr. Shapiro. Dr. Shapiro and her spouse, Harley McAdams, share voting and investment power over the shares held by such Trusts, and Heather Larson is the daughter of Drs. Shapiro and McAdams. Shares owned after the offering assumes the sale by                        to Schering of                         million of our common stock at the assumed initial public offering price. Includes 4,167 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007.

(15)
Amount shown is number of shares beneficially owned after the offering. Includes 48,125 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2007. Shares owned after the offering assumes the sale to Schering of                         million of our common stock at the assumed initial public offering price.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                        shares of common stock, $0.001 par value per share, and                        shares of preferred stock, $0.001 par value per share.

        As of June 30, 2007, there were outstanding:

  •
  47,627,080 shares of our common stock held by approximately 29 stockholders;

  •
  4,676,003 shares of our common stock issuable upon exercise of outstanding stock options; and

  •
  300,570 shares of our common stock issuable upon the exercise of a warrant.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering.

Common Stock

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

  Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

  Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                         shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.

Warrant

        As of June 30, 2007, there was an outstanding warrant to purchase 300,578 shares of our common stock at an exercise price of $1.73 per share. The warrant may be exercised at any time prior to its termination date of June 30, 2013.

Registration Rights

        We are party to a registration rights agreement which provides that holders of             shares of our common stock, or registrable securities, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain piggyback registration rights allowing the holders to include their registrable securities in such registration, subject to certain marketing and other limitations. Pursuant to the registration rights agreement, the holders of registrable securities have the right beginning six months after the completion of this offering to require us to file a registration statement under the Securities Act in order to register the resale of their shares of registrable securities, provided that such registration meets certain thresholds. We may, in certain circumstances, defer such registrations. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registrable securities have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Provisions

  Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation will require a 67% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders.

        The combination of the classification of our board of directors, the lack of cumulative voting and the 67% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any effort to acquire us.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to discourage certain types of coercive transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

  Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The Nasdaq Global Market Listing

        We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "ANAC."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of September 30, 2007, upon completion of this offering and the concurrent private placements to Schering and GSK,                         shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining                        shares of common stock outstanding after this offering, including                        shares and                         shares being sold to Schering and GSK, respectively, in private placements concurrent with this offering, will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144, Rule 144(k) or Rule 701 to the extent such shares have been released from any repurchase option that we may hold.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately                        shares immediately after the completion of this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                        shares of our common stock will qualify for resale under Rule 144(k) 180 days after the date of this prospectus, upon expiration of the lock-up agreements described below, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriters" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

        We, along with our directors and executive officers and substantially all of our other security holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release operating results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Morgan Stanley on behalf of the underwriters.

        Our officers, directors and stockholders have agreed that they will not, prior to the expiration of the 180-day restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock. Such parties will not engage in any transaction that may be restricted by the lock-up agreements during the 34-day period beginning on the last day of the 180-day restricted period, unless such parties request and receive prior written confirmation from us or Morgan Stanley that the lock-up restrictions have expired.

Registration Rights

        We are party to a registration rights agreement which provides that certain holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

        As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2001 Plan, our 2007 Plan and our 2007 Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see "Management—Employee Benefit and Stock Plans."

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

        This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR APPLICABLE TAX TREATIES AND ANY OTHER U.S. FEDERAL TAX LAWS.

  Definition of Non-U.S. Holder

        For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a U.S. person or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

  •
  an individual citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

  Distributions on Our Common Stock

        If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital that will first be applied against and reduce a non-U.S. holder's adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Disposition of Our Common Stock" below.

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) or, if an income tax treaty applies, a properly executed IRS Form W-8BEN (or applicable successor form).

        Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

        Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

  Gain on Disposition of Our Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof on any gain realized upon the sale or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock. However, even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, it will be treated as a U.S. real property interest only if you owned directly or indirectly more than 5% of our common stock at any time during the applicable period.

The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our overall business assets. We believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance that conclusion is correct or might not change in the future based on changed circumstances.

        Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments in the case of a U.S. broker or a broker with substantial U.S. ownership or operations if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder and an exemption is not otherwise established. Payment of the proceeds from a non-U.S. holder's disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

  Federal Estate Tax

        Individual non-U.S. holders and entities, the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Pacific Growth Equities, LLC
Needham & Company, LLC

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $                        and total proceeds to us would be $                        .

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        Application has been made to list our common stock on the Nasdaq Global Market under the symbol "ANAC."

        We and all directors, officers and substantially all of our other security holders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  in the case of Anacor, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock other than registration statements on Form S-8 and, in the case of each such other person, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions, including, as applicable:

  •
  the sale of shares to the underwriters;

  •
  the sale of $10 million in our common stock at the initial offering price per share in the concurrent private placements to each of Schering and GSK, respectively;

  •
  the issuance by us of shares of our common stock pursuant to our employee benefit plans and non-employee directors benefit plans described in this prospectus;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of stock options, provided that such options do not become exercisable or vest during such 180-day period, and the issuance of options (and our shares upon the exercise of such options) under our employee benefit plans and non-employee directors benefit plans described in this prospectus;

  •
  transactions by any person other than us or our affiliates relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  transfers of shares of common stock or any security convertible into common stock as a bona fide gift; or

  •
  in connection with certain estate planning transfers or transfers to certain affiliates where transferees agree to be bound by such restrictions.

The 180 day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release operating results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Morgan Stanley on behalf of the underwriters.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of the common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the common stock to the public in that Member State:

  •
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an offer of the common stock to the public in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representative. We will determine the initial public offering price based on information set forth in this prospectus and otherwise available to the representative, our future prospects and those of our industry in general, our revenues, net losses and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Other Relationships

        The underwriters and their affiliates may from time to time provide investment banking, commercial banking and other financial services to us, for which they may receive customary fees and commissions.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Heller Ehrman LLP, Menlo Park, California. Heller Ehrman LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 60,461 shares of our common stock. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.anacor.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

ANACOR PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Anacor Pharmaceuticals, Inc.

        We have audited the accompanying balance sheets of Anacor Pharmaceuticals, Inc. (the "Company") as of December 31, 2005 and 2006 and the related statements of operations, convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anacor Pharmaceuticals, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the financial statements, in 2006, the Company changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

/s/ ERNST & YOUNG LLP

Palo Alto, California
August 28, 2007

Anacor Pharmaceuticals, Inc.

Balance Sheets

(in thousands, except share and per share data)

				Pro Forma Stockholders' Equity at June 30, 2007
	December 31,
			June 30, 2007
	2005	2006
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,419	$5,236	$34,854
Short-term restricted investment	—	27	27
Receivable from government contract and grant	107	414	—
Contract receivable	—	—	2,208
Prepaid expenses and other current assets	101	174	379

Total current assets	10,627	5,851	37,468
Property and equipment, net	650	444	396
Restricted investments	83	58	58
Long-term receivable from government contract	205	—	—
Other assets	—	164	202

Total assets	$11,565	$6,517	$38,124

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,942	$2,054	$1,813
Accrued compensation	348	420	456
Other accrued liabilities	5	529	2,051
Deferred revenue	—	—	17,455

Total current liabilities	2,295	3,003	21,775
Deferred revenue, less current portion	—	—	17,455
Notes payable	—	7,863	8,074
Preferred stock warrant liability	—	544	845
Commitments and contingencies
Convertible preferred stock: $0.001 par value;
authorized: 36,855,601, 40,255,601 and 40,255,601 shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, actual; no shares at June 30, 2007 pro forma (unaudited)
issued and outstanding: 36,855,601, 39,786,101 and 39,786,101 shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, actual; no shares at June 30, 2007 pro forma (unaudited); aggregate liquidation value of $32,850,008, $37,919,773 and $37,919,773 at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, actual; zero at June 30, 2007 pro forma (unaudited)	32,602	37,637	37,637	$—
Stockholders' equity (deficit):
Common stock, $0.001 par value; authorized: 51,600,000, 55,150,000 and 55,150,000 shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, actual; issued and outstanding: 5,606,807, 6,626,491 and 6,784,724 shares at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, actual; 47,627,080 shares at June 30, 2007 (unaudited) pro forma	6	7	7	48
Additional paid-in capital	120	510	744	39,185
Accumulated deficit	(23,458)	(43,047)	(48,413)	(48,413)

Total stockholders' equity (deficit)	(23,332)	(42,530)	(47,662)	$(9,180)

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$11,565	$6,517	$38,124

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues:
Contract revenue	$—	$—	$—	$—	$9,269
Government contract and grant revenue	7,052	107	861	308	51

Total revenues	7,052	107	861	308	9,320
Operating expenses:
Research and development	10,586	14,023	16,627	7,754	10,164
General and administrative	1,646	2,827	3,629	1,656	4,143

Total operating expenses	12,232	16,850	20,256	9,410	14,307

Loss from operations	(5,180)	(16,743)	(19,395)	(9,102)	(4,987)
Interest income	31	343	311	138	571
Interest expense	(42)	(44)	(369)	—	(649)
Other expense	—	—	(136)	—	(301)

Net loss	$(5,191)	$(16,444)	$(19,589)	$(8,964)	$(5,366)

Net loss per share—basic and diluted	$(1.10)	$(3.18)	$(3.17)	$(1.52)	$(0.79)

Weighted average shares used in calculating net loss per share—basic and diluted	4,713,871	5,173,237	6,172,694	5,878,624	6,757,945

Pro forma net loss per share—basic and diluted (unaudited)			$(0.43)		$(0.11)

Pro forma weighted average shares used in calculating net loss per share—basic and diluted (unaudited)			45,706,365		47,600,305

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands, except share and per share data)

	Convertible Preferred Stock
			Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2004	6,261,212	$4,767	4,415,352	$4	$27	$(1,823)	$(1,792)
Issuance of common stock upon exercise of stock options	—	—	395,704	1	27	—	28
Lapse of restrictions on common stock issued to employees and consultants	—	—	156,437	—	6	—	6
Issuance of Series B convertible preferred stock, net of financing costs	2,504,504	2,998	—	—	—	—	—
Net loss	—	—	—	—	—	(5,191)	(5,191)

Balance at December 31, 2004	8,765,716	7,765	4,967,493	5	60	(7,014)	(6,949)
Issuance of Series C convertible preferred stock and conversion of bridge loans and accrued interest, net of financing costs	28,089,885	24,837	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	473,961	1	33	—	34
Lapse of restrictions on common stock issued to employees and consultants	—	—	108,687	—	4	—	4
Stock-based compensation on options issued to consultants	—	—	—	—	16	—	16
Issuance of common stock for services rendered by a consultant	—	—	56,666	—	7	—	7
Net loss	—	—	—	—	—	(16,444)	(16,444)

Balance at December 31, 2005	36,855,601	32,602	5,606,807	6	120	(23,458)	(23,332)
Issuance of Series D convertible preferred stock, net of financing costs	2,930,500	5,035	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,019,684	1	99	—	100
Stock-based compensation on options issued to consultants	—	—	—	—	163	—	163
Employee stock-based compensation expense	—	—	—	—	128	—	128
Net loss	—	—	—	—	—	(19,589)	(19,589)

Balance at December 31, 2006	39,786,101	37,637	6,626,491	7	510	(43,047)	(42,530)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	158,233	—	19	—	19
Stock-based compensation on options issued to consultants (unaudited)	—	—	—	—	144	—	144
Employee stock-based compensation expense (unaudited)	—	—	—	—	71	—	71
Net loss (unaudited)	—	—	—	—	—	(5,366)	(5,366)

Balance at June 30, 2007 (unaudited)	39,786,101	$37,637	6,784,724	$7	$744	$(48,413)	$(47,662)

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities
Net loss	$(5,191)	$(16,444)	$(19,589)	$(8,964)	$(5,366)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	356	335	284	139	140
Amortization of debt issuance costs	—	—	42	—	82
Stock-based compensation	—	23	291	161	215
Change in fair value of preferred stock warrant liability	—	—	136	—	301
Accretion of final payment on notes payable	—	—	65	—	153
Interest earned on restricted investments	(1)	(1)	(2)	—	—
Changes in assets and liabilities:
Contract receivable	—	—	—	—	(2,208)
Receivable from government contract and grant	1,354	(107)	(102)	58	414
Prepaid and other current assets	(20)	(37)	(73)	(78)	(205)
Other assets	—	—	—	—	(62)
Accounts payable	503	783	112	(866)	(241)
Accrued compensation	18	275	72	8	36
Deferred revenue	—	—	—	—	34,910
Other accrued liabilities	53	(137)	524	1,029	1,522

Net cash provided by (used in) operating activities	(2,928)	(15,310)	(18,240)	(8,513)	29,691
Cash flows from investing activities
Acquisition of property and equipment	(102)	(198)	(78)	(24)	(92)

Net cash used in investing activities	(102)	(198)	(78)	(24)	(92)
Cash flows from financing activities
Proceeds from the issuance of convertible preferred stock	2,998	21,837	5,035	5,035	—
Proceeds from convertible promissory note	—	3,000	—	—	—
Proceeds from the exercise of stock options by employees and consultants	28	34	100	57	19
Proceeds from note payable	—	—	8,000	—	—
Payments under capital lease	(301)	(219)	—	—	—

Net cash provided by financing activities	2,725	24,652	13,135	5,092	19

Net increase (decrease) in cash and cash equivalents	(305)	9,144	(5,183)	(3,445)	29,618
Cash and cash equivalents at beginning of period	1,580	1,275	10,419	10,419	5,236

Cash and cash equivalents at end of period	$1,275	$10,419	$5,236	$6,974	$34,854

Supplemental schedule of noncash financing activities
Conversion of promissory note to convertible preferred stock	$—	$3,000	$—	$—	$—

Supplemental disclosure of cash flow information
Interest paid	$43	$45	$262	$—	$412

Fair value of warrant to purchase convertible preferred stock issued in connection with notes payable	$—	$—	$408	$188	$—

See accompanying notes.

ANACOR PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 is unaudited)

1. The Company

  Nature of Operation

        Anacor Pharmaceuticals, Inc. (the "Company") was incorporated in the state of Delaware on December 14, 2000 and began business operations in March 2002. The Company is a biopharmaceutical company developing novel small-molecule therapeutics derived from its boron chemistry platform. The Company has focused initially on developing topical applications of its compounds to treat fungal, bacterial and inflammatory diseases. The Company's most advanced product candidate is AN2690, a novel topical antifungal in development for the treatment of onychomycosis, a fungal infection of the nail and nail bed. In addition, the Company has a portfolio of other topical product candidates in development.

        Prior to 2007, the Company operated as a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. As a result of the Company's progress in establishing its operations to date and the execution of the license, development and commercialization agreement with Schering in February 2007, the Company is no longer considered to be a development stage company.

  Need to Raise Additional Capital

        To fund ongoing research and development activities and commercialize its products, the Company expects to enter into research and development collaboration agreements, which would likely include licenses to technology in exchange for up-front milestone payments, regulatory and sales milestone payments, sales royalties and reimbursement for its internal efforts on the related programs. In February 2007, the Company entered into a license, development and commercialization agreement for the development and commercialization of AN2690 with Schering.

        The Company has incurred net losses from operations since its inception and had an accumulated deficit of $43.0 million as of December 31, 2006. To date, none of the Company's product candidates have been approved for marketing and sale and the Company has not had any product sales. Management expects operating losses to continue through the foreseeable future. Management believes cash and cash equivalents subsequent to the receipt of the $40.0 million up-front fee from Schering are sufficient to fund the cash needs of the Company through at least December 31, 2008. Management plans to continue to finance the Company's operations principally through equity offerings and licensing and development collaborative agreements. If adequate funds are not available, the Company may need to raise additional equity or debt or be required to reduce operating expenses, and delay, reduce the scope of, or eliminate one or more of its development programs.

2. Summary of Significant Accounting Policies

  Unaudited Interim Financial Information

        The accompanying balance sheet as of June 30, 2007, the statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the statements of convertible preferred stock and stockholders' equity (deficit) for the six months ended June 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2007 and the results of its operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

  Unaudited Pro Forma Stockholders' Equity

        In August 2007, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the offering contemplated by this prospectus is completed, all of the convertible preferred stock outstanding will automatically convert into 40,842,356 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2007. As a result thereof the preferred stock warrant liability will be reclassified to additional paid-in capital because the warrant will become exercisable for common stock.

  Use of Estimates

        The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, classification of investments, fair values of assets, convertible preferred stock and common stock, income taxes, preclinical study and clinical trial accruals and other contingencies. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

  Reclassification

        The Company has reclassified patent legal costs from research and development expenses to general and administrative expenses in the amount of $563,000 for 2005 to conform to 2006 presentation.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents. The Company invested its excess cash in bank deposit and money market accounts. The Company intends to expand its cash equivalents portfolio to consist of interest-bearing instruments, including obligations of U.S. government agencies, high credit rating corporate borrowers and money market funds, which will be carried at market value.

  Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. The Company's financial instruments consist of cash, cash equivalents and restricted investments. The carrying amounts of these instruments approximate their estimated fair values as of December 31, 2005 and 2006 and June 30, 2007.

  Concentration of Risk and Uncertainties

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the Company's cash and cash equivalents are held by two financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company believes that its guidelines for investment of its excess cash maintains safety and liquidity through its policies on diversification and investment maturity.

  Receivable from Government Contract and Grant

        The receivable from government contract and grant at December 31, 2005 and 2006, consisted of Company-incurred costs reimbursable by the U.S. National Institutes of Health (NIH) for research related to the Company's antifungal compounds and Company-incurred costs reimbursable by the U.S. Department of Defense (DOD) for work performed under the DOD contract. The receivable balance represents reimbursable direct and indirect costs under the arrangements.

  Restricted Investments

        Under a facilities lease agreement, the Company is required to secure a letter of credit agreement. At December 31, 2005 and 2006 and June 30, 2007, the Company had approximately $56,000, $58,000 and $58,000, respectively, of restricted investments to secure this letter of credit. The Company also had a restricted investment of $27,000 at December 31, 2005 and 2006 and June 30, 2007 related to a letter of credit required to secure a corporate credit card. In July 2007, the bank which had previously required the Company to maintain a letter of credit for the corporate credit card released this obligation.

  Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful economic lives of the related assets.

  Impairment of Long-Lived Assets

        SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires losses from impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. The Company has not recorded any impairment of long-lived assets since inception.

  Revenue Recognition

        The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition and Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21).

        The Company's contract revenues are generated primarily through research and development collaboration agreements which typically include nonrefundable up-front license fees when licensing its intellectual property, the funding of research and development efforts, milestone payments and royalties. Up-front payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services provided. Accordingly, revenue from up-front payments is recognized on a straight-line basis over the contractual or estimated performance period, which is consistent with the term of the research and development obligations contained in the research and development agreement.

        Payments resulting from the Company's research and development efforts under license agreements or government grants are recognized as the activities are performed and are presented on a gross basis in accordance with the provisions of EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus net as an Agent. Revenue is recorded gross pursuant to the criteria established by this EITF Issue, because the Company acts as a principal, with discretion to choose suppliers, bears credit risk and performs part of the services. The costs associated with these activities are reflected as a component of research and development expense in the statements of operations.

        Substantive, at-risk milestone payments are recognized as revenue when the milestone is achieved and collectability is assured. When payments are not for substantive and at-risk milestones, revenue will be recognized on a straight-line basis over the estimated remaining term of the service period. To date, the Company has not received any milestone payments.

        Royalties based on reported sales of licensed products will be recognized based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured.

        In September 2002, the Company was awarded a DOD contract for research and development of an antibiotic effective against anthrax. Government contract and grant revenue for 2004 consists of revenue from this DOD contract, which was recognized as related research and development expenses were incurred. DOD elected to not exercise their option to renew the contract and the contract was terminated on September 30, 2004. The total amount of revenue earned under the contract through December 31, 2004 was $16.1 million.

        In September 2005, the Company was awarded a NIH grant for research on targets for antifungal agents. The grant provided for reimbursement of direct costs, plus overhead, related to work performed under the grant over a two-year period. Revenue was recognized as expenses were incurred. The total amount of revenue earned under the grant was $107,000, $861,000, $308,000 and $51,000, respectively, for 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively.

        In February 2007, the Company entered into a license, development and commercialization agreement with Schering, pursuant to which the Company granted Schering an exclusive, worldwide license for the development and worldwide commercialization of its most advanced product candidate, AN2690. The total amount of revenue earned under the agreement was $9.3 million for the six months ended June 30, 2007 (See Note 6).

  Research and Development Expenses

        All research and development expenses, including those funded by third parties, are expensed as incurred. Research and development expenses include, but are not limited to, salaries, benefits, stock-based compensation, lab supplies, allocated overhead, fees for professional service providers and costs associated with product development efforts, including preclinical studies and clinical trials.

  Preclinical Study and Clinical Trial Accruals

        The Company estimates preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly.

  Fair Value of Preferred Stock Warrant

        The Company accounts for its warrant under the provisions of Financial Accounting Standards Board (FASB) Staff Position No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP 150-5, freestanding warrants for shares that are puttable or redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant or conversion of the warrant into a warrant to purchase common stock, at which time the liability will be reclassified to additional paid-in capital.

  Stock-Based Compensation

        Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, including the Financial Accounting Standards Board Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (FIN 44) as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). The Company also complied with the disclosure provisions of SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (SFAS 148). In accordance with APB 25, stock-based compensation was calculated using the intrinsic value method and represented the difference between the deemed per share market price of the stock and the per share exercise price of the stock option, if any, on the date of grant. Any resulting stock-based compensation was deferred and amortized to expense over the grant's vesting period. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options.

        Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. The Company has elected to adopt SFAS 123R under the modified prospective application method. Under the modified prospective method, the fair values of new and previously granted but unvested, stock options are recognized as compensation expense in the statement of operations over the related vesting periods, and prior period results are not restated. The Company has selected the Black-Scholes option-pricing model as the most appropriate fair-value method for its stock-based awards. For options granted prior to January 1, 2006 and valued in accordance with SFAS 123, the Company uses the graded-vested (multiple option) method for expense attribution and prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006 and valued in accordance with SFAS 123R, the Company is using the straight-line (single option) method for expense attribution and now estimates forfeitures and only recognizes expense for those shares expected to vest.

        The Company accounts for equity instruments issued to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services (EITF 96-18), which requires that these equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting is affected each reporting period by changes in the fair value of our common stock.

        At June 30, 2007, the Company had one share-based compensation plan, which is described in Note 9.

        The following table shows the assumptions used to compute pro forma stock-based compensation expense under SFAS 123, as amended by SFAS 148, for stock options granted to employees during 2004 and 2005, using the Black-Scholes valuation model:

	Year Ended December 31,
	2004	2005
Dividend yield	0%	0%
Volatility	50%	50%
Weighted-average expected life (in years)	10.0	10.0
Risk-free interest rate	3.6%	4.5%

        Had compensation cost for the Company's stock option been determined based on the fair market value of the options at the grant dates, as prescribed in SFAS 123, the Company's net loss (in thousands, except per share data) would have been as follows:

	Year Ended December 31
	2004	2005
Net loss, as reported	$(5,191)	$(16,444)
Add: Stock-based employee compensation determined under fair-value based method for all awards	(26)	(84)

Net loss, pro forma	$(5,217)	$(16,528)

Net loss, pro forma, per share	$(1.11)	$(3.20)

  Income taxes

        The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes (SFAS 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

        In June 2006, FIN No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. FIN 48 is effective for fiscal years beginning after December 15, 2006.

        The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 had no impact on the Company's results of operations, financial position or cash flows. The Company's policy will be to recognize interest and penalties related to income taxes in income tax expense. The Company is subject to federal and state income tax examinations for years 2001 and later. There are no income tax examinations currently in process.

  Loss Per Share

        Basic and diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of vested common shares outstanding during the period. Potentially dilutive securities consisting of stock options, common stock subject to repurchase, the warrant and convertible preferred stock were not included in the diluted net loss per common share calculations for all periods presented, because the inclusion of such shares would have had an antidilutive effect.

        The unaudited pro forma basic and diluted loss per share calculations assumes the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as if such conversion had occurred as of January 1, 2006 or the original issuance date, if later.

	Year Ended December 31,			Six months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands except share and per share data)
Historical
Numerator:
Net loss	$(5,191)	$(16,444)	$(19,589)	$(8,964)	$(5,366)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	4,713,871	5,173,237	6,172,694	5,878,624	6,757,945

Basic and diluted net loss per share	$(1.10)	$(3.18)	$(3.17)	$(1.52)	$(0.79)

Pro Forma
Weighted average shares used in computation of net loss per common share—above			6,172,694		6,757,945
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock (unaudited)			39,533,671		40,842,360

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			45,706,365		47,600,305

Pro forma basic and diluted net loss per share (unaudited)			$(0.43)		$(0.11)

Historical outstanding dilutive securities not included in diluted net loss per share calculation
Convertible preferred stock	8,765,716	36,855,601	39,786,101	39,786,101	39,786,101
Options to purchase common stock	1,800,096	4,919,235	4,196,967	4,741,635	4,676,003
Warrant to purchase convertible preferred stock	—	—	300,578	150,289	300,578
Restricted stock subject to repurchase	108,687	—	—	—	—

	10,674,499	41,774,836	44,283,646	44,678,025	44,762,682

  Comprehensive Loss

        SFAS No. 130, Reporting Comprehensive Income requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss does not differ from the reported net loss for 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

  Recently Issued Accounting Standards

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not apply to the measurement of share-based payments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that SFAS 157 will have on its financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that SFAS 159 will have on its financial statements.

        In June 2007, the EITF of the FASB reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. If the Company's expectations change such that it does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-03 is effective for new contracts entered into beginning January 1, 2008. The Company has not yet determined the impact that EITF 07-03 will have on its financial statements.

3. Property and Equipment

        Property and equipment consists of the following (in thousands):

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Laboratory equipment	$1,060	$1,081	$1,082
Furniture and fixtures	73	74	86
Computer equipment and software	139	195	274
Leasehold improvements	372	372	372

	1,644	1,722	1,814
Less: accumulated depreciation and amortization	(994)	(1,278)	(1,418)

Property and equipment, net	$650	$444	$396

        Depreciation and amortization expense was $356,000, $335,000, and $284,000, for 2004, 2005 and 2006, respectively, and $139,000 and $140,000 for the six months ended June 30, 2006 and 2007, respectively.

4. Notes Payable

        In June 2006, the Company entered into a loan agreement for $8.0 million, of which $5.0 million was borrowed in July 2006 and $3.0 million was borrowed in December 2006. The notes are secured by all assets of the Company, except for intellectual property.

        The interest rate on the notes is currently 10.25% per annum, excluding the final payment. The notes have an interest-only period through December 31, 2007, followed by 30 monthly payments of principal and interest. A $760,000 final payment is due at the end of the payment term and is being accrued over the term of the loan into interest expense.

        Future payments related to the borrowings as of December 31, 2006 are as follows (in thousands):

Year ending December 31,
2007	$832
2008	3,610
2009	3,610
2010	2,565

Total minimum payments	10,617
Less amount representing interest	2,617

Noncurrent portion of notes payable, gross	8,000
Unamortized discount on notes payable	(202)
Accretion of the final payment	65

Noncurrent portion of notes payable, net	$7,863

        Interest expense recognized in connection with debt arrangements was $42,000, $44,000, and $369,000 for 2004, 2005 and 2006, respectively, and none and $649,000 for the six months ended June 30, 2006 and 2007, respectively.

5. Commitments and Contingencies

  Operating Lease

        The Company leases a 15,300 square-foot building consisting of office and laboratory space in Palo Alto, California. The operating lease, which expires in December 2008, is cancelable with four months notice.

        Future minimum lease payments under this lease as of December 31, 2006 are as follows (in thousands):

Year ending December 31,	Lease Payments
2007	$340
2008	340

Total future minimum lease payments	$680

        Rent expense under this operating lease was approximately $330,000, $330,000, and $340,000 for 2004, 2005, and 2006, respectively, and $170,000 and $170,000 for the six months ended June 30, 2006 and 2007, respectively.

  Guarantees and Indemnifications

        FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

        The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is equal to the officer's or director's lifetime.

        The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

        The Company has certain agreements with contract research organizations with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company also accrues for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

6. License, Development and Commercialization Agreement

        In February 2007, the Company entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690, including for the treatment of onychomycosis. Under the agreement, Schering assumed sole responsibility for development and commercialization of AN2690, including obtaining regulatory approvals.

        Pursuant to the agreement, Schering paid the Company a $40.0 million non-refundable, non-creditable up-front fee in March 2007, which is being recognized over the estimated 27.5 month period during which the Company will perform development-related activities under its transitional responsibilities. Schering will pay the Company for these development-related activities, including certain preclinical and clinical projects. Performance of these activities is estimated to occur through June 2009. In the six months ended June 30, 2007, the Company has recognized $9.3 million under this agreement, of which $5.1 million represented amortization of the up-front fee and $4.2 million for the performance of development activities. The contract receivable at June 30, 2007 represents amounts not yet paid by Schering.

        Schering is obligated to make payments to the Company if certain regulatory and commercial milestones are achieved for onychomycosis. Schering is further obligated to make payments for each additional indication for which Schering develops AN2690 if certain milestones are achieved. Schering is also obligated to pay the Company royalties on worldwide annual net sales as defined in the agreement. The Company has the right to co-promote AN2690 in the United States for onychomycosis to dermatologists, subject to certain conditions, and will be reimbursed for such activities by Schering. Through June 30, 2007, no milestones or royalty fees have been earned.

        The Company also has the right to require Schering to purchase up to $10 million in the Company's capital stock. The Company's right lapses upon certain events. The purchase price of the equity will be the fair value of the securities. Through June 30, 2007, no shares have been purchased under this arrangement.

7. Convertible Preferred Stock

        The authorized, issued, and outstanding shares of convertible preferred stock were as follows:

	December 31, 2005			December 31, 2006			June 30, 2007 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A-1	4,228,329	4,228,329	$3,000,000	4,228,329	4,228,329	$3,000,000	4,228,329	4,228,329	$3,000,000
Series A-2	1,198,046	1,198,046	850,014	1,198,046	1,198,046	850,014	1,198,046	1,198,046	850,014
Series B	3,339,341	3,339,341	3,999,996	3,339,341	3,339,341	3,999,996	3,339,341	3,339,341	3,999,996
Series C	28,089,885	28,089,885	24,999,998	28,089,885	28,089,885	24,999,998	28,089,885	28,089,885	24,999,998
Series D	—	—	—	3,400,000	2,930,500	5,069,765	3,400,000	2,930,500	5,069,765

	36,855,601	36,855,601	$32,850,008	40,255,601	39,786,101	$37,919,773	40,255,601	39,786,101	$37,919,773

        The Company accounted for the convertible preferred stock at fair value on the dates of issuance, net of financing costs.

        In April 2004, the Company sold 2,504,504 shares of Series B convertible preferred stock to existing investors for total proceeds of $3.0 million, net of financing costs. These shares were sold at $1.19784 per share.

        In February and March 2005, the Company entered into an aggregate of $3.0 million in bridge loans with its existing investors. Interest on the convertible promissory notes accrued at 7.25% per annum, and the term of the notes was one year from issuance. In April 2005, the Company sold 28,089,885 shares of Series C convertible preferred stock, including conversion of the $3.0 million convertible promissory notes and accrued interest of $33,000, to new and existing investors for total proceeds net of financing costs of $21.8 million. These shares were sold for $0.89 per share.

        In June 2006, the Company sold 2,930,500 shares of Series D convertible preferred stock to existing investors for total proceeds net of financing costs of $5.0 million. These shares were sold at $1.73 per share.

        The rights and features of the Company's convertible preferred stock are as follows:

  Redemption

        The Company's convertible preferred stock has been classified as mezzanine on the balance sheet instead of as stockholders' equity in accordance with EITF Abstracts Topic No. D-98, Classification and Measurement of Redeemable Securities. Upon certain change in control events that are outside of the control of the Company, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause redemption. Accordingly, these shares are considered contingently redeemable and the Company has elected not to adjust the carrying values of the convertible preferred stock to their redemption value since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values would be made if it becomes probable that such redemption will occur.

  Conversion and Voting Rights

        All series of convertible preferred stock were convertible at the stockholders' option at any time into common stock subject to adjustment for antidilution, including adjustment for the issuance of lower priced securities. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $35 million and an offering price of at least $3.46 per share, subject to adjustments in the event of stock splits, reverse splits or other recapitalization. With the exception of Series A-2 shares, which do not carry voting rights, all series of convertible preferred stock carry voting rights equivalent to the number of shares of common stock into which the convertible preferred stock is convertible. All series of convertible preferred stock convert into common stock on a 1:1 basis, with the exception of Series B shares, which convert on a 1:1.316 basis.

  Dividends

        Holders of Series A, B, C and D convertible preferred stock are entitled to noncumulative dividends of 8% of such series' original purchase price $0.06, $0.10, $0.07 and $0.14 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through June 30, 2007.

  Liquidation

        In the event of a liquidation or winding up of the Company, holders of Series C and D convertible preferred stock shall have a liquidation preference of $0.89 and $1.73 per share, respectively, together with any declared but unpaid dividends, over holders of Series A or Series B convertible preferred stock or common stock. Following payment to the Series C and D holders, holders of Series A and B convertible preferred stock shall have a liquidation preference of $0.7095 and $1.19784, respectively, over holders of common stock. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the convertible preferred and common stock pro rata based on the number of shares of common stock held (assuming conversion of convertible preferred stock). The distributions to the convertible preferred stockholders, including liquidation preference, are subject to a limit of $2.13, $3.59, $2.67 and $5.19 per share of Series A, B, C and D convertible preferred stock, respectively. A merger or the sale of substantially all of the assets of the Company is defined as a liquidation event.

8. Preferred Stock Warrant Liability

        In connection with the debt financing entered into in June 2006, the Company issued a warrant to purchase Series D convertible preferred stock for $1.73 per share. A warrant to purchase 150,289 shares was issued upon execution of the loan agreement in June 2006. In connection with the July and December 2006 borrowings, an additional 150,289 shares were eligible to be purchased under the warrant. The warrant expires in 2013. The Company assigned an initial fair value of $408,000 to the warrant, of which $188,000 related to the June 2006 issuance, which was accounted for as capitalized debt financing cost, and $220,000 related to the July and December 2006 increases, which was accounted for as a discount on the related borrowings. The value of the warrant was determined using the Black-Scholes model and the following assumptions: volatility of 73%, expected term of 6.5 to 7 years, dividend yield of zero and a risk-free interest rate of 4.7% to 5.1%. The Company is amortizing the capitalized debt financing costs and the debt discount over the four year term of the note. During 2006, the Company incurred $369,000 of interest expense related to these borrowings, of which $42,000 was amortization of the financing costs and debt discount. For the six months ended June 30, 2007, the Company incurred $649,000 of interest expense related to these borrowings, of which $82,000 was amortization of the financing costs and debt discount.

        The preferred stock warrant liability is revalued at the end of each reporting period to fair value using the Black-Scholes option pricing model to determine the fair value of the warrant. For 2006 and the six months ended June 30, 2007, the Company recorded $136,000 and $301,000, respectively, of other expense for the increase in fair value of the warrant. The fair value of the warrant at December 31, 2006 and June 30, 2007 was estimated to be $544,000 and $845,000, respectively.

9. Stockholders' Equity (Deficit)

  Common Stock

        Of the authorized 55,150,000 shares of common stock as of June 30, 2007, 40,842,356 shares have been reserved for the conversion of Series A-1, Series A-2, Series B, Series C and Series D convertible preferred stock, and 6,685,465 shares have been reserved for issuance upon the exercise of stock options. The holders of the common stock are entitled to one vote per share.

Equity Incentive Plan

        Under the 2001 Equity Incentive Plan (the Plan), options or stock purchase rights may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years. Options granted under the Plan expire no more than ten years after the date of grant.

        Stock purchased under stock purchase rights is subject to a repurchase option by the Company upon termination of the purchaser's employment or services. The repurchase rights lapse over a period of time as determined by the board of directors. There were no shares subject to repurchase at December 31, 2005 and 2006 and June 30, 2007.

        The following table summarizes stock option activity:

	Shares Available for Grant	Outstanding Options Number of Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2004	416,667	1,944,282	$0.07
Options granted	(393,800)	393,800	$0.12
Options exercised	—	(395,704)	$0.07
Options canceled	142,282	(142,282)	$0.10

Balance at December 31, 2004	165,149	1,800,096	$0.11
Additional shares authorized for grant	4,740,764	—	—
Options granted	(3,780,600)	3,780,600	$0.12
Options exercised	—	(473,961)	$0.07
Options canceled	187,500	(187,500)	$0.12
Restricted shares issued	(56,666)	—	$—

Balance at December 31, 2005	1,256,147	4,919,235	$0.12
Options granted	(572,000)	572,000	$0.42
Options exercised	—	(1,019,684)	$0.10
Options canceled	274,584	(274,584)	$0.12

Balance at December 31, 2006	958,731	4,196,967	$0.16
Additional shares authorized for grant	1,688,000	—	—
Options granted	(655,500)	655,500	$2.55
Options exercised	—	(158,233)	$0.12
Options canceled	18,231	(18,231)	$0.12

Balance at June 30, 2007	2,009,462	4,676,003	$0.49

Options vested and expected to vest at June 30, 2007		4,479,352	$0.48	$11,285,995

        Intrinsic value at June 30, 2007 is based on deemed fair value of $3.00 per share of the common stock at such date.

        Details of the Company's stock options by exercise price at December 31, 2006 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.04	100,000	4.95	$0.04	100,000	$0.04
$0.07	281,057	5.69	0.07	208,079	0.07
$0.12	3,658,910	8.17	0.12	1,295,778	0.12
$0.38	55,000	9.62	0.38	—	—
$1.66	102,000	9.74	1.66	—	—

	4,196,967	7.99	$0.16	1,603,857	$0.11

        Details of the Company's stock options by exercise price at June 30, 2007 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.04	100,000	4.45	$0.04	100,000	$0.04
$0.07	281,057	5.20	0.07	270,632	0.07
$0.12	3,482,446	8.01	0.12	1,690,661	0.12
$0.38	55,000	9.13	0.38	—	—
$1.66	102,000	9.25	1.66	—	—
$2.55	655,500	9.93	2.55	20,808	2.55

	4,676,003	8.07	$0.49	2,082,101	$0.13

        The weighted-average fair values of options granted to employees in 2004, 2005 and 2006 and in the six months ended June 30, 2006 and 2007 were $0.07, $0.08, $0.29, $0.08 and $1.74 per share, respectively. The fair value of employee options vested during 2004, 2005 and 2006 and in the six months ended June 30, 2006 and 2007 equaled $15,000, $39,000, $122,000, $76,000 and $50,000, respectively. The total intrinsic value of all options exercised during 2004, 2005 and 2006 and in the six months ended June 30, 2006 and 2007, was approximately $20,000, $23,000, $235,000, $14,000 and $267,000, respectively.

  Adoption of SFAS 123R

        The Company adopted SFAS 123R effective January 1, 2006. Under SFAS 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model.

        The Company does not believe that it is able to rely on its historical exercise and post-vesting termination activity to provide accurate data for estimating its expected term for use in determining the fair value of its options. Therefore, as allowed by SAB No. 107, Share-Based Payment, the Company has opted to use the simplified method for estimating the expected term. The risk-free interest rate assumptions are based on the yield of U.S. Treasury instruments with similar durations as the expected term of the related awards. The expected dividend yield assumption is based on the Company's historic and expected absence of dividend payouts. For options granted prior to January 1, 2006 the graded-vested (multiple-option) method continues to be used for expense attribution related to the portion of those options that were unvested as of January 1, 2006. The straight-line (single-option) method is being used for expense attribution of all awards granted on or after January 1, 2006. Expected volatility uses the historic volatility of a peer group of publicly traded entities. Forfeitures are estimated such that the Company only recognizes expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

        The fair values of employee stock options granted under the Company's stock option plan during 2006 and the six months ended June 30, 2006 and 2007, were estimated at the date of grant using the Black-Scholes model with the following assumptions:

		Six months Ended June 30,
	Year Ended December 31, 2006
		2006	2007
Dividend yield	0%	0%	0%
Volatility	73%	73%	71%
Weighted-average expected life (in years)	6.1	6.1	6.1
Risk-free interest rate	4.7%	4.7%	4.9%

        Employee stock-based compensation expense recognized in 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        Employee stock-based compensation expense recognized under SFAS 123R was as follows (in thousands):

		Six months Ended June 30,
	Year Ended December 31 2006
		2006	2007
Research and development	$63	$33	$35
General and administrative	65	42	36

Total	$128	$75	$71

Effect on earnings per share	$(0.02)	$(0.01)	$(0.01)

        At December 31, 2006 and June 30, 2007, the Company had $220,000 and $1.0 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 2.8 years and 3.6 years, respectively.

        As of December 31, 2006, the weighted-average remaining contractual term for outstanding stock options and for exercisable stock options was 8.0 years and 7.1 years, respectively, and the intrinsic value of these options was $6.3 million and $2.5 million, respectively. As of June 30, 2007, the weighted-average remaining contractual term for outstanding stock options and for exercisable stock options was 8.1 years and 7.4 years, respectively, and the intrinsic value of these options was $11.7 million and $6.0 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's determination of fair value of its common stock of $1.66 and $3.00 per share as of December 31, 2006 and June 30, 2007, respectively. This amount changes based on the fair value of the Company's stock. Total intrinsic value of options exercised during the six months ended June 30, 2007 was $267,000.

        At inception of his full-time employment in 2002, the Company granted an executive officer an option to acquire (i) 750,627 shares of common stock with standard vesting terms, (ii) 54,728 shares of restricted common stock, which fully vested on the date of grant for services previously rendered and (iii) an option for 500,418 shares of common stock (the Milestone Grant), which shall vest on the five-year anniversary of the grant date, unless vesting is accelerated based on the attainment of certain agreed-upon performance milestones. In August 2005, the first agreed-upon milestone was met under the terms of the Milestone Grant, and upon the approval of the board of directors, 250,209 shares under the option became fully vested. The terms of the Milestone Grant were changed such that the remaining unvested 250,209 shares under the Milestone Grant will vest and become exercisable ratably on a monthly basis over a 24 month period beginning August 2005, subject to continued employment. In accordance with FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation, the modification of the vesting period is treated as an exchange of the original award for a new award and the resulting expense was immaterial to the Company's operations.

  Stock Options Granted to Non-Employees

        During 2005 and 2006 and the six months ended June 30, 2006 and 2007, the Company granted 315,000, 5,000, 5,000 and 95,500, respectively, options to purchase common stock to consultants. During 2004, the Company did not grant any stock options to non-employees. The stock-based compensation expense related to non-employees will fluctuate as the fair value of the Company's common stock fluctuates. In connection with grants of stock options to non-employees, the Company recorded stock-based compensation expense as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
Research and development	$15	$159	$84	$141
General and administrative	1	4	2	3

Total	$16	$163	$86	$144

        Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options vest in accordance with EITF 96-18. The Company believes that the fair values of the stock options are more reliably measurable than the fair values of the services received. The estimated fair values of the stock options granted are calculated at each reporting date using the Black-Scholes option pricing model, using the following assumptions: expected life is equal to the remaining contractual term of the award as of the measurement date; risk-free rate is based on the U.S. Treasury Constant Maturity rate with a term similar to the expected life of the option at the measurement date; expected dividend yield of 0%; and a volatility of 73.41%.

10. 401(k) Plan

        The Company sponsors a 401(k) Plan that stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations, on a pretax basis. Pursuant to the 401(k) Plan, the Company does not match any employee contributions.

11. Income Taxes

        Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 2005 and 2006 were as follows (in thousands):

	2005	2006
Deferred tax assets:
Federal and state net operating loss	$8,602	$15,894
Basis difference in intangibles	675	880
Federal and State research credit carryforwards	213	570
Other	49	285

Total deferred tax assets	9,539	17,629
Valuation allowance	(9,539)	(17,629)

Net deferred tax assets	$—	$—

        Significant components of the Company's deferred tax assets are net operating loss carryforwards, depreciable and amortizable assets, including patent costs capitalized for tax purposes only, and research and development credits. Due to the Company's lack of earnings history, the deferred assets have been fully offset by a valuation allowance as of December 31, 2005 and 2006. If recognized, the reversal of the reserves would affect our effective tax rate before application of the valuation allowance. The increase in the valuation allowance on the deferred tax asset was $6.7 million and $8.1 million for 2005 and 2006, respectively.

        At December 31, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $40.0 million. These carryforwards will begin to expire in 2021 and 2013 for federal and state purposes, respectively. The federal research and development credit carryforwards will begin to expire in 2023, and the state research and development credit carryforwards will carry over indefinitely.

        Internal Revenue Code Section 382 places a limitation (the Section 382 Limitation) on the amount of taxable income, which can be offset by net operating loss carryforwards after a change in control (generally greater than a 50% change in ownership). Generally, after a control change, a company cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Due to these change in ownership provisions, utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

        Upon adoption of FIN 48, the Company recognized no material adjustment in the liability for unrecognized tax benefits. At January 1, 2007, the Company had approximately $690,000 of unrecognized tax benefits.

12. Subsequent Events

  Initial Public Offering

        In August 2007, the Board approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock (the "Offering").

  2007 Equity Incentive Plan and Employee Stock Purchase Plan

        In August 2007, the Company's board of directors approved the 2007 Equity Incentive Plan and the 2007 Employee Stock Purchase Plan, subject to the approval of the Company's stockholders.

  Operating Lease (Unaudited)

        On October 5, 2007, the Company entered into an agreement to lease a 36,960 square-foot building in Palo Alto, California. The lease term is expected to commence in April 2008 and will terminate in March 2018. This facility is expected to replace the Company's current facility for office and laboratory space. Future minimum lease payments under this agreement are as follows: $737,000, $1,295,000, $1,337,000 and $11,079,000, respectively, for the years ending December 31, 2008, 2009, 2010 and thereafter, with a total lease commitment of $14,448,000.

        Under the lease agreement, the Company provided a security deposit in the amount of $140,471.

  Research and Development Collaboration (Unaudited)

        On October 5, 2007, the Company entered into a research and development collaboration, option and license agreement with SmithKline Beecham Corporation d/b/a GlaxoSmithKline ("GSK") for the discovery, development, manufacture and worldwide commercialization of boron-based systemic therapeutics with the potential for at least eight product options in up to four target-based projects.

        Pursuant to the agreement, GSK will pay the Company a $12 million non-refundable, non-creditable up-front fee within 10 days of the execution of the agreement, and the Company has the right to require GSK to purchase $10 million of the Company's capital stock in a private placement. In each project area, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates under certain specified conditions.

        During the research term, the Company is committed to use reasonable efforts to discover and optimize compounds and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research and development costs. The Company will be primarily responsible for development of each product candidate from the research stage until GSK exercises an option for such product candidate. Upon exercise of an option, GSK will assume sole responsibility for the further development and commercialization of the applicable product candidate. GSK is obligated to make payments to the Company if certain development, regulatory and commercial milestones are met on a compound-by-compound basis. Additionally, the Company is eligible to receive commercial milestones for each approved drug based on sales of the drug. GSK is further obligated to pay the Company royalties on annual net sales of products.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee		$1,766
FINRA filing fee		6,250
Nasdaq Global Market listing fee
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Registrant's amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

        The Registrant's amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant's behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant's best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

        The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

        The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant's executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

        The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

        Since October 1, 2004, the registrant has issued and sold the following unregistered securities:

  1.
  In April 2005, the Registrant issued and sold an aggregate of 28,089,885 shares of the Registrant's Series C convertible preferred stock to venture capital funds at a per share purchase price of $0.89 per share, for aggregate consideration of approximately $25 million. Upon completion of this offering, these shares of Series C convertible preferred stock will convert into 28,089,885 shares of the Registrant's common stock.

  2.
  In June 2006, the Registrant issued and sold an aggregate of 2,930,500 shares of the Registrant's Series D convertible preferred stock to venture capital funds and certain individuals at a per share purchase price of $1.73 per share, for aggregate consideration of approximately $5.1 million. Upon completion of this offering, these shares of Series D convertible preferred stock will convert into 2,930,500 shares of the Registrant's common stock.

  3.
  From October 1, 2004 through September 30, 2007, the Registrant had granted stock options to purchase 5,865,600 shares of the Registrant's common stock at exercise prices ranging from $0.12 to $4.25 per share to a total of 53 employees, consultants and directors of the Registrant under the Registrant's 2001 Equity Incentive Plan. Between October 1, 2004 and September 30, 2007, the Registrant issued and sold an aggregate of 1,876,707 shares of its common stock to the Registrant's employees, consultants and directors at prices ranging from $0.07 to $0.12 per share pursuant to exercises of options and 56,666 shares of its common stock at a price of $0.12 per share pursuant to stock purchase rights granted under the Registrant's 2001 Equity Incentive Plan.

  4.
  In 2006, in connection with its borrowing of $8 million, the Registrant issued a warrant to purchase up to 300,578 shares of the Registrant's Series D convertible preferred stock at an exercise price of $1.73 per share to the lender. Upon completion of this offering, this warrant will become a warrant to purchase 300,578 shares of the Registrant's common stock at an exercise price of $1.73 per share.

        The issuance of securities described above in paragraphs 1 through 2 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

        The issuance of securities described above in paragraph 3 was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant's board of directors.

        The issuance of securities described above in paragraph 4 was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering. The recipient of the securities in this transaction represented that it was an accredited investor and that it was acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. The recipient received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. The recipient received adequate financial statement and non-financial statement information about the Registrant. The issuance of these securities was made without general solicitation or advertising.

        All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

        (a) Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3#	Bylaws, as amended, of the Registrant, as currently in effect.
3.4*	Form of Bylaws, as amended, of the Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant's Common Stock Certificate.
4.2#	Amended and Restated Investors' Rights Agreement dated as of June 13, 2006.
5.1*	Opinion of Heller Ehrman LLP.
10.1#	Anacor Pharmaceuticals, Inc. 2001 Equity Incentive Plan, as amended.
10.2*	Anacor Pharmaceuticals, Inc. 2007 Equity Incentive Plan and forms of agreements relating thereto.
10.3*	Anacor Pharmaceuticals, Inc. 2007 Employee Stock Purchase Plan and forms of agreements relating thereto.
10.4*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.5#	Letter Agreement between the Registrant and David P. Perry dated November 21, 2002, as amended August 30, 2005.
10.6#	Letter Agreement between the Registrant and Christine E. Gray-Smith dated June 18, 2007.
10.7#	Letter Agreement between the Registrant and Karl R. Beutner, M.D., Ph.D. dated March 10, 2005.
10.8#	Letter Agreement between the Registrant and Kirk R. Maples, Ph.D. dated August 1, 2002.
10.9#	Letter Agreement between the Registrant and Jacob J. Plattner, Ph.D. dated October 21, 2003.
10.10#	Consulting Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated May 24, 2007.

10.11#	Board of Directors and Advisory Board Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated November 9, 2005.
10.12*	Form of Change of Control Agreement for executive officers of the Registrant.
10.13#	Change of Control Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated September 28, 2006.
10.14#	Change of Control Agreement between the Registrant and Lucy Shapiro, Ph.D. dated October 25, 2006.
10.15#	Lease between HDP Associates, LLC and the Registrant dated as of October 16, 2002, as amended.
10.16#	Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P. dated as of June 30, 2006.
10.17#	Loan and Security Agreement No. 5251 between Lighthouse Capital Partners V, L.P. and the Registrant dated as of June 30, 2006.
10.18†#	License, Development, and Commercialization Agreement between Schering Corporation and the Registrant dated as of February 2, 2007.
10.19#	Equity Commitment Agreement between Schering Corporation and the Registrant dated as of February 2, 2007.
10.20#	Lease between California Pacific Commercial Corporation and the Registrant dated as of October 5, 2007.
10.21†#	Research and Development Collaboration, Option and License Agreement between SmithKline Beecham Corporation d/b/a GlaxoSmithKline and the Registrant dated as of October 5, 2007.
23.1	Consent of independent registered public accounting firm.
23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1).
24.1#	Power of Attorney.

#
Previously filed.

*
To be filed by amendment

†
Confidential treatment requested for certain portions.

  (b) Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes that:

          (a)   The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 31st day of October 2007.

ANACOR PHARMACEUTICALS, INC.
By:	/s/ DAVID P. PERRY David P. Perry President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 9th day of October 2007.

Signature	Title	Date

/s/ DAVID P. PERRY DAVID P. PERRY	President, Chief Executive Officer and Director	October 31, 2007
/s/ CHRISTINE E. GRAY-SMITH* CHRISTINE E. GRAY-SMITH	Chief Financial Officer (Principal Financial and Accounting Officer)	October 31, 2007
/s/ MARK LESCHLY* MARK LESCHLY	Chairman of the Board of Directors	October 31, 2007
/s/ STEPHEN J. BENKOVIC, PH.D.* STEPHEN J. BENKOVIC, PH.D.	Director	October 31, 2007
/s/ PAUL B. CLEVELAND* PAUL B. CLEVELAND	Director	October 31, 2007
/s/ ANDERS D. HOVE, M.D.* ANDERS D. HOVE, M.D.	Director	October 31, 2007
/s/ PAUL H. KLINGENSTEIN* PAUL H. KLINGENSTEIN	Director	October 31, 2007
/s/ RICHARD J. MARKHAM* RICHARD J. MARKHAM	Director	October 31, 2007

/s/ LUCY SHAPIRO, PH.D.* LUCY SHAPIRO, PH.D.	Director	October 31, 2007
*By	/s/ DAVID P. PERRY DAVID P. PERRY Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3#	Bylaws, as amended, of the Registrant, as currently in effect.
3.4*	Form of Bylaws, as amended, of the Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant's Common Stock Certificate.
4.2#	Amended and Restated Investors' Rights Agreement dated as of June 13, 2006.
5.1*	Opinion of Heller Ehrman LLP.
10.1#	Anacor Pharmaceuticals, Inc. 2001 Equity Incentive Plan, as amended.
10.2*	Anacor Pharmaceuticals, Inc. 2007 Equity Incentive Plan and forms of agreements relating thereto.
10.3*	Anacor Pharmaceuticals, Inc. 2007 Employee Stock Purchase Plan and forms of agreements relating thereto.
10.4*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.5#	Letter Agreement between the Registrant and David P. Perry dated November 21, 2002, as amended August 30, 2005.
10.6#	Letter Agreement between the Registrant and Christine E. Gray-Smith dated June 18, 2007.
10.7#	Letter Agreement between the Registrant and Karl R. Beutner, M.D., Ph.D. dated March 10, 2005.
10.8#	Letter Agreement between the Registrant and Kirk R. Maples, Ph.D. dated August 1, 2002.
10.9#	Letter Agreement between the Registrant and Jacob J. Plattner, Ph.D. dated October 21, 2003.
10.10#	Consulting Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated May 24, 2007.
10.11#	Board of Directors and Advisory Board Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated November 9, 2005.
10.12*	Form of Change of Control Agreement for executive officers of the Registrant.
10.13#	Change of Control Agreement between the Registrant and Stephen J. Benkovic, Ph.D. dated September 28, 2006.
10.14#	Change of Control Agreement between the Registrant and Lucy Shapiro, Ph.D. dated October 25, 2006.
10.15#	Lease between HDP Associates, LLC and the Registrant dated as of October 16, 2002, as amended.
10.16#	Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P. dated as of June 30, 2006.

10.17#	Loan and Security Agreement No. 5251 between Lighthouse Capital Partners V, L.P. and the Registrant dated as of June 30, 2006.
10.18†#	License, Development, and Commercialization Agreement between Schering Corporation and the Registrant dated as of February 2, 2007.
10.19#	Equity Commitment Agreement between Schering Corporation and the Registrant dated as of February 2, 2007.
10.20#	Lease between California Pacific Commercial Corporation and the Registrant dated as of October 5, 2007.
10.21†#	Research and Development Collaboration, Option and License Agreement between SmithKline Beecham Corporation d/b/a GlaxoSmithKline and the Registrant dated as of October 5, 2007.
23.1	Consent of independent registered public accounting firm.
23.2*	Consent of Heller Ehrman LLP (included in Exhibit 5.1).
24.1#	Power of Attorney.

#
Previously filed.

*
To be filed by amendment.

†
Confidential treatment requested for certain portions.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
ANACOR PHARMACEUTICALS, INC.
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ANACOR PHARMACEUTICALS, INC. INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Anacor Pharmaceuticals, Inc. Balance Sheets (in thousands, except share and per share data)
Anacor Pharmaceuticals, Inc. Statements of Operations (in thousands, except share and per share data)
Anacor Pharmaceuticals, Inc. Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) (in thousands, except share and per share data)
Anacor Pharmaceuticals, Inc. Statements of Cash Flows (in thousands)
ANACOR PHARMACEUTICALS, INC. NOTES TO FINANCIAL STATEMENTS (Information as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX